                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                (AMENDMENT NO. 2)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

                                       or

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

COMMISSION FILE NUMBER        1-32272
                       --------------------

               LMS MEDICAL SYSTEMS INC./SYSTEMES MEDICAUX LMS INC.
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             (Exact name of registrant as specified in its charter)

                                     CANADA
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                 (Jurisdiction of incorporation or organization)

       181 BAY STREET, SUITE 2500, P.O. BOX 747, TORONTO, ONTARIO M5J 2T7
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                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

     COMMON SHARES WITHOUT PAR VALUE
--------------------------------------------------------------------------------
(Title of Class)

     NONE
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(Name of Exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act: NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         YES                    NO     X
             ----------            ----------

Indicate by check mark which financial statement item the registrant has elected to follow:

             ITEM 17     X                ITEM 18
                     ----------                   ----------

As of November 24, 2004, the rate to convert one Canadian dollar into the U.S.
dollar was $0.8465.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND

                                   BACKGROUND

Effective April 1, 2004, LMS Medical Systems Inc. (in this amended registration statement, unless stated otherwise, "we", "us", "our" and "our Company" or similar terms refer to LMS Medical Systems Inc. (formerly Trophy Capital Inc.)
and its subsidiary, LMS Medical Systems (Canada) Ltd. and indirect subsidiary,
LMS Medical Systems (USA), Inc.) acquired 99.98 percent of the issued and outstanding shares and all of the issued and outstanding unsecured convertible debentures of LMS Medical Systems (Canada) Ltd. ("LMS") (formerly LMS Medical
Systems Ltd.) in consideration for the issuance of 10,897,434 of our common shares ("Common Shares"). In addition, we acquired all of the issued and outstanding options and warrants of LMS in exchange for options and warrants to purchase our Common Shares. Pursuant to the terms and conditions of an agreement dated October 7, 2004, we have acquired the 0.02 percent of the issued and outstanding shares of LMS that we did not own. LMS is now our wholly-owned subsidiary. At the time of the reverse takeover transaction, we were a non-operating public enterprise with nominal net non-monetary assets. The reverse takeover transaction is a capital transaction in substance for LMS and is viewed, for accounting purposes, as the issuance of equity by LMS to the extent of the net monetary assets which were available to us at the time of the reverse takeover transaction. In addition, the information contained in this amended registration statement is being presented for LMS, which has had operations, rather than for our Company, which, other than our acquisition of
LMS, has had no substantive operations. Subsequent to April 1, 2004 we also completed a private placement for a total amount of $12 million.

                           FORWARD LOOKING STATEMENTS

This amended registration statement contains forward-looking statements which are prospective and reflect management's expectations regarding our business, operations, financial performance and business prospects and opportunities.
Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "estimate", "expect" and "intend"
and statements that an event or result "may", "will", "should", "could" or
"might" occur or be achieved and other similar expressions. These forward-looking statements reflect management's current beliefs and expectations and are based on information currently available to management. Forward-looking statements are subject to significant risks, uncertainties, assumptions and other factors, any of which could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. More detailed information about these risks, uncertainties, assumptions and other factors is provided under the section entitled "Risk Factors". Investors should not place undue reliance on such forward-looking statements. We assume no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise.

Unless otherwise stated, all dollar amounts used in this amended registration statement are in Canadian funds.

                                     PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.   DIRECTORS AND SENIOR MANAGEMENT

The names, business addresses and functions of the directors and senior management of our Company are as follows:

NAME AND BUSINESS ADDRESS                                               POSITION IN OUR COMPANY

Diane Cote                                                              President and Chief Executive Officer and
     c/o BCE Place, 181 Bay Street, Suite 2500, P.O. Box 747            Director
     Toronto, Ontario, Canada  M5J 2T7
Yves Grou                                                               Chief Financial Officer and Secretary
     c/o BCE Place, 181 Bay Street, Suite 2500, P.O. Box 747
     Toronto, Ontario, Canada M5J 2T7
Emily Hamilton                                                          Vice-President, Medical Research
     c/o BCE Place, 181 Bay Street, Suite 2500, P.O. Box 747
     Toronto, Ontario, Canada M5J 2T7
Timothy S. Betts                                                        Product Development Lead
     c/o BCE Place, 181 Bay Street, Suite 2500, P.O. Box 747
     Toronto, Ontario, Canada M5J 2T7
Benoit La Salle                                                         Chairman of the Board
     c/o BCE Place, 181 Bay Street, Suite 2500, P.O. Box 747
     Toronto, Ontario, Canada M5J 2T7
Elaine Beaudoin                                                         Director
     c/o BCE Place, 181 Bay Street, Suite 2500, P.O. Box 747
     Toronto, Ontario, Canada M5J 2T7
Andre Berard                                                            Director
     c/o BCE Place, 181 Bay Street, Suite 2500, P.O. Box 747
     Toronto, Ontario, Canada M5J 2T7
Terrance H. Gregg                                                       Director
     c/o BCE Place, 181 Bay Street, Suite 2500, P.O. Box 747
     Toronto, Ontario, Canada M5J 2T7
Harry G. Hohn                                                           Director
     c/o BCE Place, 181 Bay Street, Suite 2500, P.O. Box 747
     Toronto, Ontario, Canada M5J 2T7

There are no family relationships between any director or officer and any other director or officer.

B.   ADVISERS

Lang Michener LLP located at BCE Place, 181 Bay Street, Suite 2500, P.O. Box
747, Toronto, Ontario, Canada M5J 2T7, are our principal legal advisers. Fasken
Martineau DuMoulin LLP, located at The Stock Exchange Tower, P.O. Box 242, 34th
Floor, 800 Victoria Square, Montreal, Quebec, Canada H4Z 1E9, are our principal legal advisers with respect to Quebec legal matters. National Bank of Canada, located at 600 de La Gauchetiere Quest, Montreal, Quebec, Canada H3B 4L2, is our
principal banker.

C.   INDEPENDENT AUDITORS

The financial statements of LMS as of March 31, 2004 and October 31, 2003 and
for the five-month period ended March 31, 2004 and for each year in the three-year periods ended October 31, 2003, 2002 and 2001, included in this amended registration statement, have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein. Our financial statements as at March 31,

2004 and November 30, 2003 and for the four-month period ended March 31, 2004 and the 320-day period ended November 30, 2003, also included in this amended registration statement, have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A.   DESCRIPTION OF BUSINESS AND REVERSE TAKEOVER TRANSACTION

We were listed on the TSX Venture Exchange as a Capital Pool Company. The TSX
Venture Exchange's Capital Pool Company program provides businesses with an opportunity to obtain financing earlier in their development than might be possible with a regular initial public offering. The Capital Pool Company program permits an initial public offering to be conducted, and a TSX Venture
Exchange listing to be achieved, by a newly created company which, other than cash, has no assets and has no business or operations. The pool of funds obtained from the initial public offering is used to identify and evaluate assets or businesses to be acquired, which would reasonably appear to constitute significant assets and the acquisition of which would reasonably appear to constitute a "Qualifying Transaction" under the Capital Pool Company program.
This may, ultimately, result in obtaining a listing as a regular Tier 1 or Tier
2 issuer on the TSX Venture Exchange. Prior to the reverse takeover transaction our operations were primarily funded by the issuance of seed shares.

LMS is incorporated under the Canada Business Corporations Act. LMS operates in a single business segment and its principal activities have been devoted to the development of technology in care management tools in the labor and delivery setting. LMS is currently pursuing its research and development activities as well as the implementation of its distribution network.

To date, LMS has financed its cash requirements primarily from shares issuances, loans payable, convertible debentures, investment tax credits and contract revenues. The success of LMS is dependent on obtaining the necessary regulatory approvals, generating revenue from the licensing of its technology in care management tools or directly from its technology and achieving future profitable operations. It will be necessary for LMS to raise additional funds for the continuing development and marketing of its technology.

In connection with the reverse takeover transaction, we changed our year-end to
March 31, effective in 2004.

REVERSE TAKEOVER TRANSACTION

On April 1, 2004, we acquired substantially all shares and unsecured convertible debentures from the shareholders and the debenture holders of LMS in exchange for 2.70727 of our Common Shares for each share of LMS acquired and 300 of our
Common Shares for each $1,000 of principal amount of the $5.8 million unsecured convertible debentures of LMS acquired. All options granted and warrants issued by LMS were transferred to us. As a result, we became the new legal parent company of LMS.

At the time of the reverse takeover transaction, we were a non-operating public enterprise with nominal net non-monetary assets. The reverse takeover transaction is a capital transaction in substance for LMS and is viewed, for accounting purposes, as the issuance of equity by LMS to the extent of the net monetary assets which were available to us at the time of the reverse takeover transaction. Our unaudited

interim consolidated balance sheet as at September 30, 2004 gives effect to the reverse takeover transaction. In addition, following the reverse takeover transaction, historical financial information, present for comparative purposes, by our Company will be that of LMS. The historical shareholder's equity of our
Company prior to the reverse takeover transaction was retroactively restated for the number of shares received in the reverse takeover transaction. Earnings per share calculations also give effect to the reverse takeover transaction for all periods presented.

B.   SELECTED FINANCIAL DATA

The selected financial data for the fiscal period ended March 31, 2004 includes only the operations of LMS commencing November 1, 2003 as well as the selected financial data for the years ended on October 31, 2003, 2002, 2001, 2000 and
1999.

The selected financial data of LMS as at March 31, 2004 and October 31, 2003 and for the five-month period ended March 31, 2004 and years ended October 31, 2003,
2002 and 2001 was extracted from the audited consolidated financial statements of LMS included in this amended registration statement. The selected financial data of our Company as at September 30, 2004 and for the six-month period ended as at September 30, 2004 and 2003 was extracted from our unaudited interim consolidated financial statements included in this amended registration statement. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed audited consolidated financial statements of LMS and related notes included in "Item 17 - Financial
Statements", and should be read in conjunction with such financial statements and with the information appearing in "Item 5 - Management's Discussion and
Analysis".

Reference is made to Note 17 of the audited consolidated financial statements of
LMS included herein for a discussion of the material measurement differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles, and their effect on our financial statements.

The selected financial data prior to the reverse takeover transaction are those of LMS. At the time of the reverse takeover transaction, we were a non-operating public enterprise with nominal net non-monetary assets. The reverse takeover transaction is a capital transaction in substance for LMS and is viewed, for accounting purposes, as the issuance of equity by LMS to the extent of the net monetary assets which were available to us at the time of the reverse takeover transaction.

Earnings per share calculations give effect to the reverse takeover transaction for all periods presented.

DIVIDENDS

No cash dividends have been declared, nor are any intended to be declared, in the foreseeable future. We are not subject to legal restrictions respecting the payment of dividends except that they may not be paid to render us insolvent.
Our dividend policy will be based on our cash resources and needs and we anticipate that all available cash will be required to further our research and development activities and marketing and distribution initiatives for the foreseeable future.

UNDER CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (IN CANADIAN DOLLARS):

                              SEPTEMBER
BALANCE SHEET DATA               30,
(AS AT PERIOD END)              2004        MARCH 31,    OCTOBER 31,   OCTOBER 31,   OCTOBER 31,    OCTOBER 31,     OCTOBER 31,
                             (UNAUDITED)      2004           2003          2002          2001           2000           1999
                                  $             $             $             $             $              $              $

Property, plant and
 equipment                        430,989      343,973       315,289       395,926       429,094        346,463         270,467
Total Assets                   12,859,217    4,040,164     1,810,777     1,660,724     5,641,720      1,443,157       1,313,564
Shareholders' equity
(deficiency)                   11,085,792    2,409,527      (633,636)   (2,514,281)    2,547,572     (2,467,704)     (3,745,437)
Capital Stock                  41,137,244   21,755,681    20,768,740    12,690,175    12,690,175      3,934,355       3,934,355
Common Shares issued
and outstanding                14,499,260    3,382,536     3,136,320     1,420,049     1,420,049        520,408         520,408

                           6 MONTHS      6 MONTHS
                             ENDED        ENDED      5 MONTHS     12 MONTHS    12 MONTHS     12 MONTHS     12 MONTHS      12 MONTHS
                           SEPTEMBER    SEPTEMBER      ENDED        ENDED        ENDED         ENDED         ENDED          ENDED
                              30,          30,       MARCH 31,   OCTOBER 31,  OCTOBER 31,   OCTOBER 31,   OCTOBER 31,    OCTOBER 31,
STATEMENTS OF OPERATIONS     2004          2003        2004          2003        2002          2001          2000           1999
(FOR THE PERIOD ENDED ON)      $            $            $            $           $              $            $              $

Revenue                        307,796       58,791       42,019     130,168     439,694       278,662        526,278        38,873
Operating loss              (4,184,140)  (2,750,762)  (2,201,397) (5,009,176) (5,126,120)   (3,771,112)    (2,381,159)   (1,318,758)
Net Loss for the Period     (4,076,532)  (2,819,435)  (2,272,139) (5,279,480) (5,491,853)   (3,872,186)    (2,656,622)   (1,375,052)
Basic and Diluted
   Loss per Share                (0.28)       (0.90)       (0.28)      (1.64)      (1.46)        (1.48)         (1.88)        (0.98)

UNDER UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (IN CANADIAN DOLLARS):

                                SEPTEMBER 30,     MARCH 31,         OCTOBER 31,
BALANCE SHEET DATA                  2004             2004              2003
(AS AT PERIOD END)                    $               $                  $

Property, plant and equipment        388,481          291,629           253,946
Total Assets                      12,816,709        4,545,519         1,789,174
Shareholders' equity
(deficiency)                      11,116,283        2,914,882         (655,239)
Capital Stock                     42,787,767       24,640,853        23,653,912

                               6 MONTHS        6 MONTHS        5 MONTHS       12 MONTHS       12 MONTHS       12 MONTHS
                                 ENDED           ENDED           ENDED           ENDED           ENDED           ENDED
                             SEPTEMBER 30,   SEPTEMBER 30,     MARCH 31,      OCTOBER 31,     OCTOBER 31,     OCTOBER 31,
STATEMENT OF OPERATIONS           2004            2003            2004            2003            2002            2001
(FOR THE PERIOD ENDED ON)          $               $               $               $               $               $

Revenues                         307,796          58,791          42,019         130,168           439,694        278,662
Operating loss                (4,173,342)     (2,815,367)     (2,264,965)     (5,258,704)       (5,457,838)    (3,605,431)
Net Loss for the Period       (4,065,734)     (3,142,733)     (2,463,313)     (5,440,598)       (5,566,351)    (3,624,154)
Basic and Diluted
  Loss per Share                   (0.28)          (0.82)          (0.29)         (2.67)             (1.45)         (1.38)

EXCHANGE RATES

The following table sets forth: (i) the average for the financial period-end indicated; (ii) the high and low for each month during the previous six months, of the noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as US dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

                 SEPTEMBER 30,      JUNE 30,       MARCH 31,      OCTOBER 31,       OCTOBER 31,     OCTOBER 31,    OCTOBER 31,
                     2004             2004           2004             2003             2002            2001            2000

Average (1)         0.7674           0.7356         0.7543           0.6954           0.6362          0.6489          0.6770

                          OCTOBER        SEPTEMBER         AUGUST          JULY            JUNE            MAY
                            2004            2004            2004           2004            2004            2004

High                       0.7858          0.7906          0.7714         0.7596          0.7459          0.7364
Low                        0.8200          0.7651          0.7506         0.7505          0.7261          0.7158

(1)  The average of the exchange rates on the last day of each month during the applicable year.

As of November 24, 2004, the exchange rate to convert one Canadian dollar into the US dollar was $0.8465.

C.   CAPITALIZATION AND INDEBTEDNESS

The following is an unaudited statement of capitalization and indebtedness as at
November 24, 2004 showing our capitalization on an actual basis (see also "Item
10 - Additional Information - A. Share Capital).

AS AT NOVEMBER 24, 2004                                           ($)
--------------------------------------------------------------------------------

LIABILITIES
Capital leases including current portion                           71,082
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SHAREHOLDERS' EQUITY
Capital stock issued and outstanding
15,791,260 Common Shares                                       45,310,404
1,819,856 Warrants issued and outstanding                         633,800
Contributed surplus                                               570,700
Deficit (A)                                                   (31,255,952)
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                                                               15,258,952
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TOTAL                                                          15,330,034
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(A)  Deficit is as at September 30, 2004.

D.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

                                       10

E.   RISK FACTORS

An investment in our Common Shares is speculative. In addition to risks described elsewhere in this amended registration statement, each of, and the cumulative effect of, all of the following risks should be considered:

WE HAVE A LIMITED OPERATING HISTORY ON WHICH TO BASE AN EVALUATION OF OUR
BUSINESS AND PROSPECTS.

We have a limited operating history on which to base an evaluation of our business and prospects. Our operating subsidiary, LMS, was incorporated in 1993 and has been in a net loss position for its entire operating history. Although we have started to generate revenues through the commercial sale of our CALM(TM)
products, there is no assurance that we will have earnings or significant improvement in our cash flow from operations in the future. As such, our business is essentially dependent on our success in developing and successfully selling our products and services. There is no significant historical basis to assess how we, as a company whose business involves new and rapidly developing technologies, will respond to competitive, economic and technological challenges. If we fail to meet any of these challenges, it could have a material adverse effect on our business, results of operations, financial condition and profitability.

We have not yet achieved profitability and there is no guarantee that we will be able to achieve profitability in the future. We have never paid a dividend on any class of our shares and we do not expect to do so in the foreseeable future.
Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets such as healthcare. Such risks include the evolving and unpredictable nature of our business, our ability to anticipate and adapt to a developing market, acceptance by consumers of our products, how we progress with our research and development, the expense and viability of bringing our new products to market, our ability to bear the cost of filing, maintaining and enforcing our patent claims and other intellectual property rights, our ability to continue scientific progress in our research and development programs, the progress in our pre-clinical and clinical evaluations of our products, the effect of competing technological and market developments and our ability to identify, attract and retain qualified personnel.

To achieve profitability, we must generate and sustain substantially increased revenues and control future expense levels. We forecast our future expense levels based on our operating plans and on estimates of our future revenues. We may find it necessary to accelerate expenditures relating to our sales and marketing efforts or otherwise increase our financial commitment to the development of our products and services. If our revenues grow at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not achieve or sustain profitability. If we fail to become profitable or to manage our growth, the value of our Common Shares could be significantly reduced.

Our future earnings and cash flow from operations are dependent on our ability to further develop and sell our products and our operational expenses. We expect that we will continue to have high levels of operating expenses since we will make significant up-front expenditures to develop our technology. We anticipate that the operating losses for our Company may continue until such time as our
Company consistently generates sufficient revenues to support operations.

OUR SUCCESS DEPENDS IN LARGE PART ON OUR ABILITY TO KEEP OUR PRODUCTS CURRENT
AND COMPATIBLE WITH EVOLVING TECHNOLOGIES AND STANDARDS.

Rapid technological advances or the adoption of new standards could impair our ability to deliver our products to health service providers in a timely manner, and as a result, our revenues would suffer.

                                       11

Our success depends in large part on our ability to keep our products current and compatible with evolving technologies and standards. Unexpected changes in technology or standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of our products. If we are unable to keep pace with technological advancements and adapt our products to new standards in a timely manner, we may lose customers, and our revenues would suffer.

The occurrence of any defects, errors or failures in our products could result in delays in installation and/or loss of customers.

IF WE FAIL TO INTRODUCE NEW FEATURES AND FUNCTIONALITY IN OUR PRODUCTS OR IF OUR
NEW PRODUCTS ARE UNSUCCESSFUL, OUR GROWTH PROSPECTS WILL BE LIMITED.

The market for our products is rapidly evolving. As is typical for new and rapidly evolving industries, demand and market acceptance for recently introduced services and products are subject to a high level of uncertainty.

If we fail to introduce new features and functionality in our products or if our new products are unsuccessful, our growth prospects will be limited.

DEMAND FOR OUR PRODUCTS IS DEPENDENT ON A NUMBER OF SOCIAL, POLITICAL AND
ECONOMIC FACTORS THAT ARE BEYOND THE CONTROL OF OUR COMPANY.

Demand for our products is dependent on a number of social, political and economic factors that are beyond the control of our Company. The healthcare technology industry is likely to continue to change as the public, government, medical practitioners, insurance companies, the pharmaceutical industries and third party payors focus on ways to expand medical coverage while controlling the growth in healthcare costs. While our Company believes that demand for our products will continue to grow, there is no assurance that such demand will exist or that our products will be purchased to satisfy that demand.

THERE ARE SIGNIFICANT RISKS, EXPENSES AND DIFFICULTIES FREQUENTLY ENCOUNTERED IN
ESTABLISHING NEW PRODUCTS IN THE EVOLVING HEALTHCARE TECHNOLOGY INDUSTRY, WHICH
IS HEAVILY REGULATED AND CHARACTERIZED BY AN INCREASING NUMBER OF MARKET
ENTRANTS, INTENSE COMPETITION AND A HIGH FAILURE RATE.

Certain of our existing products such as CALM(TM) ANNi are still in the development stage. There are significant risks, expenses and difficulties frequently encountered in establishing new products in the evolving healthcare technology industry, which is heavily regulated and characterized by an increasing number of market entrants, intense competition and a high failure rate. Further, there is a significant risk in the early stage of product development that the product will fail to operate as intended. There are no assurances that development of our new products will be completed in time or within budget. Although our Company is confident that the production of its existing development stage products is feasible, significant challenges could be encountered in shifting from development stage to commercial production and there can be no assurances that our development stage products will be commercially viable.

REGULATORY APPROVALS MAY NOT BE OBTAINED OR MAY BE WITHDRAWN.

The sale and advertising of healthcare technology in Canada is governed by the
Food and Drug Act (Canada), which is administered by the Therapeutic Products
Division of the Health Protection Branch of Health Canada. The United States
Food and Drug Administration governs the manufacturing, marketing and distribution of healthcare technology products in the United States.
Manufacturers of such devices

                                       12

must submit evidence of device safety and efficacy to the Therapeutic Products
Division of the Health Protection Branch of Health Canada for approval and must provide the United States Food and Drug Administration with proof of safety and efficacy in human clinical trials. The process of obtaining such regulatory approvals can be expensive, uncertain and lengthy. Although our Company has obtained approval from the Therapeutic Products Division of the Health
Protection Branch of Health Canada and the United States Food and Drug
Administration for CALM(TM) Curve, there can be no assurance that the
Therapeutic Products Division of the Health Protection Branch of Health Canada
or the United States Food and Drug Administration will approve the use of new products developed by our Company (including CALM(TM) ANNi). Once obtained, product approvals can be withdrawn for failure to comply with regulatory requirements, the occurrence of unforeseen problems following initial marketing or other reasons. Failure to receive, or delays in receipt of, such approvals, including the need for extensive clinical trials or additional data as a prerequisite to approval, or a limitation on the intended use of our Company's products, or the restriction, suspension or revocation of any approvals obtained or any failure to comply with approvals obtained could have a material adverse effect on our Company's business, results of operations, financial condition and profitability.

OUR ABILITY TO COMPETE EFFECTIVELY IS DEPENDENT IN LARGE PART UPON THE
MAINTENANCE AND PROTECTION OF OUR INTELLECTUAL PROPERTY.

Because much of our potential success and value lies in our ownership and use of intellectual property, our inability or failure to protect our intellectual property may negatively affect our business and the value of our Common Shares could be significantly reduced.

Our ability to compete effectively is dependent in large part upon the maintenance and protection of our intellectual property. We currently intend to apply for patents and trademark registrations, however it is possible that such registrations may not be granted. We also rely on trade secret and copyright law, as well as confidentiality procedures, to establish and protect our rights to our technology. It may be possible for a third party to copy or otherwise obtain and use our proprietary technology without authorization. Policing unauthorized use of our intellectual property is difficult. The steps that we take may not prevent misappropriation of our intellectual property, and the agreements we enter into may not be enforceable. In addition, effective intellectual property protection may be unavailable or limited in some jurisdictions outside Canada and the United States. Litigation may be necessary in the future to enforce or protect our intellectual property rights or to determine the validity and scope of the proprietary rights of others. That litigation could cause us to incur substantial costs and divert resources away from our daily business, which in turn could have a material adverse effect on our business, results of operations, financial condition and profitability.

We may be subject to damaging and disruptive intellectual property litigation.
Although we are not aware that any of our products or services infringe any published patents or registered trademarks, and although we have not been served notice of any potential infringement, we may be subject to infringement claims in the future. Because patent applications are kept confidential for a period of time after filing, applications may have been filed that, if issued as patents, could relate to our products or services.

Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our products and services in Canada, the United States and other jurisdictions and could cause us to pay substantial damages. In the event of a successful claim of infringement, we and our customers may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, if at all. The defense of any lawsuit could result in time-consuming and expensive litigation, regardless of the merits of such claims, as well as resulting damages, license fees, royalty payments and restrictions on our ability to provide our products or services, any of which could harm our business.

                                       13

LEGISLATIVE AND REGULATORY PROPOSALS IN CANADA, THE UNITED STATES, AND OTHER
JURISDICTIONS MAY LEAD TO LAWS OR REGULATIONS CONCERNING VARIOUS ASPECTS OF THE
HEALTHCARE TECHNOLOGY INDUSTRY.

Legislative and regulatory proposals in Canada, the United States, and other jurisdictions may lead to laws or regulations concerning various aspects of the healthcare technology industry, including, but not limited to, government and private spending on healthcare, insurance coverage and funding of the health care system in general. The adoption of new laws or the application of existing laws may decrease growth in the demand for healthcare products, which could decrease the demand for our products and services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations, financial condition and profitability.

COMPETITION IN THE HEALTHCARE TECHNOLOGY MARKET IS EVER PRESENT AND WILL LIKELY
INTENSIFY OVER TIME.

Competition in the healthcare technology market is ever present and will likely intensify over time. We cannot predict whether we will obtain or maintain a significant market share or pricing levels that we need to become and remain profitable. By using the same standards upon which our products are based, a competitor with sufficient resources could design and market a similar product that competes directly with our products. This could have a significant effect on our ability to expand the range of our product offerings over time.

Our products compete with other healthcare technology produced by our competitors. Competition from healthcare technology companies and healthcare technology subsidiaries of healthcare and pharmaceutical companies is intense and is expected to increase.

Some of our existing and potential competitors have longer operating histories, including GE Medical Systems, Phillips Medical Systems, Hill-Rom Company, Inc.
and SpaceLabs Medical (see "Item 4 - Information on our Company - B. Business
Overview"), larger customer bases, greater brand name recognition and significantly greater financial, technical, sales, marketing and other resources than we have. There are numerous existing competitive products on the market. GE
Medical Systems offers the QS Perinatal Clinical Information System that includes central surveillance, archival and charting functionality. Their solution is web enabled. Their Central Information Systems is also complemented by a product suite of fetal monitors. Philips offers a Central Information
System called OB TraceVue. This perinatal information management system provides surveillance, alerting, documentation and data storage. OB TraceVue is also complemented by a product suite of fetal monitors. Hill-Rom Company, Inc. offers a Central Information System called WatchChild. This perinatal information management system provides surveillance, alerting, documentation and data storage. SpaceLabs, newly acquired by OSI Systems, offers the BirthNet solution.
This perinatal information management system provides surveillance, alerting, documentation and data storage. BirthNet is also complemented by a product suite of fetal monitors. If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors' products, pricing strategies, advertising campaigns, strategic partnerships and other initiatives, sales of our products and our profit margins may suffer, and we may not become profitable.

THE SALE AND USE OF OUR PRODUCTS, AND THE CONDUCT OF OUR CLINICAL STUDIES
INVOLVING HUMAN SUBJECTS, MAY ENTAIL RISKS OF PRODUCT LIABILITY AND SUBJECT US
TO LITIGATION.

The sale and use of our products, and the conduct of our clinical studies involving human subjects, may entail risks of product liability and subject us to litigation. Such liability or litigation might result from claims made directly by our customers or by regulatory agencies. Obstetrics is currently one of the most frequently litigated areas of medicine in both Canada and the United
States. The costs of caring for

                                       14

children with birth related brain injury are significant and incidences of birth related brain injury often lead to litigation. Litigation in connection with birth related brain injury can result in the award of significant monetary damages to the plaintiffs. Aside from the potential imposition of damages against healthcare professionals, merely defending birth related brain injury litigation can often be costly. As a result, the premiums payable to obtain product liability insurance for our products will likely increase significantly over time and there may even come a time when we are no longer able to obtain appropriate levels of product liability insurance. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or recall a product may have a material adverse effect on our business, operating results, financial condition and profitability. Claims against our Company, regardless of the merit or potential outcome, may also have a material adverse effect on our ability to obtain physician endorsement of our products or expand our business.

IF WE FAIL TO HIRE AND RETAIN NEEDED MANAGEMENT AND OTHER PERSONNEL, THE
IMPLEMENTATION OF OUR BUSINESS PLAN COULD SLOW OR OUR GROWTH COULD HALT.

To manage our potential growth, we must continue to implement and improve our operational and financial systems and must expand, train and manage our managers and employee base. Moreover, our existing senior management must be able to adhere to and comply with a myriad of rules and regulations pertaining to operating as a public company. Most of our senior management has not had any previous experience managing a growing public company.

If we fail to hire and retain needed management and other personnel, the implementation of our business plan could slow or our growth could halt.
Competition for highly skilled technical, sales, marketing and support personnel is intense because there are a limited number of people available with the necessary technical skills, knowledge of the industry and understanding of the market. As our business grows, we may need to hire additional technical support, sales and marketing personnel. Any failure to attract, assimilate, train or retain qualified management personnel to fulfill our current or future needs could negatively affect our business plan and profitability. The unanticipated departure of any key member of management could have a material adverse effect on us.

IF WE FAIL TO DEVELOP AND MAINTAIN RELATIONSHIPS WITH INDUSTRY PARTICIPANTS, OUR
BUSINESS COULD SUFFER.

If we fail to develop and maintain relationships with industry participants, our business could suffer. In particular, if our relationship with any of our distribution and marketing partners fails or is not as successful as anticipated there may be a material adverse effect upon our business, results of operations, financial condition and profitability.

IF OUR CUSTOMERS FAIL TO MEET THEIR OBLIGATIONS, OUR BUSINESS COULD SUFFER.

Our business could be adversely affected by the deterioration in the creditworthiness of any of our customers and the ability of our customers to meet their obligations. The credit quality of our customers may be affected by various factors, such as an economic downturn, lack of liquidity, or an unexpected political event. If any of these events occur, our business could suffer and there may be a material adverse effect upon our business, results of operations, financial condition and profitability.

THERE CAN BE NO ASSURANCE THAT THE HOLDERS OR PURCHASERS OF OUR COMMON SHARES
WILL BE ABLE TO RESELL THEIR COMMON SHARES AT PRICES EQUAL TO OR GREATER THAN
THEIR COST.

The market price of our Common Shares could be subject to significant fluctuations in response to quarterly variations in our operating results, announcements of technological innovations through new

                                       15

services or products by us or our competitors, changes in financial estimates by securities analysts or other events or factors, many of which are beyond our control. In addition, the stock markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many companies whose businesses are dependent on technology and that often have been unrelated to the operating performance of such companies.
These broad market fluctuations may adversely affect the market price of our
Common Shares. There can be no assurance that the holders or purchasers of our
Common Shares will be able to resell their Common Shares at prices equal to or greater than their cost.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL, WHICH MAY NOT BE AVAILABLE ON TERMS
ACCEPTABLE TO US, IF AT ALL.

As we continue to expand our sales efforts, and as we increase our marketing and research and development activities, we may need to raise additional capital, which may not be available on terms acceptable to us, if at all. If we cannot raise necessary additional capital on acceptable terms, we may not be able to increase sales, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which could cause our business to suffer.

OUR INTERNATIONAL OPERATIONS ARE SUBJECT TO CERTAIN OTHER RISKS COMMON TO
INTERNATIONAL OPERATIONS.

Our international operations are subject to certain other risks common to international operations, including without limitation, government regulations, import restrictions, and, in certain jurisdictions, reduced protection for our intellectual property rights. Government regulation in various jurisdictions may also restrict the willingness or ability of health service providers to purchase our products.

EXCHANGE RATE FLUCTUATIONS ARE BEYOND OUR CONTROL AND THERE CAN BE NO ASSURANCE
THAT SUCH FLUCTUATIONS WILL NOT HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS,
OPERATING RESULTS, FINANCIAL CONDITION AND PROFITABILITY.

Currency exchange rates are subject to fluctuation. We sell our products in the currency of each marketplace and as such any increase in value of the Canadian dollar relative to these currencies may impact our competitive advantage. We are currently exposed to market-rate risk only to the extent of a fluctuation in the foreign exchange rates between the Canadian and United States dollars.
Fluctuations could affect the portion of our Company's expenses and sales, which are incurred in United States dollars. The majority of our Company's expenses and sales denominated in United States dollars are derived from the United
States market. Exchange rate fluctuations are beyond our control and there can be no assurance that such fluctuations will not have a material adverse effect on our business, operating results, financial condition and profitability.

We expect that international sales will account for an increasing portion of our revenues. Any negative change in foreign denominated revenues would have an adverse effect on our business, operating results, financial condition and profitability. Additionally, we may be materially and adversely affected by increases in customs and duty rates, exchange or price controls, repatriation restrictions, or other restrictions on foreign currencies.

SOME OF OUR DIRECTORS AND OFFICERS MAY HAVE CONFLICTS OF INTEREST.

Some of our directors and officers may have conflicts of interest as to management resources, ownership and interests between our Company and their own professional or corporate business(s) in which they

                                       16

may be involved. Benoit La Salle, a member of our Board of Directors, is also a director of Bridge Capital International Inc. We enter into transactions in the normal course of business with Bridge Capital International Inc. Our officers are appointed by our Board of Directors and may be changed at any time.

OUR PRODUCTS ARE SUBJECT TO UNITED STATES FEDERAL AND STATE AND CANADIAN FEDERAL
AND PROVINCIAL ENVIRONMENTAL AND HEALTH AND SAFETY LAWS AND REGULATIONS.

Our products are subject to United States federal and state and Canadian federal and provincial environmental and health and safety laws and regulations.
Compliance with these laws has not, to date, had any material effect upon our capital expenditures, our net income or our competitive position. Environmental health and safety laws and regulations and their interpretation, however, have changed in recent years and may continue to do so in the future.

OUR COMMON SHARES ARE CONSIDERED "PENNY STOCK"

Our Common Shares are "penny stock" as defined by the United States Securities and Exchange Commission, which might affect the trading market for our Common
Shares. Penny stocks are generally equity securities with a price of less than
US$5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market. The United States Securities
and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the
United States Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and compensation information must be given to the customer orally, or in writing, before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules, such as our Common
Shares which are considered "penny stock", and therefore make it more difficult to sell those shares.

We commenced trading on the Toronto Stock Exchange on April 22, 2004.

NO HISTORY OF PAYING DIVIDENDS.

Since our incorporation, we have not paid any cash or other dividends on our
Common Shares and we do not expect to pay such dividends in the foreseeable future as all available funds will be invested to finance the growth of our business. We will need to achieve profitability prior to any dividends being declared, which may never happen.

                                       17

INVESTORS MAY NOT BE ABLE TO SECURE FOREIGN ENFORCEMENT OF CIVIL LIABILITIES
AGAINST OUR MANAGEMENT.

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that we are organized under the laws of Canada, that some of our officers and directors are residents of a foreign country and that all, or a substantial portion, of our assets and such person's assets are located outside of the United States. As a result, it may be difficult for holders of our Common Shares to effect service of process on such persons within the United States or to realize in the United
States upon judgments rendered against them.

WE MAY BE CLASSIFIED AS A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR US INCOME TAX
PURPOSES, WHICH COULD HAVE SIGNIFICANT AND ADVERSE TAX CONSEQUENCES TO US
HOLDERS.

While it does not appear that we were a passive foreign investment company
("PFIC") in the 2003 taxable year, we believe there is a possibility that we could be classified as a PFIC in the 2004 taxable year and possibly in subsequent years. Classification as a PFIC could have significant and adverse tax consequences for US holders of our Common Shares. It may be possible for US holders to mitigate these consequences by making a so-called "qualified electing fund" election. US investors should read carefully the discussion of PFICs under
"Item 10 - Additional Information - E. Taxation" in this annual report and consult their tax advisers.

ITEM 4 - INFORMATION ON OUR COMPANY

A.   HISTORY AND DEVELOPMENT OF OUR COMPANY

The full corporate name of our company is LMS Medical Systems Inc. Our principal executive office is 181 Bay Street, Suite 2500, P.O. Box 747, Toronto, Ontario,
Canada M5J 2T7; telephone: (416) 307-4040.

We were incorporated on January 14, 2003 under the Canada Business Corporations
Act as Trophy Capital Inc. On February 16, 2004, our articles were amended to remove private company restrictions limiting share transfers and were also amended to change the number of directors from a minimum of 1 and maximum of 11 directors to a minimum of 3 and a maximum of 11 directors. By articles of amendment dated March 31, 2004, we changed our name from Trophy Capital Inc. to
LMS Medical Systems Inc. and our issued and outstanding Common Shares were consolidated on a 20 for 1 basis.

ACQUISITION OF LMS - REVERSE TAKEOVER TRANSACTION

Prior to March 31, 2004, we were known as Trophy Capital Inc. From our inception until March 31, 2004, our principal business was to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation in such assets or businesses. We completed our initial public offering by way of a prospectus dated January 7, 2004 pursuant to which we sold 333,333 Common Shares at a price of $3.00 per share, raising gross proceeds of $1,000,000. On February
16, 2004, we issued a press release announcing our intention to acquire all of the issued and outstanding common shares and convertible debentures of LMS and our Common Shares were listed on the TSX Venture Exchange. Pursuant to the policies of the TSX Venture Exchange, the trading of our Common Shares was halted until February 26, 2004.

On April 1, 2004, we acquired approximately 3.4 million issued and outstanding shares of LMS and $5.8 million principal amount of unsecured convertible debentures of LMS by issuing Common Shares to the holders of issued and outstanding shares of LMS and to the holders of issued and outstanding unsecured convertible debentures of LMS on the basis of 2.70727 of our Common Shares for each LMS share

                                       18

tendered and 300 of our Common Shares for each $1,000 principal amount of LMS unsecured convertible debentures tendered (in each case after giving effect to the share consolidation discussed below). In addition, we issued replacement options and warrants to holders of options and warrants of LMS who surrendered such securities to us.

After the completion of the reverse takeover transaction, we held more than
99.98% of the issued and outstanding shares of LMS and all of the unsecured convertible debentures of LMS. Pursuant to the terms and conditions of an agreement dated October 7, 2004,, we acquired the 0.02 percent of the issued and outstanding shares of LMS that we did not own. LMS is now our wholly-owned subsidiary.

On March 31, 2004, at a meeting held prior to the closing of the purchase of the
LMS shares and LMS unsecured convertible debentures, our shareholders approved the consolidation of our Common Shares on a 20 for 1 basis and approved changing our name to LMS Medical Systems Inc.

At the time of the reverse takeover transaction, we were a non-operating public enterprise with nominal net non-monetary assets. The reverse takeover transaction is a capital transaction in substance for LMS and is viewed, for accounting purposes, as the issuance of equity by LMS to the extent of the net monetary assets which were available to us at the time of the reverse takeover transaction. Our unaudited interim consolidated balance sheet as at September
30, 2004 gives effect to the reverse takeover transaction. In addition, following the reverse takeover transaction, historical financial information, present for comparative purposes, by our Company will be that of LMS. The historical shareholder's equity of our Company prior to the reverse takeover transaction was retroactively restated for the number of shares received in the reverse takeover transaction. Earnings per share calculations also give effect to the reverse takeover transaction for all periods presented.

HISTORY OF THE BUSINESS

For the past eight years, LMS has been actively developing a series of software based products that are focused in the area of obstetrics. These products specifically deal with the labor and delivery process. In particular, they focus on how labor develops in the mother and on the fetus. It is well known that distress created by the labor and delivery process often results in birth related brain damage.

Our core technology, Computer Assisted Labor Management (CALM(TM)), originated as a research project in the Faculty of Medicine of McGill University in
Montreal, with Dr. Emily Hamilton as the principal investigator. In 1996, we acquired the rights to the CALM(TM) technology and have since spent in excess of
$24 million to develop, expand and validate CALM(TM).

This development has consisted of a number of software iterations, extensive testing in hospital environments, clinical studies in both the United States and
Canada with 11,000 patients and regulatory review and clearance by governing authorities in Canada, the United States and the European Union.

Obstetrical and perinatal care has experienced two generations of information technology solutions. The first was the introduction in the mid 1970s of monitoring systems (fetal monitors installed in birthing rooms) to capture and display fetal heart tracings.

Central Monitoring/Central Information Systems represent the second generation of information technology solutions in this area of care. Central
Monitoring/Central Information Systems provide for central surveillance of activities in the birthing rooms within the labor and delivery unit. These systems also focus on administrative patient records as well as care protocol data capture and archiving. These systems were widely implemented in hospitals over the last 15 years.

                                       19

Clinical decision support tools, or suites related to obstetrics, such as
CALM(TM) represent the third generation of medical-based information technology solutions. We believe that we will have an opportunity to experience significant growth as labor and delivery units in hospitals realize the benefits of having this type of application integrated within their perinatal care information system.

The decision support suite is therefore a new generation of tools being introduced in obstetrics. In 2001, we concluded our clinical trials performed on the CALM(TM) Curve, the first tool of our decision support suite. The trials demonstrated that the use of the CALM(TM) Curve resulted in a reduction of the overall cesarean section rate, with no adverse outcomes.

In 2002, we embarked on the pre-marketing of CALM(TM) in the North American market at select sites. We established our own sales team that could interact directly with hospitals on a number of different levels, including the information technology department, risk management and the obstetrics department in order to build a reference base for our products in the marketplace.

In 2003, we expanded our product offering by adding remote decision assistance to our product suite. Remote decision assistance effectively allows outlying hospitals to consult in real time with specialists at large delivery facilities throughout the delivery process using the internet. During the year, we entered into a distribution and marketing agreements with McKesson Information Solutions
LLC for the sale and distribution of our current products in North America and the United Kingdom. Currently, McKesson is in the process of integrating our software into its own charting applications.

In 2004, we entered into agreements to install CALM(TM) technology with the
Dallas-based Medical City Hospital and the Chicago-based Rush Presbyterian-St.
Luke's Medical Center, two leading hospitals in the United States.

Over the course of the year, two new products were significantly advanced.
CALM(TM) Patterns, a product which identifies and labels fetal heart rate patterns was completed. CALM(TM) Patterns is currently at the United States Food and Drug Administration undergoing regulatory review. In addition, development continues on CALM(TM) ANNi, a product which uses neural network techniques to recognize certain forms in fetal heart rate recordings and to estimate the risk of brain damage during birth based on the tracings.

Over the last three years, we have invested a total of $220,000 in property, plant and equipment. Eighty-five percent of our capital expenditures in this period consisted of computer hardware and software. The majority of such assets were bought and used in Canada and were financed through capital leases. At the date hereof, we have no material commitments for any property, plant and equipment purchases.

B.   BUSINESS OVERVIEW

PLAN OF OPERATION

GENERAL OVERVIEW OF CALM(TM)

CALM(TM) is a suite of mathematical tools embedded in software. CALM(TM) is used by healthcare professionals as they care for women giving birth. CALM(TM) is classified as a decision support tool because it is available to provide information at the time when clinical decisions are made and therefore it has the potential to prevent an adverse outcome. CALM(TM) brings a level of consistency and precision to evaluating the progress of labor and the tolerance of a baby to the stress of labor with the goal of limiting unnecessary medical interventions. For instance, it may be used to provide a health care professional with the necessary information so that such health professional will refrain from performing a cesarean section

                                       20

where one is not warranted. CALM(TM) also performs a number of other functions including electronic display and archiving of fetal monitor records, documentation, web based connectivity for secure remote viewing and consultation. Finally, it includes a database of pertinent perinatal data for analysis and research.

OUR PRODUCTS

     o    CALM(TM) is a point of care software system designed to provide obstetricians and nurses with:

          (i)    guidance with respect to their decisions;

          (ii)   an information management system;

          (iii)  a tool to assist them with patient monitoring;

          (iv)   access to obstetrical medical records; and

          (v)    access to a maternal fetal outcomes database to support both quality assurance initiatives and research interests;

     o    CALM(TM) has been clinically tested in 7 hospitals in Canada and the
          United States;

     o    CALM(TM) is currently used in 12 hospitals in Canada and the United
          States; and

     o    In addition to our CALM(TM) Curve technology, we are also
          investigating technologies that will assist obstetricians and nurses with real time fetal heart rate assessment. However, there can be no assurance that we will be successful in developing and marketing our technology.

REGULATORY STATUS

The suite of CALM(TM) software modules is subject to regulatory control. All of the CALM(TM) software modules described in the section below entitled "CALM(TM)
Modules" have received regulatory approval for marketing in the three markets set out below.

European Union

In the European Union, CALM(TM) is regulated by the European Commission. In
February 2004, we received our European Union Certificate of Full Quality
Assurance which authorizes us to place the CE Mark on the CALM(TM) software and to market the software in European Union member states.

Canada

In Canada, CALM(TM) is regulated by Health Canada. Our licence number 15844 for the CALM(TM) software was most recently amended in February 2004 to include the latest CALM(TM) version, CALM(TM) 2.9. We received the ISO 13485 certification required by Canadian regulations in October 2003.

United States

In the United States, CALM(TM) is regulated by the United States Food and Drug
Administration. We received clearance from the United States Food and Drug
Administration to market the CALM(TM) system in August 1998.

                                       21

CALM(TM) MODULES

Regulatory approval has been obtained to market the latest version of CALM(TM)
in the United States, Canada and the European Union. Depending upon the customers' preferences, this version includes the following individual modules either alone, or in combination:

     CALM(TM) Surveillance displays the fetal heart rate tracings as they are collected, as well as any notes clinicians add to them.

     CALM(TM) Archive stores the records making sure they can not be tampered with and can be reproduced many years later.

     CALM(TM) Alarms and Alerts gives audible and visual alarms immediately when the fetal heart rate is outside of normal limits.

     CALM(TM) Profiles is a series of reports that describe the obstetrical activities of the hospital unit.

     CALM(TM) Advanced Annotations includes electronic measuring tools that allow clinicians to measure and label parts of the fetal heart rate record.

     CALM(TM) Net allows clinicians who have proper identification and permission to see the CALM(TM) records over the web from remote locations.

     CALM(TM) View allows clinicians to record medical notes when viewing records.

     CALM(TM) Connect allows CALM(TM) modules to connect to other computer systems within a hospital.

TECHNOLOGICAL PLATFORM OF CALM(TM)

The technology platform of CALM(TM) runs on Windows 2000 and/or Windows XP. It is a fully object oriented set of distributed components. CALM(TM) incorporates and makes use of developing medical information advances and standards such as
ActiveX for Healthcare, HL7, CCOW and emerging Internet standards for telemedicine such as SOAP and XML.

DECISION SUPPORT MODULES

CALM(TM) relies on various techniques including mathematical models, digital signal processing techniques and artificial neural networks. The following describes the major decision support tools which comprise CALM(TM):

     CALM(TM) Curve is a mathematical model of normal labor progress. A mathematical model is a method that quantifies how a number of interrelated and changing factors affect a process. It is useful because it will give consistent results over a wide range of possible combinations of factors.
     The CALM(TM) Curve analyses are displayed graphically and by percentile ranking to quantify labor progress. The computer shows a graphical display of how a mother's dilatation patterns compare to the mean, the 5th and 95th percentiles of a reference population and updates this information as conditions for that mother change.

     CALM(TM) Patterns identifies and labels fetal heart rate patterns. It is based on digital signal processing techniques and artificial neural networks. Digital signal processing techniques are

                                       22

     methods to find patterns in complex and noisy signals. For example, a fetal heart rate tracing contains interference from mothers' movements. It also reflects the cumulative effects of several physiological processes that are happening simultaneously. The digital signal processing techniques can separate superimposed patterns within the signal. It is difficult for the human eye or the inexperienced person to see the patterns which digital signal processing can identify. CALM(TM) Patterns is currently at the
     United States Food and Drug Administration and at Health Canada for
     regulatory review. However, there can be no assurance that we will receive regulatory approval for CALM(TM) Patterns.

     CALM(TM) ANNi (Artificial Neural Network intelligence) uses neural network techniques to recognize certain forms in the fetal heart rate recordings and to estimate risk of brain injury during birth based on the tracings.
     Artificial neural networks are a type of computer/mathematical technique used to determine the association of patterns with outcomes. Identifying people by computer recognition of handwritten signatures, retinal scans or reading digital x-rays are examples of neural network applications.
     Artificial neural networks are particularly useful in analyzing biological processes because there is significant variation from case to case and relationships between patterns and outcomes are not as simple as they might be in a pure chemical reaction. Development of CALM(TM) ANNi is scheduled for completion in 2005, after which it will be submitted to the United
     States Food and Drug Administration for regulatory review. However, there can be no assurance that development will be successful, or even if development is successful, that we will receive regulatory approval for
     CALM(TM) ANNi.

HEALTH ISSUES THAT CALM(TM) ADDRESSES

CALM(TM) addresses a number of medical conditions. The following outlines the significance of certain medical problems addressed by CALM(TM) and the demonstrated or potential impact of CALM(TM) on such medical problem:

MANAGEMENT OF LABOR AND CESAREAN SECTION

In 2001, the total cesarean rate of 24.4% was the highest reported in the United
States since 1989 when this data became available to National Vital Statistics through birth certificates. Although a cesarean section may be appropriate in certain circumstances, there are a number of risks associated with cesarean surgery. The possible risks to the mother include infection, increased blood loss, decreased bowel function, respiratory complications, longer hospital stay and recovery time, reactions to anesthesia and risk of additional surgeries. The possible risks to the child include premature birth, breathing problems and fetal injury.

The most frequent indication for cesarean is so-called slow progress. To date this complex diagnosis relies solely on the judgment of the physician. There is variation in the judgment from physician to physician, and therefore in cesarean rates, from state-to-state even when the characteristics of the mothers are very similar. The CALM(TM) Curve compares a mother's labor progress to a reference population making adjustments for several factors as they change during her labor. This analysis is shown graphically and her labor is ranked with percentiles. This adds precision and consistency to the evaluation of labor, removing much of the subjectivity and inconsistency compared to traditional methods.

CALM(TM) Curve was tested in a clinical trial involving more than 11,000 first time mothers in seven Canadian and United States hospitals. When CALM(TM) Curve was introduced, cesarean rates fell from 19.54% to 17.04% at 6 months after introduction and to 16.62% at 12 months after introduction. This decrease occurred in settings where cesarean section rates were stable or rising. No other technologies or obvious changes coincided with these observations.

                                       23

UTERINE RUPTURE

Uterine rupture is a catastrophic complication that can occur during labor when there was a previous cesarean section. According to a study titled "Dystocia among women with symptomatic uterine rupture" published in the American Journal of Obstetrics and Gynecology in 2001 by E.F. Hamilton, E. Bujold, H. McNamara,
R. Gauthier and R.W. Platt, approximately 0.2% to 1.5% of women will experience uterine rupture after a prior cesarean section. The study also found that one of the most serious potential complications is intrapartum uterine rupture, with a reported incidence ranging from 0.2 to 1.5% in these women. Other associated complications include hysterectomy, fetal death and permanent fetal injury.

In a retrospective analysis using CALM(TM) Curve, 42% of cases of uterine rupture were identified as characteristic of abnormal labor. This diagnosis was apparent on average 5 hours before the event, providing time for health care professionals to intervene so as to avoid this complication.

BIRTH RELATED BRAIN INJURY

According to a study titled "The continuing fall of hypoxic-ischemic encephalopathy in term infants", published in the British Journal of Obstetrics and Gynaecology in 2000 by Smith J, Well L, Dodd K, and a study titled
"Intrapartum risk factors for newborn encephalopathy: the Western Australia case-control study", published in the British Medical Journal in 1998 by Badaw
N, Kurinczuk JJ, Keogh JM, Alessandri LM, O'Sullivan F, Burton PR, Pemberton PJ,
Stanley, FJ, birth related brain injury occurs in approximately 1.1 to 3.0 babies per 1,000 live births.

The costs of caring for children with birth related brain injuries are significant and incidences of birth related brain injury often lead to litigation. Litigation related to birth related brain injury can result in the award of significant monetary damages to the plaintiffs. Aside from the potential imposition of damages against healthcare professionals, merely defending birth related brain injury litigation can often be costly to a health care professional. In response to litigation, many obstetricians reduce or cease to provide obstetrical care.

Suboptimal care is often a factor in cases of birth related brain injury. The most common problems were failure to recognize abnormal fetal heart rate patterns in 25% to 35% of cases and delays or failure to communicate these findings in 21% to 27% of cases. In a review of successful claims by the Florida
Neurologic Injury Compensation Association, a persistently abnormal non-reassuring fetal heart rate recording was seen in all cases. The single leading clinical diagnosis, accounting for 14% of cases in this series, was uterine rupture with attempted VBAC (Vaginal Birth after Cesarean). In another review of 290 malpractice cases, non-compliance with the standard of care regarding the monitoring of fetuses occurred in 30%.

CALM(TM) Patterns and CALM(TM) ANNi are two decision support tools under development that address these weaknesses. CALM(TM) Patterns is being designed to identify, measure and label fetal heart rate patterns. CALM(TM) ANNi is being designed to analyze fetal heart rate patterns at regular intervals and classify the tracing into one of three groups representing increasing risk of brain injury. The actual impact of these technologies has not been measured in the field. Work in progress on these tools has been presented at a number of peer scientific meetings such as (i) the 24th Annual Clinical Meeting of the Society for Maternal-Fetal Medicine, February 2004; (ii) the Annual Clinical Meeting of
the Society of Obstetricians and Gynecologists of Canada, June 2001; and (iii)
International Symposium on Fetal Surveillance, Birmingham, United Kingdom, 2001.

                                       24

SUMMARY

We are a healthcare technology company focused on obstetrics. Obstetrics is currently one of the most frequently litigated areas of medicine in both Canada and the United States.

Our software development team is based in Montreal, Quebec, Canada. The team designs, develops, tests and arranges delivery of our products to our customers.
CALM(TM) is delivered on a compact disc and installed on site at hospital locations by our installation and support group. We also provide for customer training on site with the assistance of in-house training resources. We had 41 employees located in Canada and the United States at March 31, 2004.

We are seeking to establish our proprietary software as the standard of practice in the industry. We intend to do this through the marketing efforts of our sales staff in Canada, the United States and Europe. To this end, we have recently entered into agreements to install our CALM(TM) technology at two hospitals in the United States, the Dallas-based Medical City Hospital and the Chicago-based
Rush Presbyterian-St. Luke's Medical Center. In addition, we intend to enter into distribution and marketing arrangements with third party distributors and marketers in a number of markets. To this end, in September 2003, we entered into a distribution and marketing agreement with McKesson Information Solutions
LLC. This agreement covers the United States, Canada, Mexico and the United
Kingdom. McKesson will be responsible for direct sales of CALM(TM) to its customers in such territories. McKesson Information Solutions LLC is one of the
businesses of McKesson Corporation. McKesson Corporation is a leading provider of supply, information and care management products and services designed to reduce costs and improve quality across healthcare. McKesson is currently integrating our CALM(TM) products with its product offering. This will give hospitals the opportunity to benefit from the flow of patient, clinical and financial data across the enterprise.

All jurisdictions in North America are seeking the capability to reduce healthcare costs without compromising patient care. Our products are potentially appealing to obstetrical personnel, hospital information technology departments
(which are currently moving to hospital wide integrated systems) and industry risk managers.

We have developed and built our suite of products in house, using software development professionals and programmers, all of whom are available in the
Montreal area. On site installation and training is done by our personnel and thereafter maintained at a 24 hour call/service center based in Montreal.

The healthcare technology industry is somewhat protected from economic cycles.
We believe that the main driver of our growth will not be economic cycles, but will be whether or not the public, healthcare professionals and third party payors will support our technology.

We require, and have received, regulatory approval to market the previously described modules of CALM(TM) in the United States, Canada and the European
Union. CALM(TM) Patterns is currently at the United States Food and Drug
Administration and Health Canada for regulatory review. However, there can be no assurance that we will receive regulatory approval for CALM(TM) Patterns.
Development of CALM(TM) ANNi is scheduled for completion at the end of 2004, after which it will be submitted to the United States Food and Drug
Administration for regulatory review. However, there can be no assurance that development will be successful or even if development is successful, that we will receive regulatory approval for CALM(TM) ANNi.

                                       25

MARKETING INITIATIVES

The following summarizes our marketing initiatives with respect to our CALM(TM)
products:

     o    our CALM(TM) products are marketed to customers in the healthcare technology industry (hospital labor and delivery units represent the main users of current CALM(TM) products);

     o    our CALM(TM) products are marketed to hospitals across North America;

     o    to date, marketing and sales activities have been performed by our direct sales team with the objective of building a reference base of users;

     o    revenue is generated from new sales and from maintenance contracts;

     o    in September 2003, we entered into a distribution and marketing agreement with McKesson Information Solutions Inc.; and

     o    we intend to expand on existing and establish new distribution and marketing arrangements in additional markets.

The following are our milestones for achieving our business objectives:

     o    From a sales point of view, we will be focusing on expanding our presence in the North-American marketplace. To this end, we will continue to focus on the growth of our install base (CALM(TM) is currently installed in 12 hospitals);

     o    We intend to develop our presence in the European Union to lay the foundation for an additional marketing and distribution agreement in this geographic region;

     o    Our positioning, products and services will be highlighted at trade-shows and peer review forums. These are two key platforms used extensively in the healthcare technology marketplace. Obstetrical clinical and trade shows generally run through the first half of the calendar year while information technology specific conferences are spread across the entire year. Scientific forums and conferences, as well as participation in research and/or validation projects, will also assist us in documenting the clinical perspective we bring to obstetrics;

     o    We will also look to expand our remote use program in hospitals in the
          United States and Canada; and

     o    From a product delivery point of view, we will be delivering new versions of our core technology as we plan to continue to enhance the functionality of our products.

For fiscal 2005, our goal is to:

     o    obtain regulatory approval for CALM(TM) Patterns in the United States and Canada;

     o    complete the development of CALM(TM) ANNi;

     o    complete the integration of the CALM(TM) products with McKesson's clinical solutions;

                                       26

     o    engage in various marketing initiatives including increasing the size of our marketing department, conducting market studies and carrying out focus group work; and

     o    generate product sales in both Canada and the United States, thereby increasing our install base.

However, there can be no assurance we will be able to successfully achieve any of our goals.

POTENTIAL PRODUCTS IN DEVELOPMENT STAGE

We conduct most of our own core research. However, we participate with university-based research teams in programs of clinical validation. The stage of major products under development and their regulatory status is described below.

CALM(TM) PATTERNS

CALM(TM) Patterns is software that detects, labels and measures fetal heart rate patterns. We have submitted CALM(TM) Patterns to the United States Food and Drug
Administration and to Health Canada, for regulatory clearance. If we obtain the approval of the United States Food and Drug Administration and of Health Canada,
of which there can be no assurance, CALM(TM) Patterns will be submitted to regulatory authorities in the European Union. The software development of
CALM(TM) Patterns is underway and its completion is anticipated to occur within
12 months. Estimated costs associated with the remaining commercialization are
$800,000 (including costs related to obtaining regulatory approval).

CALM(TM) ANNI

CALM(TM) ANNi is software that periodically assesses the baby's risk of increasing levels of metabolic acidosis and hypoxic ischemic encephalopathy during labor which leads to brain damage. Research and development is expected to be completed by year end. Subject to the successful completion of the regulatory approval process, of which there can be no assurance, CALM(TM) ANNi is anticipated to become commercially available in 2006. The anticipated duration of product development time and costs estimated until commercialization are approximately $1.2 million, representing salaries (75%) and market research
(25%) expenses. We anticipate that we will seek regulatory approval for CALM(TM)
ANNi in 2005. The United States Food and Drug Administration regulatory classification for CALM(TM) ANNi has not yet been established. A classification other than that established for CALM(TM) Curve and CALM(TM) Patterns could materially increase the length of the United States Food and Drug Administration regulatory process.

COMPETITORS' CURRENT PRODUCTS

GE Medical Systems

GE Medical Systems offers the QS Perinatal Clinical Information System that includes central surveillance, archival and charting functionality. Their solution is web enabled. Their Central Information Systems is also complemented by a product suite of fetal monitors.

Phillips Medical Systems

Philips offers a Central Information System called OB TraceVue. This perinatal information management system provides surveillance, alerting, documentation and data storage. OB TraceVue is also complemented by a product suite of fetal monitors.

                                       27

Hill-Rom Company, Inc.

Hillenbrand offers a Central Information System called WatchChild. This perinatal information management system provides surveillance, alerting, documentation and data storage.

SpaceLabs Medical

SpaceLabs, newly acquired by OSI Systems, offers the BirthNet solution. This perinatal information management system provides surveillance, alerting, documentation and data storage. BirthNet is also complemented by a product suite of fetal monitors.

COMPETITIVE STRATEGY AND POSITION

MARKET SEGMENT

CALM(TM) has been designed to address the needs of international obstetrical markets. While limited localization and/or translation efforts could be required, the clinical foundations of the products are generic to worldwide geographies.

MARKET TRENDS

Demand for high quality healthcare delivered in a cost-effective manner

Factors driving the demand for decision support tools in labor and delivery include the trends towards quality and convenience in healthcare combined with the growing pressure from healthcare payers and insurers to lower operating costs of the healthcare system.

Recognition of the central role of information technology in effecting change and improving quality

The Institute of Medicine, (a part of the United States National Academy of
Sciences, an organization which advises the US Federal Government on scientific matters), as well as other leading organizations and agencies in North America, are currently expressing the need to improve quality of care. They also indicate that information technology lends itself appropriately in support of this initiative. Decision support technologies could be of particular interest in this regard.

Educated consumers are taking a more active role in managing decisions regarding their own healthcare

North-American mothers are often educated and demanding patients. These patients often demand control of their healthcare decisions. They are also computer literate and comfortable understanding the second opinion capacity of decision support tools.

MARKET ACCEPTANCE

We believe that we have validated the market acceptance of our products in several ways. For instance, we have successfully completed the conversion of a number of our clinical trial sites into commercial sites and have also made additional sales to new sites. Further, our distribution and marketing agreement with McKesson provides evidence that the CALM(TM) technology has gained a measure of acceptance in the healthcare technology market. In addition, further evidence of the validation of our CALM(TM) technology is provided by the decision of the Dallas-based Medical City Hospital and the Chicago-based Rush
Presbyterian-St. Luke's Medical Center to install CALM(TM) at their facilities.

                                       28

MARKETING PLANS AND STRATEGIES

Obstetrical and perinatal care has experienced two generations of information technology solutions. The first was the introduction in the mid 1970s of monitoring systems (fetal monitors installed in birthing rooms) to capture and display fetal heart tracings. In North America, traditional monitoring systems represent a mature market.

Central Monitoring/Central Information Systems represent the second generation of information technology solutions in this area of care. Central
Monitoring/Central Information Systems focus on administrative patient records as well as care protocol data capture and archiving. These systems were widely implemented in hospitals over the last 15 years.

We believe that the pace of replacement of Central Marketing/Central Information
Systems is gaining momentum as hospitals are looking to integrate their departmental systems into hospital wide clinical applications, ranging from centralized electronic patient record management to clinical decision assist solutions such as CPOE applications (Computerized Physician Order Entry systems).

We believe that the benefits for hospitals to have fully integrated systems where patient, clinical and financial data flow easily across the enterprise outweigh the cost of replacing standalone legacy departmental systems.

Clinical decision support tools related to obstetrics, such as CALM(TM), represent the third generation of medical-based information technology solutions developed for this specific area. We believe that we will have an opportunity to experience significant growth as labor and delivery units of hospitals realize the benefits of having this type of application integrated within their perinatal care information system.

We believe that our strategy provides us with a number of market opportunities including:

     o    We believe that our decision support tools, by potentially lowering an obstetrics unit's risk profile, may provide risk managers and insurers with a means of addressing medical/legal concerns related to obstetrics;

     o    We will offer CALM(TM) on a stand alone and interfaced basis directly to customers;

     o    CALM(TM) will be integrated into existing and future McKesson charting applications and will be offered by McKesson to its customer base;

     o    We have designed CALM(TM) to be compatible with leading Central
          Information Systems offerings from Phillips (Agilent), GE Medical and
          Hill-Rom. The CALM(TM) Curve interface to the GE Medical OB departmental system is commercially available; and

     o    We believe that our Central Information Systems standalone solution,
          CALM(TM) View, will enable us to create a presence in international markets. We believe that we are currently the only manufacturer offering extensive real time decision support to this market.

Our pricing strategy includes a combination of acquisition fees and licensing fees for the clinical assistance tools. In addition, maintenance fees provide for software enhancements after first year warranty provisions expire. Tools are priced in a way to reflect the size of hospitals as measured by the number of deliveries they perform every year.

                                       29

Our central display and archival system represents a one time sales opportunity, together with annual follow-on fees covering maintenance and upgrades. The decision assistance tools for CALM(TM) product suite offerings such as Curve,
Patterns and ANNi will be made available on a per delivery basis. Calculating the deliveries for all North American hospitals, where there were in excess of 4 million births last year, using the full CALM(TM) product suite would represent a total addressable market opportunity of $800 million per annum. However, there can be no assurance that we will be able to sell our products to this potential market.

FINANCING ACTIVITIES

We will require additional financing to grow and expand our operations and plan to raise funds from time to time. Funding requirements may vary depending on a number of factors including the progress of our research and development program, the establishment of collaborations, the development of the international sector, and penetration rates in the North American and United
Kingdom markets. We believe we have sufficient resources to fund operations through fiscal 2005 and through the first six months of fiscal 2006. However, in light of the inherent uncertainties associated with the regulatory approval process and our ability to secure sales and additional distribution agreements, further financing may be required to support our operations in the future.

C.   ORGANIZATIONAL STRUCTURE

The full corporate name of our company is LMS Medical Systems Inc. Our principal executive office is 181 Bay Street, Suite 2500, P.O. Box 747, Toronto, Ontario,
Canada M5J 2T7.

We were incorporated on January 14, 2003 under the Canada Business Corporations
Act as Trophy Capital Inc. On February 16, 2004, our articles were amended to remove private company restrictions limiting share transfers and were also amended to change the number of directors from a minimum of 1 and maximum of 11 directors to a minimum of 3 and a maximum of 11 directors. By articles of amendment dated March 31, 2004, we changed our name from Trophy Capital Inc. to
LMS Medical Systems Inc., our issued and outstanding Common Shares were consolidated on a 20 for 1 basis.

We have one wholly-owned subsidiary, LMS Medical Systems (Canada) Ltd., and one indirect subsidiary, LMS Medical Systems (USA), Inc. LMS Medical Systems (USA),
Inc. was incorporated under the laws of Delaware and is a wholly-owned subsidiary of LMS Medical Systems (Canada) Ltd. LMS Medical Systems (Canada)
Ltd. was incorporated under the laws of Canada.

D.   PROPERTY, PLANTS AND EQUIPMENT AND PATENTS

OFFICE SPACE

We lease approximately 8,000 square feet of office space provided by Standard
Life Insurance Co. Our office is located in Montreal, Quebec, Canada. In 2003, we renewed our lease for a term of five years, commencing on March 1, 2003 and terminating on February 28, 2008.

PATENTS

Our proprietary systems are currently protected by a total of nine publicly disclosed patents or patents pending in Canada, the United States and the
European Union. These patents commence expiring in July 2022. We also have six trademarks and/or copyrights reserved for our business use registered in Canada, the United States and European Union.

                                       30

Our internal policies require that confidentiality and non-competition agreements be executed with all distributors, manufacturers, strategic partners and employees.

Our patents relate to both method and apparatus for our technology, including monitoring the condition of the fetus, displaying a heart rate signal and evaluating variations between healthcare providers.

Much of the work, including some of the research methods, that is important to the success of our business is germane to the industry and may not be patentable. For this reason all employees, contracted researchers and consultants are bound by non-disclosure agreements.

Given that the patent applications for these technologies involve complex legal, scientific and factual questions, there can be no assurance that patent applications relating to our technology will result in patents being issued, or that, if issued, the patents will provide a competitive advantage or will afford protection against competitors with similar technology, or will not be challenged successfully or circumvented by competitors.

We have filed patents in accordance with the Patent Cooperation Treaty. The
Patent Cooperation Treaty is a multilateral treaty that was concluded in
Washington in 1970 and entered into force in 1978. It is administered by the
International Bureau of the World Intellectual Property Organization,
headquartered in Geneva, Switzerland. The Patent Cooperation Treaty facilitates the obtaining of protection for inventions where such protection is sought in any or all of the Patent Cooperation Treaty contracting states (total of 104 at
July 1999). It provides for the filing of one patent application (the
"international application"), with effect in several contracting states, instead of filing several separate national and/or regional patent applications. At the present time, an international application may include designation for regional patents in respect of contracting states party to any of the following regional patent treaties: The Protocol on Patents and Industrial Designs within the framework of the African Regional Industrial Property Organization, the Eurasian
Patent Convention, the European Patent Convention and the Agreement Establishing
the African Intellectual Property Organization. The Patent Cooperation Treaty
does not eliminate the necessity of prosecuting the international application in the national phase of processing before the national or regional offices, but it does facilitate such prosecution in several important respects by virtue of the procedures carried out first on all international applications during the international phase of processing under the Patent Cooperation Treaty. The formalities check, the international search and (optionally) the international preliminary examination carried out during the international phase, as well as the automatic deferral of national processing which is entailed, give the applicant more time and a better basis for deciding whether and in what countries to further pursue the application. Further information may be obtained from the official World Intellectual Property Organization internet website
(http://www.wipo.int).

Our patents, both granted and pending, are summarized in the table below:

                                       31

----------------------------------------------------------------------------------------------------------------------
NAME                     COUNTRY           FILED                NUMBER               STATUS              EXPIRY
----------------------------------------------------------------------------------------------------------------------

Method and               Canada         June 2000           2,311,029                Pending         Not Applicable
apparatus for
evaluating labor
progress during
childbirth

----------------------------------------------------------------------------------------------------------------------
Method and            United States     June 2000          09/589,657           Issued July 2002        July 2022
apparatus for
evaluating labor
progress during
childbirth

----------------------------------------------------------------------------------------------------------------------
Method and              European         June 2001         PCT/CA 01/00841        International      Not Applicable
apparatus for             Union                                01947064            preliminary
evaluating labor                                                                 examination in
progress during                                                                     progress
childbirth                                                                       European number
                                                                                     1289416

----------------------------------------------------------------------------------------------------------------------
Method and               Canada          April 2002           2,379,733              Pending         Not Applicable
apparatus for
monitoring the
condition of a fetus

----------------------------------------------------------------------------------------------------------------------
Method and            United States      April 2002           10/113,788            Pending,         Not Applicable
apparatus for                                                                      application
monitoring the                                                                      published
condition of a fetus                                                             October 2, 2003

----------------------------------------------------------------------------------------------------------------------
Method and              European         March 2003         PCT/CA03/00461        International      Not Applicable
apparatus for             Union                                                search in progress
monitoring the
condition of a fetus

----------------------------------------------------------------------------------------------------------------------
Method and               Canada           May 2002            2,384,516              Pending         Not Applicable
apparatus for
displaying a heart
rate signal

----------------------------------------------------------------------------------------------------------------------
Method and            United States       May 2002            10/138,303             Pending         Not Applicable
apparatus for
displaying a heart
rate signal

----------------------------------------------------------------------------------------------------------------------
Method and              European         April 2003         PCT/CA03/00636           Pending         Not Applicable
apparatus for             Union
displaying a heart
rate signal

----------------------------------------------------------------------------------------------------------------------

                                       32

ITEM 5 - MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") provides a review of our performance and should be read in conjunction with the audited consolidated financial statements and notes included therewith as at March 31, 2004 and
October 31, 2003 and for the five-month period ended March 31, 2004 and years ended October 31, 2003, 2002 and 2001 of LMS which are prepared in accordance with Canadian generally accepted accounting principles. The MD&A should also be read in connection with our unaudited interim consolidated financial statements as at September 30, 2004 and for the six-month period ended September 30, 2004 and 2003, which are prepared in accordance with Canadian generally accepted accounting principles for interim financial information but have not been the subject of a review by our independent auditors. Material differences between
Canadian and United States generally accepted accounting principles, as applicable to our Company, are set forth in Note 17 to the audited consolidated financial statements of LMS.

On April 1, 2004, we acquired substantially all of the shares and unsecured convertible debentures from the shareholders and the debenture holders of LMS in exchange for 2.70727 of our Common Shares for each share of LMS acquired and 300 of our Common Shares for each $1,000 of principal amount of the $5.8 million unsecured convertible debentures of LMS acquired. As a result, we became the legal parent company of LMS. All options granted and warrants issued by LMS have been transferred to us.

At the time of the reverse takeover transaction, we were a non-operating public enterprise with nominal net non-monetary assets. The reverse takeover transaction is a capital transaction in substance for LMS and is viewed, for accounting purposes, as the issuance of equity by LMS to the extent of the net monetary assets of $958,432 which were available to us at the time of the reverse takeover transaction. Our unaudited balance sheet as at September 30,
2004, included in our unaudited interim consolidated financial statements, gives effect to the reverse takeover transaction.

In addition, following the reverse takeover transaction, historical financial information, present for comparative purposes, will be that of LMS. The historical shareholder's equity prior to the reverse takeover transaction was retroactively restated for the number of shares received in the reverse takeover transaction. Earnings per share calculations also give effect to the reverse takeover transaction for all period presented.

The chart below sets out the number of our issued and outstanding Common Shares as well as the number of issued and outstanding warrants and options to purchase our Common Shares in each case as at November 24, 2004.

       Common Shares                                      15,791,260
       Warrants to purchase Common Shares                  1,819,856
       Options to purchase Common Shares                   1,412,272

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our MD&A contains forward-looking statements which reflect our Company's current expectations regarding future events. The forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate",
"plan", "estimate", "expect" and "intend" and statements that an event or result
"may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance of and demands for new products, the impact of the products and pricing strategies of competitors, delays in developing and launching new products, the regulatory environment, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements.

                                       33

Many risks are inherent in the industry; others are more specific to our
Company. Investors should consult the "Risk Factors" section of this amended registration statement as well as our Company's ongoing quarterly filings, annual reports and this amended registration statement for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

All dollar figures in the MD&A are in Canadian dollars unless otherwise indicated.

OVERALL PERFORMANCE

We are an obstetrics-focused healthcare technology company. Based on advanced medical research focusing on the labor and delivery cycle, our unique technology provides obstetrics and gynaecology teams and hospitals with state-of-the-art clinical decision support tools to assist them in achieving effective and cost effective interventions.

Our core technology, CALMTM, was developed as a research project at the Faculty of Medicine of McGill University in Montreal, with Dr. Emily Hamilton as the principal investigator.

Over the last 8 years, we have expensed over $24 million to research, develop and validate our technologies for the obstetrics market.

OVERVIEW

For the past eight years, we have been actively developing a series of software-based products that are focused in the areas of obstetrics. Our products specifically deal with the labor and delivery process. In particular, our products focus on how labor develops in the mother and on the fetus. It is well known that distress created by the labor and delivery process often results in birth related brain damage.

Significant changes over the last 12 months

The most significant changes for our Company in the past 12 months are set out below:

     o    We completed the following rounds of financing raising total gross proceeds of $23 million:

          1.   In January 2004, we issued unsecured convertible debentures for an amount of $5.8 million. As part of the reverse takeover transaction, these debentures were converted into 1,740,000 of our Common Shares;

          2.   On April 1, 2004, we completed the reverse takeover transaction and as result we obtained net monetary assets of $1 million. The net monetary assets were obtained by the non-operating public enterprise prior to the reverse takeover transaction, mainly from the issuance of capital stock for gross proceeds of $1 million in
               January 2004; and

          3.   In April 2004, we completed a $12 million equity financing;

          4.   In October 2004, 1,292,000 warrants were exercised generating cash of $4.2 million.

     o    In October 2003, LMS converted its preferred shares into 1,716,271 common shares (pre reverse takeover transaction);

                                       34

     o    In March 2004, the holders of the $1.2 million (principal and accrued interest) convertible debentures of LMS exercised their options to convert the convertible debentures into common shares of LMS at a price of $7.00 (168,326 common shares pre reverse takeover transaction);

     o    In March 2004, a fully secured $1.1 million principal amount debenture was fully repaid by LMS before year-end without penalty;

     o    In April 2004, our Common Shares were listed on the Toronto Stock
          Exchange; and

     o    We expanded our existing sales channels by signing a distribution contract with a distributor in the United States (McKesson). This agreement covers the United States, Canada, the United Kingdom and
          Mexico.

Strategies for development

We intend to expand our presence in the North American marketplace. To this end, we will focus on the growth of our install base.

We intend to develop our presence in the European Union to lay a foundation for additional marketing and distribution agreement(s) in this geographic region.

We intend to pursue a variety of marketing programs and campaigns to enhance our visibility within the healthcare technology marketplace.

We intend to develop new versions of our core technology with enhanced functionality.

Our Company's objectives for fiscal 2005 are to:

     o    Obtain regulatory approval for CALM(TM) Patterns in the United States and Canada;

     o    Complete development of CALM(TM) ANNi;

     o    Initiate activities with risk managers and insurance companies to raise their awareness of the role that our decision support tools can play in addressing medical/legal concerns in obstetrics;

     o    Generate product sales in both Canada and the United States thereby increasing our install base; and

     o    Complete the integration of CALM(TM) products with McKesson's charting applications.

Our operating results are primarily affected by the following factors:

     o    Customer demand for our products;

     o    Costs associated with sales promotions and sales campaigns; and

     o    Expenses related to product development (which are driven by the time frame required to complete a project and staffing requirements).

                                       35

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Our critical accounting policies and estimates include the following:

Revenue recognition

Our revenues consist primarily of revenue from the sale of software licenses, hardware and technical support services. We recognize our revenues in accordance with the provisions of the American Institute of Certified Public Accountants
Statement of Position [SOP] No. 97-2, Software Revenue Recognition.

We recognize revenue from hardware and software licenses when persuasive evidence of an arrangement exists, delivery, installation and client's acceptance have occurred, the sales price is fixed or determinable and collection is probable.

Revenue from technical support services, which is generally paid annually in advance, is deferred and recognized rateably over the period for which the technical support service is provided. Other service revenues are recognised when services are provided.

Revenue on arrangements that include multiple elements such as hardware, software and services is allocated to each element based on vendor specific objective evidence [VSOE] of the fair value of each element. Allocated revenue for each element is recognized when revenue recognition criteria have been met for each element. VSOE is determined based on the price charged when each element is sold separately.

Research and development expenses

Research and development costs are charged to expenses in the year of expenditure. We may defer and amortize such expenses in the future if a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. We separately disclose our investment tax credits recoverable, which are based on estimates of amounts expected to be recovered and are subject to audit by taxation authorities.

Stock-based compensation plan

We have a stock-based compensation plan. During the five-month period ending
March 31, 2004, we adopted the fair value method of accounting for stock-based compensation plans as recommended by the Canadian Institute of Chartered
Accountants. We adopted these changes using the prospective application transitional alternative in accordance with the transitional provisions of the
Canadian Institute of Chartered Accountants Handbook Section 3870 and SFAS no.
148. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after November 1, 2003. Prior to the adoption of the fair value based method we, as permitted by Section 3870, had chosen to continue our existing policy of recording no compensation cost on the grant of stock options to employees. However, as required, we provide pro forma disclosure of the compensation costs based on the fair value method (see note 7 to the March
31, 2003 consolidated financial statements of LMS, included elsewhere in this document). The fair value of an option to purchase one of our Common Shares is calculated using the Black-Scholes option-pricing model, which requires making assumptions of the volatility factor of the market price of our Common Shares and the expected life of the option.

                                       36

Financial instruments

We classify financial instruments as a liability or as equity in accordance with the substance of the contractual arrangement on initial recognition and the definition of a financial liability and as equity instrument. In this regard, we classified as equity instrument the convertible debentures outstanding as at
March 31, 2004 and October 31, 2003. These debentures were subsequently converted into common shares of LMS.

Income taxes

We account for income tax following the liability method. Future income tax assets are recognized if realization is considered "more likely than not". Since we have never been profitable, the tax benefits from our research and development expenditures, non-capital tax losses and other items which are available to reduce future taxable income or income tax otherwise payable have been fully provided for by a valuation allowance.

CHANGE IN ACCOUNTING POLICIES

As disclosed above, we adopted the new Canadian Institute of Chartered
Accountants recommendation with respect to our stock-based compensation.

                                       37

SELECTED ANNUAL AND INTERIM FINANCIAL INFORMATION

                                    SIX-MONTH      SIX-MONTH      FIVE-MONTH     FIVE-MONTH
                                  PERIOD ENDED    PERIOD ENDED   PERIOD ENDED   PERIOD ENDED  YEAR ENDED    YEAR ENDED   YEAR ENDED
                                  SEPTEMBER 30,  SEPTEMBER 30,     MARCH 31,      MARCH 31,   OCTOBER 31,   OCTOBER 31,  OCTOBER 31,
                                      2004            2003           2004         2003 (B)       2003          2002         2001
                                        $              $               $              $           $             $            $

REVENUES
Software licences                       93,871               --           --             --           --       297,349     157,420
Hardware                               110,055               --           --             --           --        32,777      15,630
Technical support and other            103,870           58,791       42,019         58,254      130,168       109,568     105,612
------------------------------------------------------------------------------------------------------------------------------------
                                       307,796           58,791       42,019         58,254      130,168       439,694     278,662
------------------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Research and development costs       1,606,215        1,257,928      915,476        850,162    2,373,485     2,146,137   2,033,234
Less: Tax credits                     (261,436)        (442,954)    (361,873)      (323,187)  (1,024,097)     (826,989) (1,068,443)
------------------------------------------------------------------------------------------------------------------------------------
                                     1,344,779          814,974      553,603        526,975    1,349,388     1,319,148     964,791
------------------------------------------------------------------------------------------------------------------------------------
Direct costs of revenues               102,848               --       11,039          1,122        2,447        40,680      58,995
Administrative                         936,510          649,596      716,071        388,410    1,471,056     1,449,247   1,114,862
Selling and market development       1,060,482          884,473      586,524        663,505    1,533,438     2,012,258   1,563,620
Special charges                        570,884               --           --             --           --            --          --
Customer support                       353,255          284,281      238,574        166,308      445,975       425,768      97,094
Quality assurance                       74,072           80,277       80,923         90,199      196,874       138,178          --
Other operating expenses, net           49,106           95,952       56,582         29,202      140,166       180,535     250,412
------------------------------------------------------------------------------------------------------------------------------------
                                     4,491,936        2,809,553    2,243,416      1,864,599    5,139,344     5,565,814   4,049,774
------------------------------------------------------------------------------------------------------------------------------------

OPERATING LOSS                      (4,184,140)      (2,750,762)  (2,201,397)    (1,807,467)  (5,009,176)   (5,126,120) (3,771,112)
Financial expenses (income), net      (107,608)          68,673       70,742        131,318      270,304       365,733     101,074
------------------------------------------------------------------------------------------------------------------------------------
NET LOSS                            (4,076,532)      (2,819,435)  (2,272,139)    (1,938,785)  (5,279,480)   (5,491,853) (3,872,186)
------------------------------------------------------------------------------------------------------------------------------------
                                         (0.28)           (0.90)       (0.28)         (0.57)       (1.64)        (1.46)      (1.48)
BASIC AND DILUTED LOSS PER
SHARE(A)

CASH FLOW RELATED TO:
Operating activities                (3,132,435)      (1,631,674)  (2,717,463)    (2,707,982)  (4,614,776)   (4,888,078) (3,382,594)
Investing activities                  (141,050)         (12,849)     (22,294)       (50,014)     (35,906)     (157,838)   (200,265)
Financing activities                12,667,046        1,007,149    4,203,161      3,194,909    4,634,498     1,068,970   7,361,816
------------------------------------------------------------------------------------------------------------------------------------

(A)  After giving effect to the shares exchange ratio of 2.70727.
(B)  Unaudited condensed financial information for the five-month period ended
     March 31, 2003 is provided for comparative purposes. Such financial information is included in our results of operations for our year ended
     October 31, 2003.

                                              SEPTEMBER 30,     MARCH 31,     OCTOBER 31,
                                                  2004            2004           2003
                                                   $                $              $
-------------------------------------------------------------------------------------------
BALANCE SHEET DATA

Total assets                                  12,859,217       4,040,164        1,810,777
Total long term debt and loan payable             79,012          94,763        1,157,787
Total shareholders' equity (deficiency)       11,085,792       2,409,527         (633,636)

During the year ended October 31, 2003, LMS declared a stock dividend on its preferred shares. The dividend was payable in preferred shares of LMS and had a value for accounting purposes of $907,227. In October 2003, LMS' preferred shares were converted into common shares of LMS. No dividend was declared on the common shares of LMS during the last fiscal year. We do not anticipate paying dividends in the next fiscal year.

                                       38

RESULTS OF OPERATIONS

6 MONTHS ENDING SEPTEMBER 30, 2004 COMPARED TO THE 6 MONTHS ENDING SEPTEMBER 30,
2003

Revenues

Revenue for the 6-month period ended September 30, 2004 increased from $58,791 in 2003 to $307,796. The revenue from maintenance services increased from
$58,791 in 2003 to $103,870 in 2004 which is mainly due to a service contract which generated revenue of $48,000. We have also completed the installation of new software with a customer thus completing an existing contract and generating software license revenue of $93,871. Finally, we installed equipment to a new customer which requires a turn-key project. We recorded revenue of $110,055 on the sale of equipment for that part and related expenses, whereas the software licenses revenue will be recorded in the coming periods following realization of the contractual milestones.

Direct Costs of Revenues

These expenditures include the hardware purchased for an amount of $80,454 and installation costs related to the sale of hardware as disclosed above.

Research and Development

Our expenditures before investment tax credits amounted to $1,606,215 for the
6-month period in 2004 compared to $1,257,928 for the same period in 2003.
During that period, we employed an additional four permanent employees and seven contractual employees in addition to the staff in place in 2003. As a result, our placement fees also increased from $41,000 for the six-month period ended
September 30, 2003 to $97,000 for the same period in 2004. Investment tax credits, which are accounted for as a reduction of research and development expenses, totalled $261,436 in 2004 compared to $442,954 the prior year. All research, development and clinical trial costs are expensed. Since we became a public company on April 1, 2004, our research and development tax credit rates changed at the federal level from 35% to 20%. Moreover, the federal tax credits will be applied in the future against our income taxes payable otherwise payable and will not be refunded in the year we incurred the research and development expenses. As a result, a full valuation allowance was recorded for the federal tax credits.

Administrative

Administrative expenses for the period ended September 30, 2004 increased to
$936,510 compared to $649,596 for the period ended September 30, 2003. The increase is mostly explained by the following factors:

     o    An increase in insurance premiums;

     o    An increase in salary resulting from an adjustment in the rate; and

     o    Additional expenses required to support a public company structure.

     o    The recording of $70,000 expenses with respect to options issued during the period; and

     o    An increase in rental expenses.

                                       39

Selling and Market Development

Expenses increased from $1,060,482 in 2004 compared to $884,473 in 2003. During those periods, our sales and marketing team was focused on promoting a new product concept and building our potential customer list. Their mandate consisted of establishing new reference sites and finding strategic alliance partners and distributors. The team was also responsible for the development of all training programs and user guides required in the sales functions. The increase is mainly the result of the addition of two account managers and an increase in travelling expenses.

Customer Support

Our Customer Support department, which substantially comprises staff cost, provides for the operation of a dedicated 24/7-service center for customers. The total expenses for this department increased from $284,281 in 2003 to $353,255 in 2004 as a result of the addition of two new employees to support the expansion of their activities.

Quality Assurance

In 2002, LMS established Quality Assurance and Regulatory Affairs departments.
These departments have the responsibility of ensuring compliance with all applicable requirements and regulations of each country where the product is to be marketed. Expenses include the salary of a full-time Quality Assurance and
Regulatory Affairs Director and costs associated with obtaining approval to market our product in Canada, the United States and Europe. These expenses decreased from $80,277 in 2003 to $74,072 in 2004. In 2003, we were subject to a special audit to qualify under ISO (International Organization for
Standardization) and the European CE Mark resulting in non-recurring expense of
$10,000.

Special charges

These expenses relate to professional fees, listing fees and other expenses incurred in connection with the listing of our shares on the Toronto Stock
Exchange which occurred on April 22,2004.

Also, we have filed a registration statement on Form 20-F with the Securities
Exchange Commission in the United States under the Securities Exchange Act of
1934 to become a registrant under that Act. The registration statement is currently under review with the United States Securities and Exchange
Commissions as such we have incurred additional special charges in connection with this process.

Other operating expenses

This section includes the technological showcase project, amortization of property, plant and equipment, amortization of patents, government grant and foreign exchange gain or loss. We incurred a net expense of $49,106 in 2004 compared to $95,952 in 2003. The change is mostly explained by a foreign exchange gain of $57,472 recorded in 2003 compared to $7,479 in 2004, resulting from variation in the US currency rate. However in 2004, we reduced the amount of amortization on property, plant and equipment from $85,634 to $54,034, due to a reduction of the net book value of the assets on which the amortization is calculated. We also reduced our expenditures in the technological showcase project which went from $66,058 in 2003 to $818 in 2004. We already spent
$133,447 in this special project and received a government grant of $52,690. We can spend an additional amount of up to $400,000 for which we are entitled to receive a grant corresponding to approximately 50% of this amount.

                                       40

Net Loss

After considering the above expenses, our operating loss for the six-month period ended September 30, 2004 was $4,184,140 and $2,750,762 for the same period in 2003.

We incurred financial expenses for an amount of $68,673 in 2003 whereas we generated income of $107,608 in 2004. Following the additional liquidities that we generated during the period, interest income totalled $117,726 in 2004 compared to interest expenses incurred of $26,697 in 2003. We also reduced our interest on long term financing from $41,976 in 2003 to $10,118 in 2004.

As a result, the net loss for the 6-month period ended September 30, 2004 totalled $4,076,532 ($0.28 per share) compared with $2,819,435 ($0.90 per share)
for the 6-month period ended September 30, 2003.

5 MONTHS ENDING MARCH 31, 2004 COMPARED TO THE 5 MONTHS ENDING MARCH 31, 2003

Our result for the five-month period ending March 31, 2003 are unaudited since those results are part of our results for our full fiscal year ended October 31,
2003.

Revenues

Our revenues for both the period ended March 31, 2004 and March 31, 2003, which totalled $42,019 and $58,254 respectively, were all derived from fees we earned from existing technical support service agreements with our customers, which shows a decrease in the volume of maintenance agreements. This change comes mainly from the non-renewal of one contract. During those periods, our focus was primarily on the development of a more competitive software system and commercialisation of our clinical solutions. Our marketing and sales activities were deployed to build our long term strategy, which explains why no software licenses were sold during that period.

Direct Cost of Revenues

Our expenditures totalled $11,039 in 2004 compared to $1,122 in 2003. The increase in 2004 is explained by a payment of royalties on maintenance contracts.

Research and Development

Our expenditures before investment tax credits amounted to $915,476 in 2004 compared to $850,162 in 2003. These sums were used to complete a United States
Food and Drug Administration and Health Canada compliant development quality system implementation used in connection with the release of new versions of
CALM(TM) in February 2004. The new versions of CALM(TM) released in February
2004 included features such as connections of the product with vendor's systems, remote access capabilities, specific statistical data presentation, long-term archiving and alerts components. The change stemmed mostly from a variation in salary expenses which increased by $76,000 or 13%. While the number of employees remained stable during those periods, the personnel mix changed along with increase in salary rate. Investment tax credits, which are accounted for as a reduction of research and development expenses, totalled $361,873 in 2004 compared to $323,187 the prior year and were proportional to the variation in expenses. All research, development and clinical trial costs are expensed by our
Company. Since we became a public company on April 1, 2004, our research and development tax credit rates changed at the federal level from 35% to 20%.
Moreover the federal tax credits will be applied in the future against our income taxes payable and will not be refunded in the year we incurred the research and development expense.

                                       41

Administrative

Administrative expenses for the period ended March 31, 2004 totalled $716,071 compared to $388,410 for the same period in 2003. The change is the result of an increase in office lease expenses for an amount of $93,000 due to a renewal of our office lease and the addition of resources to comply with the requirements of a public company and which accounted for $67,000 of these costs. In 2004, we also recorded a provision for bad debt for an amount of $155,686 as a result of a system installed in 2002 for which the customer has not completed its financing. This customer was offered an extended term of payment in order to meet its budgetary process when its capital funding would have been completed.
Meanwhile, a complete reorganization and consolidation of several hospitals resulted in a modification of capital funding and postponement of financing. LMS decided to suspend services until this issue is resolved and, consequently, accounted for a full provision.

Selling and Market Development

Expenses decreased from $663,505 in 2003 to $586,524 in 2004. This change is mainly the result of a reduction of 17% in the salary expenses which account for
75% of the total expenses for that section. The majority of our employees are remunerated in US dollars and the currency rate has varied by the same percentage during those periods.

Customer Support

Our Customer Support department provides for the operation of a dedicated
24/7-service center for customers. The total expenses for this department went from $166,308 in 2003 to $238,574 in 2004. The increase is largely attributable to the hiring of additional staff required to support anticipated increases in activities resulting from the addition of a distributor. These technical employees need also extensive training period.

Quality Assurance

In 2002, we created the departments of Quality Assurance and Regulatory Affairs, which have the responsibility of ensuring compliance with all applicable requirements and regulations of each country where the Company's products are to be marketed. Expenses include the salary of a full-time Quality Assurance and
Regulatory Affairs Director and costs associated with obtaining approval to market our products in Canada, the United States and Europe. During the last two years, through the auspices of these departments, we have achieved, amongst other things, the implementation of a quality system in compliance with the requirements of the United States Food and Drug Administration and certification to ISO 13485 standards that are required by Health Canada. The expenses decreased from $90,199 in 2003 to $80,923 in 2004. A reduction in training and related expenses in 2004 explains the variation.

Other operating expenses/income

This section includes the technical showcase project, amortization of property, plant and equipment, amortization of patents, government grant and foreign exchange gain or loss. We incurred a net expense of $56,682 in 2004 compared to
$29,202 in 2003. The change is mostly explained by a foreign exchange gain of
$73,432 recorded in 2003 compared to $1,210 in 2004 resulting from variation in the US currency rate. We reduced in 2004 the amount of amortization on property, plant and equipment from $66,170 to $42,727 due to a reduction of the net book value of the assets on which the amortization is calculated.

                                       42

Net Loss

After considering the above expenses, our operating loss for the five-month period ended March 31, 2004 is $2,201,397 and $1,807,467 for the same period in
2003.

Net financial expenses totalled $70,742 for the five-month period ended March
31, 2004 compared to $131,318 for the corresponding period ended March 31, 2003.
The repayment of long-term debt and promissory notes during 2003 explained the decrease of the interest expense.

As a result, net loss for the five-month period ended March 31, 2004 totalled
$2,272,139 ($0.28 per share) compared with $1,938,785 ($0.57 per share) for the period ended March 31, 2003.

YEAR ENDED OCTOBER 31, 2003 COMPARED TO THE YEAR ENDED OCTOBER 31, 2002

Revenues

For the year ended October 31, 2002, we recorded sales of $439,694 of which
$297,349 came from the sales of CALM(TM) software licenses. In 2002, we sold hardware for an amount of $32,777 compared to $0 in 2003. The remainder of revenues, totalling $109,568 in 2002 came from fees earned on maintenance contracts compared to $130,168 in 2003. This increase in 2003 resulted from the installation of new systems in 2002 where related revenues were accounted partly in 2002. In 2003 ,we did not record a sale of a CALMTM system and as a result our total revenues declined as compared to 2002.

Direct Cost of revenues

The expenses for the year ended October 31, 2003 totalled $2,447 compared to
$40,680 for the same period in 2004. In 2003, we only incurred travelling expenses whereas in 2002, we spent $23,825 for the purchase of hardware, $5,472 for travelling expenses and $11,393 for royalties.

Research and Development

Our expenditures before investment tax credit amounted to $2,373,485 in 2003 compared to $2,146,137 in 2002. These sums were substantially deployed in the completion of a United States Food and Drug Administration and Health Canada
compliant development quality system implementation and the release of new versions of CALMTM in October 2003, including features such as connections of the product with vendor's systems, remote access capabilities, specific statistical data presentation, long-term archiving and alerts components. During that period, we hired 3 additional persons in that department.

Investment tax credits, which is accounted for as a reduction of research and development expenses, totalled $1,024,097 in 2003 compared to $826,989 the year prior. The investment tax credits increased by an amount of $21,464 related to the increase in research and development costs and an amount of $175,644 represented by the excess of the investment tax credits received over the amount that we initially estimated.

Administrative

Administrative expenses for the fiscal year ended October 31, 2003 increased by
$21,809 to $1,471,056 compared to $1,449,247 for the fiscal year ended October
31, 2002.

                                       43

Selling and Market Development

Expenses declined from $2,012,258 in 2002 to $1,533,438 in 2003. This change is the result of the resignation of an account manager which took place early in the 2003 period and the rationalization of travel expenses. During those years, our sales and marketing team was mainly involved in promoting a new product concept and building our potential customer list. The team's mandate consisted of establishing new reference sites and finding strategic alliance partners and distributors. The team was also responsible for the development of all training programs and user guides required in the sales functions.

Customer Support

Our Customer Support department provides for the operation of a dedicated 24/7 service center for customers. The total expenses for this department, which substantially comprises staff cost, remained constant being $425,768 in 2002 and
$445,975 in 2003.

Quality Assurance

In 2002, we created the departments of Quality Assurance and Regulatory Affairs with the responsibility of ensuring compliance with all applicable requirements and regulations of each country where the product is to be marketed. Expenses increased from $138,178 in 2002 to $196,874 in 2003 due to a full-year operation for this department in 2003 as opposed to 7 months in 2002. Expenses include the salary of a full-time Director and costs associated with obtaining approval to market our products in Canada, the United States and the European Union.

Other operating expenses/income

This section includes the technical showcase project, amortization of property, plant and equipment, amortization of patents, government grant and foreign exchange gain or loss. We incurred a net expense of $140,166 in 2003 compared to
$180,535 in 2002. The change is mostly explained by a foreign exchange gain of
$115,239 recorded in 2003 compared to $13,938 in 2002 resulting from variation in the US currency rate. In 2003, we also incurred in 2003 an expense of
$119,727 with respect to a special project with 3 specific hospitals and for which we received a special grant of $52,690.

Net Loss

After considering the above, our operating loss for the years ended October 31,
2003 and 2002 is $5,009,176 and $5,126,120, respectively.

Net financial expenses totalled $270,304 in 2003 compared to $365,733 in 2002.
The reduction of amortization of deferred financing costs from $100,004 to
$60,458 and the repayment of $3 million of long-term debt following the issuance of capital stock in 2003 resulted in interest expenses reducing from $265,729 in
2002 to $209,756 in 2003.

As a result, our net loss for 2003 totalled $5,279,480 ($1.64 per share)
compared with $5,491,853 ($1.46 per share) for 2002.

                                       44

YEAR ENDED OCTOBER 31, 2002 COMPARED TO THE YEAR ENDED OCTOBER 31, 2001

Revenues

Our revenues increased from $278,662 in 2001 to $439,694 in 2002. Sales with respect to our Calm(TM) software licenses increased from $157,420 in 2001 to
$297,349 in 2002. Although the number of new systems sold was equivalent, an existing customer added functionalities, which mostly explained the change. In
2002, we also sold hardware for a total of $32,777 compared to $15,630 in 2001.
The fees from maintenance contracts amounted to $109,568 in 2002 compared to
$105,612 in 2001.

Direct Cost of revenues

In 2002, these expenses totalled $40,680 compared to $58,995 in 2001. The difference is mostly explained by the payment of $32,461 in royalty fees compared to $11,393 in 2002.

Research and Development

In fiscal 2001, total research and development expenses prior to tax credits amounted to $2,033,234. This included a write off of deferred development costs for an amount of $295,022 and clinical trials costs of $239,072, which were not repeated in 2002. Therefore, notwithstanding these amounts, the increase to
$2,146,137 is mainly attributable to an increase in the full-time personnel (3 additional employees) required to complete projects. During fiscal 2002, the department achieved the release of two versions, enhancing the functionalities of our product. The tax credit, which was accounted for as a reduction of research and development expenses, for 2001 included an amount of $414,357 related to the excess of the investment tax credits received over the amount that we initially estimated. In 2002, we began to account for our estimated refundable tax credit at the rate of 75% of the potential tax credit in comparison to 50% in the prior years based on our experience. The net amount recorded applicable for 2001 was $654,086 compared to $826,989 in 2002. The increase takes into account the nature of the projects, where more expenses qualified in the program.

Administrative

The expenses went from $1,114,862 in 2001 to $1,449,247 in 2002. The increase is primarily related to the engagement of a full-time chief financial officer position and a substantial increase in our insurance premium.

Selling and market development

The expenses increased from $1,563,620 in 2001 to $2,012,258 in 2002. This was mostly from the establishment of United States based personnel in March 2001, thus accounting for expenses for only a portion of the year. The United States based personnel account for most of the department's expenses. In 2002, three employees were added to this department.

                                       45

Customer support

Expenses increased from $97,094 to $425,768 in 2002. Prior to 2002, administrative staff performed some functions. This department was more formally established during fiscal 2002.

Other operating expenses/income

This section includes the technical showcase project, amortization of property, plant and equipment, amortization of patents, government grant and foreign exchange gain or loss. We incurred a net expense of $180,535 in 2002 compared to
$250,412 in 2001. The change is mostly explained by a foreign exchange gain of
$13,938 recorded in 2002 compared to a loss of $84,122 in 2001 resulting from variation in the US currency rate. The amortization of property, plant and equipment also increased from $166,290 in 2001 to $191,006 in 2002 as a result of the addition of assets during the period.

Net loss

After considering the above, our operating loss totalled $5,126,120 in 2002 compared to $3,771,112 in 2001.

Net financial expenses totalled $365,733 in 2002 compared to $101,074 in 2001.
The increase is explained by the amortization of deferred financing costs for an amount of $100,004 in 2002 ($0 in 2001). In addition, LMS completed a debt financing in 2001 whereby LMS paid interest for the full year in 2002 for an amount of $319,283 compared to $197,597 in 2001.

As a result, the net loss in 2002 was $5,491,853 ($1.46 per share) compared to
$3,872,186 ($1.48 per share) in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Summary of position

                              6 MONTHS      6 MONTHS
                                ENDED         ENDED        5 MONTHS      5 MONTHS     12 MONTHS      12 MONTHS      12 MONTHS
                              SEPTEMBER     SEPTEMBER       ENDED         ENDED         ENDED          ENDED          ENDED
                                 30,           30,        MARCH 31,     MARCH 31,    OCTOBER 31,    OCTOBER 31,    OCTOBER 31,
CASH FLOW USED IN               2004          2003           2004          2003          2003          2002            2001
  OPERATING ACTIVITIES            $             $             $             $             $              $              $
                             ----------------------------------------------------------------------------------------------------

Operating before net
  change in non-cash items    (3,950,765)   (2,654,835)  (2,227,967)   (1,871,170)    (4,701,186)    (4,767,376)     (3,332,583)
Net changes in non cash
  operating working capital
  items                          818,330     1,023,161    (489,496)     (836,812)         86,410      (120,702)        (50,011)
                             ----------------------------------------------------------------------------------------------------
Cash flow related to
  Operating activities        (3,132,435)   (1,631,674)  (2,717,463)   (2,707,982)    (4,614,776)    (4,888,078)     (3,382,594)
                             ----------------------------------------------------------------------------------------------------

In each period under review, we have used cash flow for our operations. The main reason explaining this utilization of cash comes from the losses incurred which were explained in the above section. The losses were adjusted for non-cash items which included amortization of assets in each period, bonus recorded as expenses in 2003 and 2002 for an amount of $329,378 and $430,000, respectively, which was paid in shares and write-off on deferred development costs of $295,022 in 2001.

                                       46

The variations in non-cash operating working capital items are explained by the following factors:

September 30, 2004

The increase of $818,330 is mostly the result of the receipt of the federal portion of the investment tax credits for an amount of $550,000 and an increase in accounts payable for an amount of $300,000.

September 30, 2003

The increase of $1,023,161 is mostly explained by the collection of the investment tax credits which resulted in an increase of $525,000, the collection of other accounts receivable for $100,000 and an increase in accounts payable for $350,000.

March 31, 2004

The reduction of $489,496 is explained by the payment in the current period for expenses to be incurred in the following period for an amount of $680,00 which increased the prepaid expenses, the increase in the investment tax credit receivable for an amount of $357,000. This reduction was partly offset by the reduction of the accounts receivable by $266,000, the increase in the accounts payable by $94,000 and in the deferred revenue by $187,000.

March 31, 2003

The reduction of $836,812 is mostly explained by the increase in the investment tax credit receivable for an amount of $315,000, and a reduction in accounts payable by $360,000.

October 31, 2003, 2002 and 2001

No significant items explained the variations during these periods.

In 2004, cash used in our operating activities is mainly explained by our net loss of $2,272,139 and by a negative net change in non cash operating working capital of $489,496 mainly due to fees and costs paid in advance in connection with the subsequent reverse takeover transaction and issuance of our capital stock. In 2003, 2002 and 2001, it is mainly explained by our net loss after considering non cash items which include amortization of assets of $248,916,
$294,477 and $168,598 in 2003, 2002 and 2001, respectively, bonus to be paid in shares of $329,378 in 2003 and $430,000 in 2002 and write off of deferred development costs of $295,022 in 2001.

Investing Activities

Our investing activities consist of the acquisition of property, plant and equipment required for our activities, which amounted to $141,050 for the
6-month period ending September 30, 2004 compared to $12,849 for the same period the prior year and $50,014 for the period ending March 31, 2004 compared to
$22,294 for the same period the prior year. For the year ending October 31, 2003 we acquired $35,906 of these assets compared to $157,838 in 2002 and $200,265 in
2001. This excludes acquisitions financed by capital leases which totalled
$49,117 and $68,359 in 2004 and 2003, respectively.

In 2001, it also includes the acquisition of short-term investments for $50,000 consisting of term deposit that we were required to have in connection with our bank agreements.

                                       47

Financing Activities

To date, we have financed our operations, technology development, patent filings and capital expenditures primarily through issuance of shares and issuances of convertible notes by way of private placements, with the receipt of investment tax credits earned on eligible expenditures, by loans and promissory notes from financial institutions and by capital leases. Since our inception, we have raised gross proceeds in excess of $41 million from equity-based financings including $12 million raised subsequent to the end of the five-month fiscal period ended March 31, 2004 and $1 million as part of the reverse takeover transaction.

As of March 31, 2004, we had cash and cash equivalents and short-term investments amounting to $1,481,123 compared to $17,719 as of October 31, 2003.
As of September 30, 2004 we had cash and cash equivalents of $10,874,684.

During the 6 month-period ending September 30, 2004, we have completed an equity financing whereby we raised gross proceed of $12,000,000. Some options and warrants were also exercised raising an additional $623,131. A total amount of
$749,950 was also paid in connection with that share issuance. Furthermore, in completing the reverse takeover transaction, we raised $958,432 for which we paid fees of $148,816. We also repaid long-term debt for an amount of $15,751.
For the same period last year, we have issued capital stock for an amount of
$1,378,829 and repaid long-term debt for an amount of $371,680.

During the five-month period ended March 31, 2004, we issued unsecured non-interest bearing convertible debentures for net proceeds of $5,315,302.
Subsequent to the end of the period, these debentures were converted into 300
Common Shares for each $1,000 principal amount of convertible debentures. In
2003, we raised $6,855,163 net by issuing convertible preferred shares and warrants. In 2004, we used $1,112,141 out of these proceeds to repay the majority of our long-term debt ($3,045,665 in 2003). Consequently the net cash flows generated by our financing activities totalled $4,203,161 for the 5-month period ended March 31, 2004 compared to $4,634,498 in 2003. The remainder of the proceeds has been used to provide liquidities necessary to support our operating activities.

The convertible preferred shares of LMS issued in 2003 included an annual cumulative dividend of 18% payable in shares of the same category. Prior to
October 31, 2003, shareholders approved that these securities and accumulated dividends in the amount of $907,227 be converted into common shares of LMS. In connection with this conversion, it was approved on November 14, 2003 to decrease the exercise price of our warrants from $14.50 to $8.75 per share.
Following this decision, we revalued the fair value of these warrants to
$1,005,500 and accounted for as a reduction of value attributed to common shares of LMS issued in connection with the conversion of the preferred shares.

As of October 31, 2002, we had cash and cash equivalents and term deposits amounting to $33,903 compared to $4,010,849 as at October 31, 2001.

During the year ended October 2002, we increased the long-term debt and loan payable by $1,419,467 and the bank loan by $275,000 while in 2001, we increased our long-term and loan payable by $2,383,050. In 2002, the issuance of capital stock and convertible debentures were nil while in 2001, they amounted to
$5,306,250 and $750,000 respectively with issuance costs of $858,106. In 2002, we repaid $625,497 of long-term debt and note payable in comparison to $219,378 in 2001. Consequently, the net cash flows generated by our financing activities totalled $1,068,970 in 2002 compared to $7,361,816 in 2001.

                                       48

As at September 30, 2004, we had no debt other than obligations under capital leases, which totalled $79,012 and are repayable over the next 5 years. Our other operating obligations originating from our operating leases are as follows:

              Less than 1 year                       $200,126
              1 to 3 years                           $466,529
                                                     --------
              Total                                  $666,655

We have entered into a license agreement with a third party in connection with databases to be used within our CALM(TM) software. The license agreement provides us with a non-transferable, non-exclusive license to use the third party database until June 2005. The agreement will renew automatically for one or more successive one year terms unless written notice of termination is received by the other party at least 30 days prior to the end of the then current one year term. In exchange for right to use the third party data base, and to incorporate such third party data base in our CALMTM software, we are required to pay the third party a royalty equal to 7.5% of the revenues we earn.

We may require additional financing to grow and expand our operations and plan to raise funds from time to time. Funding requirements may vary depending on a number of factors including the progress of our research and development program, the establishment of collaborations, the development of the international sector, and penetration rates in the North American and United
Kingdom markets.

We expect to continue to incur operating losses as we focus on the integration of our system with those of our distributors, commercialization of a new product at the end of fiscal 2005 and a new release of the CALM(TM) View system during the year. Based on current plans, it is anticipated that total expenses will increase during fiscal 2005 as a result of the integration of our system with those of our distributors, commercialization of a new product at the end of fiscal 2005 and a new release of the CALM(TM) View system during the year. We believe we have sufficient resources to fund operations through fiscal 2005 and through December 2005. However, in light of the inherent uncertainties associated with the regulatory approval process and our ability to secure sales and additional distribution agreements, further financing may be required to support our operations in the future.

When additional funds are required, potential sources of financing include strategic relationships and public or private sales of our Common Shares. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when the need arises on terms that will be acceptable to us. If funds are raised by issuing additional Common
Shares, or other securities convertible into our Common Shares, the ownership interests of our existing shareholders will be diluted. If we are unable to obtain financing when required, we will not be able to carry out our business plan, including marketing and distribution initiatives. We would have to significantly limit our operations and business, and our financial condition and results of operations would be materially harmed.

                                       49

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS AND SENIOR MANAGEMENT

The members of our Board of Directors and our senior management, including a brief biography of each are as follows:

Benoit La Salle, CA - Chairman since March 31, 2004

Benoit La Salle is a chartered accountant and member of the Canadian Institute of Chartered Accountants and the Order of Chartered Administrators of Quebec. He
holds a Commerce degree from McGill University and a Masters of Business
Administration from IMEDE, Switzerland. In 1980, he founded Grou La Salle &
Associes, Chartered Accountants. Mr. La Salle is currently Chairman and Chief
Executive Officer of Semafo Inc. and serves on other boards of public companies, including amongst others, Afcan Mining Corporation, Pebercan Inc., Vasogen Inc.,
and ART Advanced Research Technologies Inc.

Diane Cote - Director since March 31, 2004

Diane Cote is our President, Chief Executive Officer and one of our Directors.
Ms. Cote is responsible for developing strategic and operating plans for our future growth and profitability. We have employed Ms. Cote on a full-time basis since October 2001. She had a 17-year career with IBM where she held various positions acquiring information technology, marketing and corporate experience.
As Vice-President for Business Development and a Partner of Innovitech, a
Montreal based management consulting firm for the last 10 years, Ms. Cote has been actively involved in strategic planning and development, with special focus on the positioning of innovative technologies. Ms. Cote is a board member of the
Association of Health Technologies Industry (AITS), of Innovitech and of the
University of Montreal's Faculty of Continuing Education.

Elaine Beaudoin, CA - Director since March 31, 2004

Elaine Beaudoin is a chartered accountant and a member of the Quebec Order of
Chartered Accountants and the Canadian Institute of Chartered Accountants. From
1989 to 1998, she held the position of Chief Executive Officer of Unifix Inc, a
Quebec-based manufacturer of concrete panels. Ms. Beaudoin serves on the boards of several institutions, private and public companies including, the Canam Manac
Group Inc., Hebdo Litho Inc. and Lower Canada College.

Yves Grou, CA

Yves Grou is our full-time Chief Financial Officer and Secretary. Mr. Grou is responsible for all financial matters including budget, revenue projections and management, investor advisory, cost control and procedures, legal compliance, audit, pricing and other related functions. He graduated from McGill University in 1976. Mr. Grou worked at Arthur Young Clarkson Gordon (known as Ernst &
Young) before founding Grou La Salle & Associes, Chartered Accountants. Since
1996, Mr. Grou, in addition to his accountancy position at Grou La Salle &
Associes, held the position of Chief Financial Officer for various private and public technology companies.

                                       50

Emily Hamilton, MDCM, FRCSC

Emily Hamilton, MDCM, FRCSC, is our Vice-President, Medical Research. She is the
founder of the CALM(TM) technology and responsible for Medical Research, which department is responsible for designing and carrying out the research to develop the decision support tools and measure their efficacy. She has been a full-time employee since 1996. Dr. Hamilton is an Associate Professor of Obstetrics and
Gynecology, Faculty of Medicine, McGill University holding over 18 years experience as a practicing obstetrician. During her academic tenure, she has held various appointments, including Director of the Residency Education Program in obstetrics and gynecology, Director of Perinatology, as well as having served on numerous National Task Forces defining Clinical Guidelines for best practices.

Andre Berard - Director since April 17, 2004

Andre Berard spent over four decades with the National Bank of Canada where his career culminated in service as Chief Executive Officer and most recently
Chairman of the Board. Mr. Berard also serves on a number of other boards of public companies, including amongst others, BCE Inc., Saputo Inc., Kruger Inc.
and Noranda Inc. Mr. Berard is a member of the Conseil des gouverneurs associes of the Universite de Montreal, the Jeune Chambre de commerce de Montreal, and the Chambre de commerce du Quebec. Mr. Berard has received two honorary doctorates from leading Canadian universities, and is an Officer of the Order of
Canada, an Officer of the Ordre national du Quebec, and has received the Ordre de Saint-Jean.

Terrance H. Gregg - Director since April 29, 2004

Terrance Gregg recently retired as President of Medtronic MiniMed, a world leader in diabetes management systems. Mr. Gregg was instrumental in Medtronic's
US$3.4 billion acquisition of MiniMed, Inc. in 2001. Mr. Gregg became President and Chief Operating Officer of MiniMed Inc. in 1996. He also served in executive positions with Smith & Nephew plc., a diversified healthcare product company, and Allergan, Inc., a leading ophthalmic device and pharmaceutical company. Mr.
Gregg currently serves as Chairman of the Health Advisory Board of the School of
Policy, Planning and Development at the University of Southern California and as
a member of the board of the Southern California Biomedical Council. Mr. Gregg
serves on the boards of Amylin Pharmaceuticals Inc., Ocular Sciences Inc. and
Specialty Laboratories.

Harry G. Hohn - Director since May 11, 2004

Harry Hohn spent four decades at New York Life Insurance Company having retired as Chairman of the Board and Chief Executive Officer of the company in 1997.
During his tenure, New York Life grew to $120 billion in assets and $25 billion in revenue. Born in New York City, Mr. Hohn holds a Bachelor of Science degree from New York University, a Master of Laws degree from New York University
Graduate School of Law, and a Doctor of Law degree from Fordham University
School of Law, where he was editor of the Fordham Law Review. Mr. Hohn has served, amongst others, as Chairman of the Board of the American Council of Life
Insurance, the Life Insurance Council of New York, the National AIDS Foundation
and The Foundation for Independent Higher Education and the International Center
for the Disabled.

Timothy S. Betts

Timothy S. Betts leads our Product Development team. Mr. Betts is responsible for establishing and leading the department in producing high quality software products that are compliant with medical device regulations. He has been employed by our Company, on a full-time basis, since April 2002.

                                       51

Holding a Bachelor of Science degree in Computer Science, Mr. Betts is focused on software engineering environments regulated by the United States Food and
Drug Administration. Mr. Betts' prior corporate experience has been in software engineering and development management at IBM, GE-Marquette and Hill-Rom in the
United States where he resides.

BUSINESS MANAGEMENT

Diane Cote - President, Chief Executive Officer and Director - Diane Cote
directs our overall business management (see "Directors and Senior Management"
under this item).

Yves Grou, CA - Chief Financial Officer and Secretary - Yves Grou participates in our financial management and accounting practices (see "Directors and Senior
Management" under this item).

SCIENTIFIC MANAGEMENT

Emily Hamilton, Vice-President Medical Research - Emily Hamilton, MDCM, FRCSC,
is responsible for designing and carrying out the research to develop the decision support tools and measure their efficacy (see "Directors and Senior
Management" under this item).

B.   COMPENSATION

No compensation of any kind was paid to our directors and officers during the
5-month period ended March 31, 2004 and the year ended October 31, 2003, except as set out below:

                           SUMMARY COMPENSATION TABLE

NAME AND                                                                               SECURITIES UNDER        ALL OTHER
PRINCIPAL POSITION                      YEAR(1)          SALARY          BONUS(2)         OPTION (4)        COMPENSATION(5)
                                                            $               $                 ($)                 ($)
------------------------------------------------------------------------------------------------------------------------------

Diane Cote                               2004              75,000           -                 NIL                   NIL
   President and                         2003             180,000         69,750           51,350                14,950
   Chief Executive Officer
------------------------------------------------------------------------------------------------------------------------------
Yves Grou                                2004              75,000(3)        -                 NIL                   NIL
   Chief Financial Officer               2003             180,000(3)      41,850              NIL                 4,650
------------------------------------------------------------------------------------------------------------------------------
Timothy S. Betts                         2004              75,000           -                 NIL                   NIL
   Product Development Lead              2003             180,000         42,525            5,000                 8,987
------------------------------------------------------------------------------------------------------------------------------
Emily Hamilton                           2004              62,500           -                 NIL                   NIL
   Vice-President,                       2003             150,000         33,750           30,044                 9,420
   Medical Research
------------------------------------------------------------------------------------------------------------------------------

(1)  The compensation shown for 2004 covers the period from November 1, 2003 to
     March 31, 2004.
(2)  The bonuses were declared under the bonus plan approved for the year
     2002-2003. The bonuses were paid in Class B non-voting shares of LMS, after giving effect to the capital transaction. For a description of the capital transaction, see "Item 4 - History and Development of our Company -
     Acquisition of LMS".
(3)  This amount represents consulting fees paid to BridgeCapital International
     Inc. which is a related party.

(4)  Options exercisable at price ranging from $3.69 to $4.62.
(5)  In lieu of bonuses for the years 2001, 2002 and 2003 LMS issued common shares at a deemed price ranging from $9.00 to $12.50 (prices are prior to the reverse takeover transaction).

                                       52

Diane Cote

Diane Cote, our President and Chief Executive Officer, is employed pursuant to a written employment contract entered into as of October 9, 2001. The contract provides for a base compensation of $180,000 and a performance bonus payable upon the achievement of corporate objectives as agreed upon. The agreement also contains certain non-competition and non-disclosure provisions and is subject to certain termination provisions. In the event that her employment is terminated as a direct consequence of a change of control, Ms. Cote is entitled to receive a 24-month indemnity based on the remuneration package and bonus for the previous year.

Yves Grou

Yves Grou, our Chief Financial Officer, is compensated through management fees paid to BridgeCapital International Inc. We paid management fees to
BridgeCapital International Inc. of $75,000 for the five-month period ended
March 31, 2004 and $180,000 for the year ended October 31, 2003. Benoit La
Salle, a member of our Board of Directors, is also a director of Bridge Capital
International Inc.

Emily Hamilton

Emily Hamilton, our Vice-President, Medical Research, is employed pursuant to a written employment contract entered into on September 9, 1996. The contract provides for a base compensation of $115,000 (currently $150,000) and a performance bonus payable upon the achievement of personal goals and corporate objectives as agreed upon. The agreement also contains certain non-competition and non-disclosure provisions and is subject to certain termination provisions.

Timothy S. Betts

Timothy Betts, our Product Development Lead, is employed pursuant to a written employment contract entered into on March 1, 2002. The contract provides for a base compensation of US$135,000 and a performance bonus payable upon the achievement of personal goals and corporate objectives as agreed upon. The contract provides for payment of an amount equal to 75% of Mr. Betts' yearly basic salary (less certain amounts) if Mr. Betts resigns as a result of (i) a change-in-control of our Company, (ii) our Company's development department is outsourced and an equivalent position cannot be offered to Mr. Betts, or (iii)
certain other officers of our Company resign and we either changes our business plan or delays development of our products or marketing plans. The agreement also contains certain non-competition and non-disclosure provisions and is subject to certain termination provisions.

In addition, each of the persons set out above is entitled to participate in our bonus plan and stock option plan. Our bonus plan is described under "C. Board
Practice - Report on Executive Compensation - Annual Bonus" and our stock option plan is described under "C. Board Practice - Report on Executive Compensation -
Stock Options" and "B. Compensation - 2004 Stock Option Plan".

We do not provide any cash compensation for our directors who are also officers for their services as directors but our directors are entitled to participate in our stock option plan.

Each of our directors, other than Diane Cote, was granted options to purchase
25,000 of our Common Shares at a price of $4.00 per share and an expiry date of
March 31, 2009.

No pension, retirement fund and other similar benefits have been set aside for our officers and directors.

                                       53

2004 STOCK OPTION PLAN

At our last annual meeting of shareholders of LMS Medical Systems Inc. held on
September 15, 2004, our shareholders confirmed the establishment of our 2004
Stock Option Plan. The objectives of our compensation policies and programs are to recruit and retain directors and employees of a high calibre by offering compensation that is competitive with that offered for comparable positions in other healthcare technology companies across North America, and to align directors and employees' interests with the long-term interest our shareholders and our intermediate and long-term objectives. The 2004 Stock Option Plan is an integral part of achieving these objectives as it provides our directors and employees and our subsidiaries, as well as other persons who provide ongoing consulting services to us and to our subsidiaries, with the opportunity to participate in our growth and development.

Our 2004 Stock Option Plan was first approved by our Board of Directors on March
31, 2004.

We currently have granted options under the 2004 Stock Option Plan to purchase a maximum of 925,465 of our Common Shares, representing 6.5% of the number of our
Common Shares issued and outstanding. We have reserved for issuance under our
2004 Stock Option Plan a maximum of 2,149,942 of our Common Shares (925,465 of which have been granted as described above), representing approximately 15% of the number of our Common Shares currently issued and outstanding. For clarity, the 2,149,942 options that may be granted under our 2004 Stock Option Plan will not be granted immediately, but rather are anticipated to be granted over the next several years to achieve the objectives of our compensation programs as described above and to meet our needs as we grow.

Pursuant to the terms of our 2004 Stock Option Plan, our Board of Directors is
authorized to grant to our directors, officers and employees and our subsidiaries, as well as to other persons who provide ongoing management or consulting services to us or to our subsidiaries, options to acquire our Common
Shares at such prices as may be fixed at the time of grant, provided however, that the option exercise price shall not be less than the closing sale price of our Common Shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. If there is no closing price on such date, then the exercise price shall not be less than the simple average of the closing bid and ask prices for the Common Shares on the Toronto Stock Exchange on such date.
Options granted under our 2004 Stock Option Plan shall be non-assignable and non-transferable, and shall have a maximum term of 10 years.

C.   BOARD PRACTICES

Each of our directors will hold office until the next annual meeting of our shareholders in 2005 or until his successor is duly elected, unless prior thereto the director resigns or the director's office becomes vacant by death or other cause. None of our directors has a service contract with the Company providing benefits upon termination of their employment as a director.

CHARTER

The text of our Audit Committee is attached as Exhibit 10b to this amended registration statement.

COMPOSITION OF THE AUDIT COMMITTEE

Our Audit Committee is comprised of Elaine Beaudoin, Andre Berard and Benoit La
Salle.

                                       54

RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE MEMBERS

Elaine Beaudoin, CA

Elaine Beaudoin is a chartered accountant and a member of the Quebec Order of
Chartered Accountants and the Canadian Institute of Chartered Accountants. From
1989 to 1998, she held the position of Chief Executive Officer of Unifix Inc, a
Quebec based manufacturer of concrete panels. Ms. Beaudoin serves on the boards of several institutions and private and public companies, including the Canam
Manac Group Inc., Hebdo Litho Inc. and Lower Canada College.

Andre Berard

Andre Berard spent over four decades with the National Bank of Canada where his career culminated in service as Chief Executive Officer and most recently
Chairman of the Board. Mr. Berard also serves on a number of other boards of public companies, including amongst others, BCE Inc., Saputo Inc., Kruger Inc., and Noranda Inc. Mr. Berard is a member of the Conseil des gouverneurs associes of the Universite de Montreal, the Jeune Chambre de commerce de Montreal, and the Chambre de commerce du Quebec. Mr. Berard has received two honorary doctorates from leading Canadian universities, and is an Officer of the Order of
Canada, an Officer of the Ordre national du Quebec, and has received the Ordre de Saint-Jean.

Benoit La Salle, CA

Benoit La Salle is a chartered accountant and member of the Canadian Institute of Chartered Accountants and the Order of Chartered Administrators of Quebec. He
holds a Commerce degree from McGill University and a Masters of Business
Administration from IMEDE, Switzerland. In 1980, he founded Grou La Salle &
Associes, Chartered Accountants. Mr. La Salle is currently Chairman and Chief
Executive Officer of Semafo Inc. and serves on other boards of public companies, including amongst others, Afcan Mining Corporation, Pebercan Inc., Vasogen Inc.,
and ART Advanced Research Technologies Inc.

COMPOSITION OF THE COMPENSATION COMMITTEE

Our Compensation Committee is comprised of Terrance H. Gregg, Harry G. Hohn and
Benoit La Salle.

REPORT ON EXECUTIVE COMPENSATION

Our Compensation Committee is charged with the responsibility of reviewing our compensation policies and practices, the compensation of officers (including our chief executive officer) and succession planning. As appropriate, recommendations regarding these issues are made to our Board of Directors. Our
Compensation Committee consists of three directors.

The objectives of our compensation policies and programs for executive officers are to:

(a)  motivate and reward executive officers for the achievement of corporate and functional objectives;

(b)  recruit and retain executive officers of a high caliber by offering compensation that is competitive with that offered for comparable positions in other medical technology companies; and

                                       55

(c)  align the interests of the executive officers with the long-term interests of our shareholders and our intermediate and long-term objectives.

Our Compensation Committee endeavors to position its executive compensation near the mean of the range of compensation levels for comparable companies. The comparative companies have historically been other Canadian healthcare technology companies at a similar stage of development. Independent surveys are also used to provide compensation data for comparable knowledge, skills and expertise. Our compensation policies and programs for executive officers currently consist of base salary, annual incentive bonus and other customary employment benefits. The relative emphasis of the two main components of the annual compensation of executives is approximately 75% base salary and 25%
annual bonus. Total compensation of our executive officers is reviewed on an annual basis.

Base Salary

In determining base salary for each executive officer, our Compensation
Committee considers the executive's experience and position. Our Compensation
Committee also utilizes industry compensation surveys provided by independent organizations and data from the comparative group described above. Salaries for executive officers also take into account the recommendations of our chief executive officer or, in the case of our chief executive officer, the recommendation of the chairman of our Compensation Committee.

Annual Bonus

Prior to the beginning of each fiscal year, our Board of Directors approves annual corporate objectives, and these, along with personal performance objectives, are reviewed at the end of the year for the purpose of determining annual bonuses. Annual assessments of senior management also evaluate other performance measures, including the promotion of teamwork, leadership and the development of individuals responsible to the applicable officer. Our chief executive officer's annual bonus is to be weighted 100% on the achievement of corporate objectives, and the annual bonus of the other executive officers is weighted 50% on the achievement of corporate objectives and 50% on the achievement of individual objectives. Based on an assessment by our Board of
Directors, we achieved 40% of our corporate objectives in fiscal 2003. Our corporate objectives for fiscal 2003 primarily focused on performance associated with the advancement of our clinical development programs, with other performance objectives being related to the development of our product pipeline and our intellectual property portfolio, our ability to operate within budget and certain other corporate priorities. The maximum bonus payable as a percentage of base salary to our chief executive officer and to the other executive officers is 50%. In order to calculate the bonus payable, the individual's weighted average performance assessment is multiplied by the maximum bonus percentage and by the individual's base salary.

Stock Options

A portion of executive compensation is also directly aligned with growth in share value. In reviewing option grants, our Compensation Committee considers the number of options already held by an individual. Stock options may be awarded to executive officers at the commencement of their employment, annually on meeting corporate and individual objectives and from time to time by our
Compensation Committee based on regular assessments of the compensation levels of comparable companies. An executive officer may earn an annual option grant on a basis similar to that described above under "Annual Bonus," with similar weightings applied to the achievement of corporate objectives and individual objectives.

                                       56

D.   EMPLOYEES

In addition to the individuals disclosed in "A. Directors and Senior Management"
of this item, we have a staff of 22 research scientists, technicians and staff dedicated solely to our research and development and commercialization activities as well as a staff of 14 dedicated to our marketing, distribution and customer support efforts.

FISCAL YEAR ENDED                CANADA        UNITED STATES        TOTAL
------------------------------------------------------------------------------
March 31, 2004                     33                7                40
------------------------------------------------------------------------------
October 31, 2003                   32                6                38
------------------------------------------------------------------------------
October 31, 2002                   29                7                36
------------------------------------------------------------------------------
October 31, 2001                   27                3                30
------------------------------------------------------------------------------

E.   SHARE OWNERSHIP

With respect to the persons referred to above in "B. Compensation" of this item, the following table discloses the number of Common Shares (each share possessing identical voting rights) held and the percentage of Common Shares outstanding held by those persons at November 24, 2004.

                                                                  PERCENT OF
           NAME                  TITLE         NO. OF SHARES  SHARES OUTSTANDING
--------------------------------------------------------------------------------
Benoit La Salle(1)   Chairman of the Board        235,749                 1.5%
--------------------------------------------------------------------------------
Diane Cote           President and Chief           40,474         less than 1%
                     Executive Officer and
                     Director
--------------------------------------------------------------------------------
Yves Grou(1)(2)      Chief Financial Officer      253,338                 1.6%
                     and Secretary
--------------------------------------------------------------------------------
Emily Hamilton       Vice-President, Medical      305,434                 1.9%
                     Research
--------------------------------------------------------------------------------
Timothy S. Betts     Product Development           24,330         less than 1%
                     Lead
--------------------------------------------------------------------------------
Harry G. Hohn        Director                      95,000         less than 1%
--------------------------------------------------------------------------------
Terrance H. Gregg(3) Director                      99,216         less than 1%
--------------------------------------------------------------------------------

(1)  Mr. LaSalle and Mr. Grou own together 235,749 Common Shares, held through
     PGL Capital Inc. in which they jointly have a 100% controlling interest and through BridgeCapital International Inc. in which they jointly have an 80%
     controlling interest.

(2)  Mr. Grou owns 17,589 Common Shares directly.

(3)  Held by Gregg Family Trust.

                                       57

INCENTIVE STOCK OPTIONS

The following table discloses the stock options beneficially held by the aforementioned persons, at November 24, 2004. The stock options are for the purchase of our Common Shares.

NAME OF PERSON    NUMBER OF SHARES     EXERCISE PRICE PER SHARE   EXPIRY DATE
                  SUBJECT TO ISSUANCE             ($)
--------------------------------------------------------------------------------
Elaine Beaudoin            5,415                 4.62           January 31, 2007
                          25,000                 4.00             March 31, 2009
--------------------------------------------------------------------------------
Andre Berard              25,000                 4.00             March 31, 2009
--------------------------------------------------------------------------------
Timothy Betts             13,536                 4.62              March 1, 2007
                          19,964                 4.28              June 14, 2009
--------------------------------------------------------------------------------
Diane Cote                 1,624                 3.69           February 9, 2005
                           2,030                 3.69          February 16, 2006
                         135,364                 4.62            October 9, 2006
                         210,982                 4.28              June 14, 2009
--------------------------------------------------------------------------------
Terrance H. Gregg         25,000                 4.00             March 31, 2009
--------------------------------------------------------------------------------
Emily Hamilton             5,287                 3.69           February 9, 2005
                           3,909                 3.69          February 16, 2006
                          66,328                 4.62           January 31, 2007
                          66,188                 4.28              June 14, 2009
--------------------------------------------------------------------------------
Harry G. Hohn             25,000                 4.00             March 31, 2009
--------------------------------------------------------------------------------
Benoit La Salle            8,122                 4.62           January 31, 2007
                          25,000                 4.00             March 31, 2009
--------------------------------------------------------------------------------
Yves Grou                200,000                 4.28              June 14, 2009
--------------------------------------------------------------------------------

We have established the 2004 Stock Option Plan, which was confirmed by our shareholders at a meeting of our shareholders held on September 15, 2004, for our directors, key officers, employees and consultants.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

As of November 22, 2004 and based on public filings, the following table sets forth the ownership of our Common Shares, warrants to purchase our Common Shares and options to purchase our Common Shares by each person known by us to own more than 5% of our issued and outstanding Common Shares:

                                                                       SHARES
                         NO. OF     SHARES      NO. OF     NO. OF   OUTSTANDING
NAME                     SHARES   OUTSTANDING   WARRANTS   OPTIONS    (DILUTED)
CDS & Co.(1)           9,141,923    58.54%           -         -        58.54%
Business Development   1,674,685    10.72%     444,631(2)  1,083(3)      13.1%
Bank of Canada

(1)  Brokerage clearinghouse; the ultimate beneficial owners of these shares are not known to our Company.
(2)  Warrants have an exercise price of $3.23 and expiry dates ranging from
     April 11, 2005 to January 18, 2008.
(3)  Options have an exercise price of $3.69 and expiry dates ranging from
     February 9, 2005 to February 16, 2006.

Our major shareholders, as set forth in the table above, have the same voting rights as all other holders of our Common Shares.

                                       58

As at November 22, 2004, there were 34 shareholders of record in the United
States holding a total of 2,129,707 of our Common Shares representing 13.63% of our issued and outstanding Common Shares.

To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another company, by any foreign government or by any other natural or legal person severally or jointly.

As at November 24, 2004, the total number of our issued and outstanding Common
Shares beneficially owned by our directors and officers as a group was 793,462
(or 5.0% of our Common Shares).

To the best of our knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control.

B.   RELATED PARTY TRANSACTIONS

Other than as set out below and in Note 12 to the audited consolidated financial statements of LMS, our management is not aware of any material interest, direct or indirect, of any of our directors or officers, any person beneficially owning, directly or indirectly, more than 10% of our voting securities, or any associate or affiliate of any such person in any transaction within the last three years or in any proposed transaction which in either case has materially affected or will materially affect us or our subsidiaries.

LMS was acquired by our Company by way of a capital transaction. Pursuant to the terms of the transaction, we acquired 99.98% of the issued and outstanding shares of LMS in exchange, after giving effect to the 20 for 1 share consolidation, for 10,897,434 of our Common Shares, at a deemed price for regulatory purposes of $4.00 per share for aggregate consideration of
$43,589,736. Pursuant to the terms and conditions of an agreement dated October
7, 2004, we have acquired the 0.02 percent of the issued and outstanding shares of LMS that we did not own. LMS is now our wholly-owned subsidiary. In addition, we acquired all of the issued and outstanding warrants and options of LMS in exchange for warrants and options to purchase our Common Shares. The transaction was negotiated entirely at arm's length. As a result of the share exchange, control of our Company passed to the former shareholders of LMS. Under this capital transaction, we are considered to be a continuation of the operations formerly carried on by LMS.

We enter into transactions in the normal course of business with Bridge Capital
International Inc. LMS paid management fees to BridgeCapital International Inc., in consideration for BridgeCapital International Inc. making the services of
Yves Grou available to LMS in his capacity as its Chief Financial Officer, amounting to $75,000 for the five-month period ended March 31, 2004 and
$180,000, year ended October 31, 2003. Benoit La Salle, a member of our Board of
Directors, is also a director of Bridge Capital International Inc.

C.   INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

                                       59

ITEM 8 - FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS OR OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

Attached hereto are: (1) the consolidated financial statements of LMS, the accounting acquirer, as at March 31, 2004 and October 31, 2003 and for the
5-month period ended March 31, 2004 and the years ended October 31, 2003, 2002 and 2001, audited by Ernst & Young LLP, Chartered Accountants. The consolidated financial statements including related notes are accompanied by auditors'
reports; (2) our unaudited interim consolidated financial statements as at
September 30, 2004; and (3) our financial statements as at March 31, 2004 and for the 4-month period then ended, audited by Ernst & Young LLP. The financial statements, including related notes, are accompanied by auditors' reports.

LEGAL PROCEEDINGS

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability. There are no legal proceedings to which we are a party, nor to the best of the knowledge of our management are any such legal proceedings contemplated.

DIVIDEND POLICY

We have not paid dividends in the past and we have no present intention of paying dividends on our shares as we anticipate that all available funds will be invested to finance the growth of our business. Our directors will determine if and when dividends should be declared and paid in the future based upon our financial position at the relevant time. All of our Common Shares are entitled to an equal share of any dividends declared and paid.

B.   SIGNIFICANT CHANGES

Since September 30, 2004, the date of our most recent interim financial statements, no significant changes have occurred.

ITEM 9 - THE OFFERING AND LISTING

A.   OFFER AND LISTING DETAILS

Our Common Shares are listed on the Toronto Stock Exchange. Prior to April 22,
2004, our Common Shares were listed on the TSX Venture Exchange. The following table sets forth, for the periods indicated, the reported high and low closing prices and the aggregate volume of trading for our Common Shares on the TSX
Venture Exchange prior to April 21, 2004 and on the Toronto Stock Exchange after
April 22, 2004. The last reported sale price of our Common Shares on November
24, 2004 on the Toronto Stock Exchange was $4.55.

                                       60

                          TSX VENTURE EXCHANGE/TORONTO STOCK EXCHANGE(3)
CALENDAR 2004:          CLOSE(4)      HIGH         LOW          VOLUME(5)
February(1)(2)            0.30        0.30         0.30           31,500
March(2)                  0.30        0.30         0.29          165,170
April                     4.40        6.75         4.00          111,180
May                       4.20        4.70         4.11          204,070
June                      4.28        4.30         4.25          869,400
July                      4.30        4.40         4.19          311,400
August                    3.60        4.17         3.53          165,100
September                 4.83        5.00         3.65          805,700
October                   4.70        4.90         4.68          242,700

(1)  Commenced trading on February 26, 2004.
(2)  Prior to the consolidation of our Common Shares on a 20 to 1 basis on March
     31, 2004.
(3)  Prior to April 22, 2004, our Common Shares were listed on the TSX Venture
     Exchange.
(4)  The closing price of our Common Shares on the last trading day of each month presented.
(5)  Aggregate trading volume of our Common Shares for each month presented.

B. MARKETS

Our Common Shares are listed on the Toronto Stock Exchange. Prior to April 22,
2004, our Common Shares were listed on the TSX Venture Exchange. We completed our initial public offering (as a Capital Pool Company) by way of a prospectus dated January 7, 2004. Our Common Shares were listed on the TSX Venture Exchange on February 16, 2004, the date that we announced our intention to acquire all of the issued and outstanding securities of LMS.

Our Common Shares are not currently trading on any United States stock exchange or over-the-counter market, and accordingly, there is currently no public market for our Common Shares in the United States.

We have applied for admission to the American Stock Exchange. The listing of our
Common Shares will be subject to our Company satisfying all of the conditions of the American Stock Exchange, of which there can be no assurance.

ITEM 10 - ADDITIONAL INFORMATION

A.   SHARE CAPITAL

We are authorized to issue an unlimited number of Common Shares without par value. At September 30, 2004, 14,499,260 (at November 24, 2004, 15,791,260) of
our Common Shares were issued and outstanding as fully paid and non-assessable.
Our Common Shares are listed for trading on the Toronto Stock Exchange under the symbol "LMZ". The holders of our Common Shares are entitled to dividends, if, as and when declared by our Board of Directors, to one vote per share at meetings of our shareholders and upon liquidation, to receive such assets as are distributable to the holders of our Common Shares.

FINANCING ACTIVITIES

On August 8, 2003, Trophy Capital Inc. issued 66,666 Common Shares to seed investors at a price of $1.50 per share for total proceeds of $100,000.

On January 28, 2004, Trophy Capital Inc. completed its initial public offering selling 333,333 Common Shares for gross proceeds of $1,000,000.

                                       61

On March 31, 2004, after giving effect to a 20 for 1 share consolidation, the total number of shares amounted to 399,999 Common Shares.

On March 31, 2004, 6,345 Common Shares were issued to a consultant in payment of fees.

On March 31, 2004, stock options were exercised for 40,000 Common Shares for cash consideration of $120,000.

On April 1, 2004, we completed our acquisition of LMS by acquiring 99.98% of the issued and outstanding common shares of LMS and all of the issued and outstanding warrants and options of LMS on April 1, 2004 in exchange for the issuance, after giving effect to a 20 for 1 share consolidation, of 10,897,434
Common Shares at a deemed price of $4.00 per share for aggregate consideration of $43,589,736. Pursuant to the terms and conditions of an agreement dated
October 7, 2004, we have acquired the 0.02 percent of the issued and outstanding shares of LMS that we did not own. LMS is now our wholly-owned subsidiary. A private placement of 3,000,0000 Common Shares at $4.00 for total gross proceeds of $12,000,000 was completed in April 2004.

STOCK OPTIONS AND SHARE PURCHASE WARRANTS

The following tables disclose the stock options, share purchase warrants and other rights outstanding to purchase our Common Shares as at August 31, 2004.

At September 30, 2004, 1,412,272 of stock options to purchase our Common Shares were outstanding. The following table discloses the stock options to purchase our Common Shares held by our directors and officers, employees and others as at
September 30, 2004.

                                           AGGREGATE NUMBER
           CLASS OF SECURITYHOLDER            OF OPTIONS            RANGE OF EXPIRY DATES

Directors and Officers
  Options exercisable at $3.69                   12,850      February 9, 2005 to February 16, 2006
  Options exercisable at $4.00                  125,000      March 31, 2009
  Options exercisable at $4.28                  477,170      June 14, 2009
  Options exercisable at $4.62                  215,229      October 9, 2006 to March 1, 2007
All Other Employees (who are not Officers)
  Options exercisable at $3.69                   33,924      February 9, 2005 to February 16, 2006
  Options exercisable at $4.28                   50,007      June 14, 2009
  Options exercisable at $4.62                   90,921      January 28, 2007 to January 31, 2007
All Others
  Options exercisable at $3.00                   26,666      October 16, 2005
  Options exercisable at $3.69                   36,557      February 9, 2005 to September 27, 2011
  Options exercisable at $4.00                  200,000      March 31, 2009
  Options exercisable at $4.28                   73,288      June 14, 2009
  Options exercisable at $4.62                   70,660      January 31, 2007 to September 27, 2011

                                       62

At September 30, 2004, 3,091,856 of warrants to purchase our Common Shares were outstanding. The following table discloses the warrants to purchase our Common
Shares that are outstanding as at September 30, 2004.

                                  AGGREGATE NUMBER
        CLASS OF SECURITYHOLDER     OF WARRANTS          RANGE OF EXPIRY DATES
Directors and Officers

Warrants exercisable at $3.23         351,805(1)   April 11, 2005
All Others
Warrants exercisable at $3.23       2,636,950      April 11, 2005 to March 30, 2009
Warrants exercisable at $3.32         103,101      March 1, 2006 to January 18, 2008

(1)  Mr. LaSalle and Mr. Grou own together 323,798 warrants, held through PGL
     Capital Inc. in which they jointly have a 100% controlling interest and through BridgeCapital International Inc. in which they jointly have an 80%
     controlling interest. BridgeCapital International Inc. acquired its
     Warrants in connection with a prior financing in which it took part.
(2)  28,007 warrants held by Gregg Family Trust.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

1.   Our objects and Purposes

Our Memorandum places no restrictions upon our objects and purposes.

2.   Directors

Under applicable Canadian law, our directors and officers, in exercising their powers and discharging their duties, must act honestly and in good faith with a view to our best interests. Our directors and officers must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Section 6.1 of our By-Law No. 1 provides that no director or officer shall be disqualified by reason of being a director or officer of our Company from, or be required to vacate his position as a director or officer by reason of, holding any other office, employment or other position with or having any pecuniary interest in or with respect to our Company or any other body corporate or contracting with or being otherwise in any way directly or indirectly interested in or concerned with any contract, transaction or arrangement made or proposed to be made with our Company or being a director or officer or acting in a similar capacity of, or having any interest in, another party to such contract, transaction or arrangement. No such contract, transaction or arrangement shall be void or voidable for any such reason and no director or officer shall be liable to account to us or others for any profit arising from any such office, employment or other position or pecuniary interest or realized in respect of any such contract, transaction or arrangement except, in all cases, as otherwise provided in the Canada Business Corporations Act. The Canada Business
Corporations Act provides that, in exercising their powers and discharging their duties, every director of a corporation shall (i) act honestly and in good faith with a view to the best interests of the corporation, and (ii) exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances. Under the Canada Business Corporations Act, a director or an officer must disclose to the corporation the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the corporation, if the director or officer, (i)
is a party to the contract or transaction, (ii) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or (iii) has a material interest in a party to the contract or transaction. Subject to limited exceptions, a director required to make disclosure under the Canada Business Corporation Act must not vote on any resolution to approve the contract or transaction. We have adopted a Code of
Conduct for our Board of Directors and the members thereof that sets out their legal obligations and ensures that they meet the standard of care imposed under the Canada Business Corporations Act. Our Code of

                                       63

Conduct provides that our Board of Directors shall act in the best interests of all of our shareholders and shall also take into consideration the best interests of other stakeholders. Our Code of Conduct also provides that our directors shall strive to avoid any conflict of interest in their capacity as directors and that should a conflict arise, our directors shall disclose to the
Company, on a timely basis, any such conflict, whether resulting from business dealings with the Company, in connection with contractual relations entered into by the Company, or otherwise.

Section 2.4 of our By-Law Number 1 states that if there are 1 or 2 directors, all our directors constitute a quorum at a meeting of our Board of Directors. If there are 3, 4 or 5 directors, a majority of our directors constitute a quorum at a meeting of our Board of Directors. Otherwise, such a quorum consists of the next whole number not less than 2/5ths of the number of board members. The
"number of board members" is either:

     (a)  if a fixed number of directors is provided for in our articles, that number, or

     (b)  if a minimum and maximum number of directors is provided for in our articles, the total number of directors most recently elected by our shareholders, whether at the last annual meeting or otherwise, plus, if applicable, the number of additional directors appointed by our board following such election in accordance with any right provided in our articles which allows such an appointment or appointments and until such an election has been held, our number of board members is our number of directors named in the notice of directors filed with our articles.

Our Board of Directors shall not transact business at a meeting of directors unless the minimum number of resident Canadian directors required by the Canada
Business Corporations Act are present. Under the Canada Business Corporations
Act at least twenty-five percent of our directors must be resident Canadians, and our directors must not transact business unless at least twenty-five percent of the directors present at a meeting are resident Canadians. Four of our six directors are resident Canadians.

There are no provisions in our By-Law Number 1 imposing a requirement for retirement or non-retirement of directors under an age limit requirement, relating to the borrowing powers exercisable by our Board of Directors, requiring that a director need be a shareholder to be qualified as a director, affecting the directors' power in the absence of an independent quorum to vote compensation for themselves or any member of their body.

3.   Shares

Our Articles provide that we are authorized to issue an unlimited number of shares designated as Common Shares. Except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series, each holder of Common Shares is entitled to receive notice of, to attend and to vote at all meetings of our shareholders.
Members of our Board of Directors are re-elected annually and hold office until the next annual meeting of our shareholders or until a successor is duly elected unless prior thereto the director resigns or the director's office becomes vacant by death or other cause. Our directors do not stand for re-election at staggered intervals. There is no provision in our Articles for cumulative voting of our Common Shares. Subject to the rights, privileges, restrictions and conditions attached to any other class of our shares, the holders of our Common
Shares are also entitled to receive dividends if, as and when declared by our directors and are entitled to share equally in our remaining property upon our liquidation, dissolution or winding-up.

                                       64

Under the Canada Business Corporations Act we are required to obtain the approval of a majority of not less than two-thirds of the votes cast by shareholders present at the meeting in order to change the rights of holders of our Common Shares.

4.   Rights of Shareholders

Under the Canada Business Corporations Act, our shareholders are entitled to examine, during our usual business hours, our articles and by-laws, notices of directors and change of directors, any unanimous shareholder agreements, the minutes of meetings and resolutions of shareholders and the list of shareholders.

Our shareholders may obtain a list of shareholders upon payment of a reasonable fee and sending an affidavit to us or our transfer agent stating, among other things, that the list of shareholders will not be used by any person except in connection with an effort to influence the voting of our shareholders, an offer to acquire our shares or any other matter relating to our affairs.

Under the Canada Business Corporations Act, our shareholders may apply to a court having jurisdiction directing an investigation to be made of our Company.
If it appears to the court that our formation, business or affairs were conducted for fraudulent or unlawful purposes, or that the powers of our directors were exercised in a manner that is oppressive or unfairly disregards the interests of the shareholders, the court may order an investigation to be made of our Company.

To change the rights of holders of stock, where such rights are attached to an issued class or series of shares, requires the consent by a separate resolution of the holders of the class or series of shares, as the case may be, requiring a majority of not less than two thirds of the votes cast.

We are organized under the laws of Canada. Some of our directors, officers, and affiliates, as well as the experts named in this amended registration statement, are residents of Canada and, to the best of our knowledge, all or a substantial portion of such person's assets and all of our assets are located outside of the
United States. As a result, it may be difficult for our shareholders in the
United States to effect service of process on us or these persons above within the United States, or to realize in the United States upon judgments rendered against our Company or such persons. Additionally, our shareholders should not assume that the courts of Canada (i) would enforce judgments of United States courts obtained in actions against our Company or such persons predicated upon the civil liability provisions of the United States federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against our Company or such persons predicated upon the United
States federal securities laws or other laws of the United States.

Laws in the United States and judgments of United States courts would generally be enforced by a court of Canada unless such laws or judgments are contrary to public policy in Canada, are or arise from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and are not in compliance with applicable laws in Canada regarding the limitation of actions.
Further, a judgment obtained in a United States court would generally be recognized by a court of Canada, except under the following examples:

     (i)    the judgment was rendered in a United States court that had no jurisdiction according to applicable laws in Canada;

     (ii)   the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of

                                       65

            the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

     (iii)  the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure; and

     (iv)   a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a court of Canada or has been decided in a third country and the judgment meets the necessary conditions for recognition in a court of Canada.

5.   Meetings

Subject to the provisions of the Canada Business Corporations Act, the annual general meeting of our shareholders shall be on such date in each year as our
Board of Directors may determine, and a special meeting of our shareholders may be convened by our Board of Directors on their own motion or on the requisition of shareholders as provided for in the Canada Business Corporations Act. Notice of the time and place of each meeting of shareholders shall be given not less than 21 days nor more than 60 days before the date of the meeting to each director, shareholder and our auditor. A meeting of shareholders may be held without notice at any time and at any place provided a waiver of notice is obtained in accordance with section 136 of the Canada Business Corporations Act.
Section 3.6 of our By-Law Number 1 provides that the only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and the President, if any, as well as others permitted by the chair of the meeting. Under our current by-law, a quorum at meetings of our shareholders consists of one or more voting persons present and authorized to cast in the aggregate not less than 25% of the total number of votes attached to all shares carrying the right to vote at that meeting.

Our Board of Directors believes that this requirement is too restrictive and not reflective of quorum requirements for public companies. To this end, our Board has passed a resolution authorizing and approving By-Law Number 2, which sets the quorum requirement at two or more shareholders present in person or by proxy and authorized to cast an aggregate not less than 2% of the total number of votes attaching to all shares carrying the right to vote at that meeting. Our
By-Law Number 2 was approved and confirmed by our shareholders at our Annual and
Special Meeting of Shareholders held on September 15, 2004. Our By-Law Number 2 is now effective.

6.   Ownership of Securities

There are no limitations on the right to own our securities, imposed by foreign law or by our By-Law Number 1 or other of our constituent documents.

7.   Change in Control

No provision of our articles of association, charter or By-Law No. 1 would have the effect of delaying, deferring, or preventing a change in control, and operate only with respect to a merger, acquisition or corporate restructuring of our Company or any of our subsidiaries.

8.   Ownership Threshold

The Securities Act (Ontario) provides that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities must, within 10 days of becoming an
"insider", file an insider report

                                       66

in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Securities Act (Ontario)
also provides for the filing of a report by an "insider" of a reporting issuer who acquires or transfers securities of the issuer. This insider report must be filed within 10 days after the change takes place.

The United States rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the United States Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act.
This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

C.   MATERIAL CONTRACTS

The following are our material contracts to which we or any member of the group is a party, for the two years immediately preceding publication of this amended registration statement.

     1.   2004 Stock Option Plan;

     2.   Form 6A Seed Share Resale Restrictions Pooling Agreement among
          National Bank Trust Inc., LMS Medical Systems Inc. and certain shareholders dated April 1, 2004 and effectively terminated on August
          1, 2004;

     3.   Form 5D Value Security Escrow Agreement among National Bank Trust
          Inc., LMS Medical Systems Inc. and certain shareholders dated April 1,
          2004;

     4.   Undertaking from certain shareholders to LMS Medical Systems Inc.
          dated as of the 1st day of April, 2004; and

     5.   Employment Agreement for each of the following individuals:

          (a)  Diane Cote dated October 9, 2001;

          (b)  Dr. Emily Hamilton dated September 9, 1996; and

          (c)  Timothy Stephen Betts dated March 1, 2002.

     6.   Value Added Marketing Agreement with McKesson Information Solutions
          LLC effective August 16, 2004.

Summary

The following is a summary of our material contracts other than those summarized elsewhere in this amended registration statement. In connection with the capital transaction in substance and pursuant to the policies of the TSX Venture
Exchange we entered into three separate escrow arrangements with certain of our shareholders.

                                       67

1.   We entered into a TSX Venture Exchange Form 5D Value Security Escrow
     Agreement with National Bank Trust Inc. and with certain of our shareholders on April 1, 2004. Pursuant to the policies of the TSX Venture
     Exchange all securities that were held by our directors, senior management and holders of 10% of our voting shares upon the final acceptance by the
     TSX Venture Exchange of the reverse takeover transaction were required to be escrowed under the Form 5D Value Security Escrow Agreement. The Form 5D
     Value Security Escrow Agreement provides that our shareholders whose Common
     Shares and warrants are held in escrow may not sell, transfer, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with the escrowed Common Shares or warrants. The Form 5D Value Security
     Escrow Agreement remains effective until all of our Common Shares and warrants have been released from escrow pursuant to the terms thereof, regardless of the exchange on which our Common Shares are listed.

     Pursuant to the terms and conditions of the Form 5D Value Security Escrow
     Agreement and with the approval of the TSX, a total of 297,121 Common
     Shares and all of the warrants have been released from escrow and are now free trading. Under the terms and conditions of the Form 5D Value Security
     Escrow Agreement, National Bank Trust Inc. currently holds an aggregate of
     297,123 of our Common Shares in escrow. The Common Shares will be released in two tranches, (i) 148,564 Common Shares on April 14, 2005, and (ii)
     148,559 Common Shares on October 14, 2005. The following table discloses our directors, senior management and major shareholders who hold Common
     Shares and warrants that are subject to the Form 5D Value Security Escrow
     Agreement:

NAME                         POSITION WITH OUR COMPANY            RELEASE DATES FOR COMMON SHARES
                                                                          HELD IN ESCROW
--------------------------------------------------------------------------------------------------

Diane Cote                   President and Chief Executive        10,119 as of April 14, 2005
                             Officer and Director                 10,118 as of October 14, 2005

--------------------------------------------------------------------------------------------------
Emily Hamilton               Vice-President, Medical Research     76,359 as of April 14, 2005
                                                                  76,358 as of October 14, 2005
--------------------------------------------------------------------------------------------------
Mr. Yves Grou                Chief Financial Officer              3,148 as of April 14, 2005
                                                                  3,147 as of October 14, 2005
--------------------------------------------------------------------------------------------------
PGL Capital Inc.             Benoit La Salle and Yves Grou        17,598 as of April 14, 2005
                             jointly have a 100% controlling      17,597 as of October 14, 2005
                             interest in PGL Capital Inc.
--------------------------------------------------------------------------------------------------
BridgeCapital                Benoit La Salle and Yves Grou        41,340 as of April 14, 2005
International Inc.           jointly have an 80% controlling      41,339 as of October 14, 2005
                             interest in BridgeCapital
                             International Inc.
--------------------------------------------------------------------------------------------------

2.   We entered into a TSX Venture Exchange Form 6A Seed Share Resale
     Restrictions Pooling Agreement with National Bank Trust Inc. and certain of our shareholders on April 1, 2004. The Common Shares held in escrow under the Form 6A Seed Share Resale Restrictions Pooling Agreement were released in five equal tranches of 20% on April 1, 2004, May 1, 2004, June 1, 2004,
     July 1, 2004 and August 1, 2004. As of August 1, 2004, all of our Common
     Shares held in escrow under the Form 6A Seed Share Resale Restrictions
     Pooling Agreement were released from escrow by National Bank Trust Inc. The
     Form 6A Seed Share Resale Restriction Pooling Agreement was effectively terminated on August 1, 2004.

                                       68

3.   On April 1, 2004, five of our shareholders, Finloc Capital Inc., Fonds de solidarite des travailleurs du Quebec (FSTQ), Placements Lux Ltd., Business
     Development Bank of Canada and Innovatech Grand Montreal) voluntarily undertook to escrow their Common Shares and warrants. The voluntary undertaking was sought and obtained to maintain an orderly market for our
     Common Shares following the completion of the reverse takeover transaction.
     The shareholders that entered into the voluntary undertaking agreed not to
     (i) sell their Common Shares or warrants until those Common Shares or warrants were released from the undertaking, and (ii) engage in any short selling activities of any kind with respect to any Common Shares on or prior to April 1, 2007. There are currently 4,110,498 Common Shares and
     1,324,382 warrants held in the escrow pursuant to the voluntary undertaking. The Common Shares and warrants held pursuant to the voluntary undertaking will be released in three tranches, (i) 1,027,624 Common Shares and 331,095 warrants on April 1, 2005, (ii) 1,541,437 Common Shares and
     496,643 warrants on April 1, 2006, and (iii) 1,541,437 Common Shares and
     496,643 warrants on April 1, 2007.

4.   We entered into a value added marketing agreement with McKesson Information
     Solution LLC, effective August 16, 2004, pursuant to which we granted to
     McKesson a license to private brand and integrate CALM(TM) SURVEILLANCE,
     CALM(TM) CURVE, CALM(TM) ARCHIVE, CALM(TM) PROFILE and CALM(TM) PATTERNS
     under a McKesson private label for customers requesting a labor and delivery solution and to market and distribute the product together with other McKesson products and services to current and prospective McKesson customers.

D.   EXCHANGE CONTROLS

There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our shares, other than withholding tax requirements (see "Item E. Taxation").

There are no limitations under the laws of Canada or in our constituting documents, with respect to the right of non-resident or foreign owners to hold or vote Common Shares other than those imposed by the Investment Canada Act. The
Investment Canada Act is a federal Canadian statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an individual, a government or entity that is a
"non-Canadian" as that term is defined in the Investment Canada Act.

Management of our Company believes that it is not currently a "non-Canadian" for purposes of the Investment Canada Act. If our Company were to become a
"non-Canadian" in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a "non-Canadian" of an existing Canadian business with gross assets of $5,000,000 or more is reviewable under the Investment Canada
Act, with a thresholds of $223 million and $237 million for transactions closing in 2003 and 2004, respectively, for "WTO investors" as defined under the
Investment Canada Act. If our Company were to become a "non-Canadian" in the future, Management believes our Company would likely become a "non-Canadian"
which is a "WTO investor". Generally, indirect acquisitions of existing Canadian businesses (with gross assets over certain threshold levels) are reviewable under the Investment Canada Act, except in situations involving "WTO investors"
where indirect acquisitions are generally not reviewable. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher "WTO investor" thresholds do not apply.

Acquisitions of businesses related to Canada's cultural heritage or national identity (regardless of the value of assets involved) may also be reviewable under the Investment Canada Act. In addition, investments to establish new, unrelated businesses are not generally reviewable. An investment to

                                       69

establish a new business that is related to the non-Canadian's existing business in Canada is not notifiable under the Investment Canada Act unless such investment relates to Canada's cultural heritage or national identity.

Investments which are reviewable under the Investment Canada Act are reviewed by the Minister, designated as being responsible for the administration of the
Investment Canada Act. Reviewable investments, generally, may not be implemented prior to the Minister's determining that the investment is likely to be of "net benefit to Canada" based on the criteria set out in the Investment Canada Act.
Generally, investments by non-Canadians consisting of the acquisition of control of Canadian businesses which acquisitions are otherwise non-reviewable or the establishment of new Canadian businesses require that a notice be given under the Investment Canada Act in the prescribed form and manner.

Any proposed takeover of our Company by a "non-Canadian" would likely be subject only to the simple "notification" requirements of the Investment Canada Act as in all likelihood that non-Canadian would be a "WTO investor" for purposes of the Investment Canada Act. Generally, a "WTO investor" is an individual, other than a Canadian, who is a national of a country which is a member of the World
Trade Organization. In the case of a person which is not an individual, a "WTO investor" is a person which, generally, is ultimately controlled by individuals, other than Canadians, who are nationals of a WTO member. Currently there are 134 countries which are members of the WTO, including virtually all countries of the
Western world. The Company would have to have an asset base of at least
$5,000,000 before the "reviewable" transaction provisions of the Investment
Canada Act became relevant for consideration by a third party non-Canadian acquirer, which is not a "WTO investor."

E.   TAXATION

Considerations for Canadian Holders

The following is a summary of the principal Canadian federal income tax considerations, as of the date hereof, generally applicable to securityholders who deal at arm's length with us, who, for purposes of the Income Tax Act
(Canada) (the "Canadian Tax Act") and any applicable tax treaty or convention, are resident.

Generally, our shares will be considered to be capital property to a holder thereof provided that the holder does not use such shares in the course of carrying on a business or has not acquired them in one or more transactions considered to be an adventure in the nature of trade. All securityholders should consult their own tax advisors as to whether, as a matter of fact, they hold our shares as capital property for the purposes of the Canadian Tax Act.

Under the current provisions of the Canadian Tax Act, as modified by the
Proposed Amendments (see below), one-half of capital gains ("taxable capital gains") must be included in computing the income of a holder in the year of disposition. One-half of capital losses ("allowable capital losses") may generally be deducted against taxable capital gains for the year of disposition subject to and in accordance with the provisions of the Canadian Tax Act.

Allowable capital losses in excess of a holder's taxable capital gains of a taxation year may generally be carried back three years and carried forward indefinitely for deduction against taxable capital gains realized in those years, to the extent and under circumstances permitted under the Canadian Tax
Act.

This discussion takes into account specific proposals to amend the Canadian Tax
Act and the regulations thereunder publicly announced by or on behalf of the
Minister of Finance (Canada) prior to the date hereof (the "Proposed
Amendments") and assumes that all such Proposed Amendments will be enacted in

                                       70

their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all; however the Canadian federal income tax considerations generally applicable to securityholders described herein will not be different in a material adverse way if the Proposed Amendments are not enacted.

Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

WHILE INTENDED TO ADDRESS ALL MATERIAL CANADIAN FEDERAL INCOME TAX
CONSIDERATIONS, THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS
NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY
HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES. NO OPINION WAS REQUESTED BY
OUR COMPANY, OR IS PROVIDED BY OUR LEGAL COUNSEL AND/OR AUDITORS. ADDITIONALLY,
THIS SUMMARY DOES NOT CONSIDER THE EFFECTS OF UNITED STATES FEDERAL, STATE,
LOCAL OR FOREIGN INCOME TAX CONSEQUENCES.

ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES SHOULD CONSULT
THEIR OWN TAX ADVISORS ABOUT THE CONSEQUENCES OF PURCHASING, OWNING, AND
DISPOSING OF OUR COMMON SHARES.

Considerations for US Holders

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes the principal Canadian federal income tax considerations applicable to the holding and disposition of our Common Shares by a holder of one or more Common Shares (the "US Holder") who is a resident in the
United States and holds our Common Shares solely as capital property. This summary is based on the Canadian Tax Act, and on the current provisions of the
Canada - US Income Tax Convention, 1980 (the "Treaty"). It has been assumed that all currently proposed amendments to the Canadian Tax Act will be enacted as proposed and that there is no other relevant change in any governing law.

Every US Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the US Holder on the US Holder's
Common Shares. Under the Treaty, the rate of withholding tax is, if the US
Holder is a company that owns at least 10% of our voting stock and beneficially owns the dividend of 5%, and in any other case 15%, of the gross amount of the dividend.

Pursuant to the Canadian Tax Act, a US Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a Common Share, including a deemed disposition on death, provided either that the US Holder did not hold the Common Share as capital property used in carrying on a business in Canada, or that neither the US Holder nor persons with whom the US Holder did not deal at arm's length alone or together owned 25%
or more of the issued shares of any class of our shares at any time in the five years immediately preceding the disposition.

Subject to certain limited exceptions, a US Holder who otherwise would be liable for Canadian capital gains tax in consequence of an actual or deemed disposition of a Common Share will generally be exempted for Canadian tax under the Treaty.
Any holder who is a former resident of Canada may have different Canadian tax considerations and should obtain specific tax advice.

                                       71

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary is a general discussion of the material United States
Federal income tax considerations to US holders of our Common Shares under current law. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-US holders.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal
Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.
This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the Federal, state, local, estate and foreign tax consequences of purchasing, owning and disposing of our shares.

US Holders

As used herein, a "US Holder" includes a holder of shares of the Corporation who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for US tax purposes and any other person or entity whose ownership of our shares is effectively connected with the conduct of a trade or business in the United
States. A US Holder does not include persons subject to special provisions of
Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with conduct or trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on our Shares

US Holders receiving dividend distributions (including constructive dividends)
with respect to our shares are required to include in gross income for United
States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits as defined under
US Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the US Holder's United
States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the US Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares.
Preferential tax

                                       72

rates for net capital gains are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder that is a corporation.

With effect from January 1, 2003, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% (5% for certain US Holders).
In order for dividends paid by foreign corporations to qualify for the reduced rates, (1) the foreign corporation must meet certain requirements, including that it not be classified as a foreign investment company or a passive foreign investment company for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year, and (2) the US
Holder must meet the required holding period. In order to meet the required holding period, the US Holder must hold our Common Shares for at least 60 days during the 120-day period beginning 60 days before the ex-dividend date.

Dividends paid on our shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain
United States corporations. A US Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such US Holder owns shares representing at least 10% of our voting power and value. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of receipt, a US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for US dollars, will be ordinary income or loss. However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed US $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our shares may be entitled, at-the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US
Holder's United States Federal income tax liability that the US Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our shares should consult their own tax advisors regarding their individual circumstances.

                                       73

Disposition of our Shares

A US Holder will recognize a gain or loss upon the sale of our shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in our shares. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the US Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the US
Holder. Preferential tax rates for long-term gains are applicable to a U.S.
Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S or the
Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to US $3,000 a year (US $1,500 in the case of a married individual filing separately). For US
Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the
United States and 60% (50% in subsequent years) or more of our gross income for such year was derived from certain passive sources, we would be treated as a
"foreign personal holding company". In that event, US Holders that hold our shares (on the earlier of the last day of our tax year or the last date on which we were a foreign personal holding company) would be required to include in gross income for such year their allowable portions of such passive income to the extent we do not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, directly or indirectly, by citizens or residents of the United
States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701
(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a US Holder selling or exchanging our shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with US Holders, we could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1296 of the
Code, if 75% or more of our gross income in a

                                       74

taxable year is passive income, or the average percentage of our assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. US Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realized on the disposition of shares of the PFIC as ordinary income rather than as a capital gain. However, if the US Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing US Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A US
Holder of a QEF can, however, elect to defer the payment of United States
Federal income tax on such income inclusions. Special rules apply to US Holders who own their interests in a PFIC through intermediate entities or persons.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing US
Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of our shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A US Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.
The transferee's basis in this case will depend on the manner of the transfer.
The specific tax effect to the US Holder and the transferee may vary based on the manner in which our shares are transferred. Each US Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Shareholder Election

These adverse tax consequences may be avoided, if the US Holder has elected to treat the PFIC as a qualified electing fund (a "QEF") with respect to that US
Holder effective for each of the PFIC's taxable years beginning on or after
January 1, 1987, which include any portion of the US Holder's holding period.

The procedure a US Holder must comply with in making an effective QEF election will depend on whether the year of election is the first year in the US Holder's holding period in which we are a PFIC. If the US Holder makes a QEF election in such first year (i.e. a timely QEF election), then the US Holder may make the
QEF election by simply filing the appropriate documents at the time the US
Holder files his tax return for such first year. If, however, we qualified as a
PFIC in a prior year, then in addition to filing documents, the US Holder must generally recognize gain as if it had sold the QEF stock on the first day of the taxable year in which the QEF election is made, if (i) the US Holder holds stock in the PFIC on that day, and (ii) the US Holder can establish the fair market value of the PFIC stock on that day. The US Holder will treat that deemed sale transaction as a disposition of PFIC stock and will, thereafter, be subject to the rules described below applicable to US shareholders of a QEF.

In general, US shareholders of a QEF are taxable currently on their pro rata share of the QEF's ordinary income and net capital gain regardless of whether such income or gain was actually distributed. A US Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.

                                       75

Mark to Market Election

Effective for tax years of US Holders beginning after December 31, 1997, US
Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market
(a "mark-to-market election"). If such an election is made, such US Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A US Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our shares as of the close of such tax year over such US Holder's adjusted basis in such shares. In addition, the US Holder is allowed a deduction for the lesser of (i) the excess, if any, of such US Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our shares included by such US Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a US Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our shares and we are a PFIC
("Non-Electing US Holder"), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A US Holder's adjusted tax basis in our shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The PFIC and QEF election rules are complex. US Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the
United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of our stock ("United States shareholder"), we could be treated as a "controlled foreign corporation" under
Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share of our "Subpart F income" (as specially defined by the
Code). If we are both a PFIC and controlled foreign corporation, we will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation. This rule generally will be effective for our taxable years ending with or within such taxable years of United States shareholders. In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a US Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of
Subpart F, and because it is not clear that Subpart F would apply to the US
Holders of our shares, a more detailed review of these rules is outside of the scope of this discussion.

F.   DIVIDENDS AND PAYING AGENTS

We have no present intention of paying dividends on our Common Shares as we anticipate that all available funds will be invested to finance the growth of our business. We have not paid dividends since incorporation. Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time.

                                       76

G.   STATEMENT BY EXPERTS

The financial statements included in "Item 8 - Financial Information", have been audited by Ernst & Young LLP, Chartered Accountants, located at 1 Place Ville
Marie, Bureau 2400, Montreal, Quebec, Canada, H3B 3M9. The auditors' report is included, in the form and context in which it is included, with the consent of
Ernst & Young LLP, who has authorized the contents of the auditors' report.

H.   DOCUMENTS ON DISPLAY

The documents described herein may be inspected at 181 Bay Street, Suite 2500,
Toronto, Ontario, Canada M5J 2T7. Certain documents described herein were filed with the SEC as exhibits to this amended registration statement. The exhibits to this amended registration statement are available to the public at the SEC's website at http://www.sec.gov.

I.   SUBSIDIARY INFORMATION

Not applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

The primary objective of our investment activities is to preserve principal by maximizing the income we receive from such activities without significantly increasing risk. Securities that we invest in are generally highly liquid short-term investments such as term deposits with terms to maturity of less than one year. Due to the short-term nature of these investments, we believe there is no material exposure to interest rate risk arising from such investments and accordingly, no quantitative tabular disclosure is required.

As at March 31, 2004, we do not have long-term debt except our capital leases.
The carrying value of the cash equivalents, short-term investments, accounts receivable, tax credits receivable, checks issued in excess of bank deposits and accounts payable is a reasonable estimate of their fair value because of their short maturities.

The carrying value of our capital leases included in long-term debt approximates their fair value because management estimates that these capital leases with fixed interest rates have no significant difference between their fair value and their carrying value, based on rates currently available to the Company on capital leases with similar terms and remaining maturities.

Our Company incurs about $1.0 million US of expense in the United States. A decrease of 1% in the value of the Canadian dollar in comparison to the US dollar would increase the expenses of our Company by $10,000. In the future, this risk might be compensated by revenue in US dollars since the revenues are mostly expected to be derived from the United States.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

                                       77

                                     PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF
          PROCEEDS

Not Applicable.

ITEM 15 - CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16 - [RESERVED]

A.   AUDIT COMMITTEE FINANCIAL EXPERT

     Not applicable.

B.   CODE OF ETHICS

     Not applicable.

C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed by Ernst & Young LLP, Chartered Accountants, for services in the financial years ended October 31, 2003 and March 31, 2004 were as follows:

                  Audit services                     $57,000
                  Audit related(1)                    41,000
                  Tax services(2)                     55,000
                                                    --------
                                                    $153,000

(1)  Audit related services consist mainly of accounting and assurance work related to the filing in connection with the reverse takeover transaction and filings with regulators in Canada and other assurance reports as requested.
(2)  Tax fees consist mainly of assistance provided by Ernst & Young LLP in connection with tax compliance, including on research and development tax credit claims and other tax returns.

                                    PART III

ITEM 17 - FINANCIAL STATEMENTS

The consolidated financial statements of LMS, the accounting acquirer, as at
March 31, 2004 and October 31, 2003 and for the five-month period ended March
31, 2004 and for each year in the three-year period ended October 31, 2003, 2002 and 2001 were prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. There are material measurement differences between United States and Canadian generally accepted accounting principles. A reconciliation of the consolidated financial statements to United
States generally accepted accounting principles is set forth in Note 17 of the notes to the consolidated financial statements of LMS.

                                       78

The March 31, 2004 consolidated financial statements are in the following order:

     1.   Auditors' Report;
     2.   Consolidated Balance Sheet;
     3.   Consolidated Statement of Operations;
     4.   Consolidated Statement of Deficit;
     5.   Consolidated Statement of Cash Flows; and
     6.   Notes to Consolidated Financial Statements.

Our unaudited interim consolidated financial statements as at September 30, 2004 and for the six-month period ended September 30, 2004 and 2003 were prepared in accordance with Canadian generally accepted accounting principles for interim financial information and are presented in Canadian dollars.

Our September 30, 2004 interim consolidated financial statements are in the following order:

     1.   Interim Consolidated Balance Sheets;
     2.   Interim Consolidated Statements of Operations;
     3.   Interim Consolidated Statements of Deficit;
     4.   Interim Consolidated Statements of Cash Flows; and
     5.   Notes to Interim Consolidated Financial Statements.

Our financial statements as at March 31, 2004 and for the four-month period ended March 31, 2004 were prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars.

Our March 31, 2004 financial statements are in the following order:

     1.   Balance Sheet;
     2.   Statement of Operation and Deficit;
     3.   Statement of Cash Flows; and
     4.   Notes to Financial Statements.

ITEM 18 - FINANCIAL STATEMENTS

Not Applicable.

ITEM 19 - EXHIBITS

The exhibits are in the following order:

1.   Articles of Incorporation and By-laws:

     (a)  Articles of Incorporation dated January 14, 2003; (1)
     (b)  Articles of Amendment dated February 16, 2004; (1)
     (c)  Articles of Amendment dated March 31, 2004; (1)
     (d)  By-law Number 1; (1) and
     (e)  By-law Number 2. (1)

4.   Material Contracts:

                                       79

     (a)  2004 Stock Option Plan; (1)
     (b)  Form 6A Seed Share Resale Restrictions Pooling Agreement among
          National Bank Trust Inc., LMS Medical Systems Inc. and certain shareholders dated April 1, 2004; (1)
     (c)  Form 5D Value Security Escrow Agreement among National Bank Trust
          Inc., LMS Medical Systems Inc. and certain shareholders dated April 1,
          2004; (1)
     (d)  Undertaking from certain shareholders to LMS Medical Systems Inc.
          dated as of the 1st day of April, 2004; (1) and
     (e)  Employment Agreement for each of the following individuals:
          (i)    Diane Cote dated October 9, 2001; (1)
          (ii)   Dr. Emily Hamilton dated September 9, 1996; (1) and
          (iii)  Timothy Stephen Betts dated March 1, 2002. (1)

7.   Subsidiaries:

     (a)  List of our subsidiaries:
          (i)    LMS Medical Systems (Canada) Ltd. (1)
          (ii)   LMS Medical Systems (USA) Inc. (1)

10.  Additional Exhibits:

     (a)  The Charter of our Audit Committee. (1)

23.1 Consents of Experts

     (a)  Consents of Ernst & Young LLP.

----------------
(1)  Previously filed as an exhibit to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on August 10, 2004 and
     incorporated herein by reference.

                                       F-1

                                   EXHIBIT "A"

     CONSOLIDATED FINANCIAL STATEMENTS

LMS MEDICAL SYSTEMS LTD.
As at March 31, 2004 and October 31, 2003 and for the five-month period ended
March 31, 2004 and for each year in the three-year period ended October 31,
2003, 2002 and 2001

                                      F-2

                                AUDITORS' REPORT

To the Directors of
LMS MEDICAL SYSTEMS LTD.

We have audited the consolidated balance sheet of LMS MEDICAL SYSTEMS LTD. as at
March 31, 2004 and as at October 31, 2003 and the consolidated statement of operations, deficit and cash flows for the five-month period ended March 31,
2004 and for each year of the three-year period ended October 31, 2003, 2002 and
2001. These financial statements are the responsibility of LMS Medical Systems
Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board
[United States]. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of LMS Medical Systems Ltd. as at
March 31, 2004 and as at October 31, 2003 and the results of its operations and its cash flows for the five-month period ended March 31, 2004 and each year of the three-year period ended October 31, 2003, 2002 and 2001 in accordance with
Canadian generally accepted accounting principles.

As described in Note 2, effective November 1, 2003, LMS Medical Systems Ltd.
changed its method of accounting for employee stock-based compensation.

Montreal, Canada,                               /s/ ERNST & YOUNG LLP
May 21, 2004.                                   Chartered Accountants
[Except for Note 1 which is as
   of September 15, 2004.]

                                      F-3

LMS MEDICAL SYSTEMS LTD.
Incorporated under the laws of Canada

                           CONSOLIDATED BALANCE SHEET

As at
                                                                     MARCH 31,        OCTOBER 31,
                                                                          2004               2003
                                                                            $                  $
--------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                            1,431,123                 --
Short-term investments [market value $50,000 in 2004 and 2003]          50,000             50,000
Accounts receivable [note 3]                                           207,377            473,023
Research and development tax credits receivable [note 15]            1,210,326            853,292
Prepaid expenses                                                       755,359             75,722
--------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                 3,654,185          1,452,037
--------------------------------------------------------------------------------------------------
Property, plant and equipment [note 4]                                 343,973            315,289
Patents [note 5]                                                        42,006             43,451
--------------------------------------------------------------------------------------------------
                                                                     4,040,164          1,810,777
--------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES
Cheques issued in excess of bank deposits                                   --             32,281
Accounts payable and accrued liabilities [notes 6 and 12]            1,053,356            959,706
Deferred revenue [note 11]                                             482,518            294,639
Loan payable                                                                --            100,000
Current portion of long-term debt [note 7]                              39,981             20,930
--------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                            1,575,855          1,407,556
--------------------------------------------------------------------------------------------------
Long-term debt [note 7]                                                 54,782          1,036,857
--------------------------------------------------------------------------------------------------
                                                                     1,630,637          2,444,413
--------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital stock [note 8]                                              21,755,681         20,768,740
Warrants [note 8]                                                    1,078,500                 --
Shares to be issued [note 8]                                                --            814,158
Unsecured convertible debentures [note 9]                            5,800,000          1,019,674
Deficit                                                            (26,224,654)       (23,236,208)
--------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)                              2,409,527           (633,636)
--------------------------------------------------------------------------------------------------
                                                                     4,040,164          1,810,777
--------------------------------------------------------------------------------------------------

Commitments and contingencies [note 11]

Subsequent events [note 1]

See accompanying notes

                                      F-4

LMS MEDICAL SYSTEMS LTD.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                           FIVE-MONTH
                                          PERIOD ENDED   YEAR ENDED     YEAR ENDED    YEAR ENDED
                                            MARCH 31,    OCTOBER 31,    OCTOBER 31,   OCTOBER 31,
                                              2004          2003           2002          2001
                                                $             $             $             $
---------------------------------------------------------------------------------------------------

REVENUES
Software licences                                   --             --       297,349       157,420
Hardware                                            --             --        32,777        15,630
Technical support and other                     42,019        130,168       109,568       105,612
---------------------------------------------------------------------------------------------------
                                                42,019        130,168       439,694       278,662
---------------------------------------------------------------------------------------------------

OPERATING EXPENSES [note 12]
Research and development costs                 915,476      2,373,485     2,146,137     2,033,234
Less:  Tax credits [note 15]                  (361,873)    (1,024,097)     (826,989)   (1,068,443)
---------------------------------------------------------------------------------------------------
                                               553,603      1,349,388     1,319,148       964,791
---------------------------------------------------------------------------------------------------
Cost of hardware                                    --             --            --        17,280
Other direct costs                              11,039          2,447        40,680        41,715
Administrative                                 716,071      1,471,056     1,449,247     1,114,862
Selling and market development                 586,524      1,533,438     2,012,258     1,563,620
Customer support                               238,574        445,975       425,768        97,094
Quality assurance                               80,923        196,874       138,178            --
Technological showcase project                  13,720        119,727            --            --
Amortization of property, plant and
  equipment                                     42,727        184,902       191,006       166,290
Amortization of patents                          1,445          3,466         3,467            --
Government grant                                     --       (52,690)           --            --
Foreign exchange loss (gain)                    (1,210)      (115,239)      (13,938)       84,122
---------------------------------------------------------------------------------------------------
                                             2,243,416      5,139,344     5,565,814     4,049,774
---------------------------------------------------------------------------------------------------
OPERATING LOSS                              (2,201,397)    (5,009,176)   (5,126,120)   (3,771,112)
Interest on long-term debt                      74,928        219,825       319,283       197,597
Interest income                                 (4,186)       (10,069)      (53,554)      (96,523)
Amortization of deferred financing costs            --         60,548       100,004            --
---------------------------------------------------------------------------------------------------
NET LOSS                                    (2,272,139)    (5,279,480)   (5,491,853)   (3,872,186)
---------------------------------------------------------------------------------------------------

BASIC AND DILUTED LOSS PER SHARE [note 10]       (0.77)         (4.44)        (3.94)        (4.02)
---------------------------------------------------------------------------------------------------

See accompanying notes

                                      F-5

LMS MEDICAL SYSTEMS LTD.

                        CONSOLIDATED STATEMENT OF DEFICIT

                                            FIVE-MONTH
                                           PERIOD ENDED   YEAR ENDED    YEAR ENDED    YEAR ENDED
                                             MARCH 31,    OCTOBER 31,   OCTOBER 31,   OCTOBER 31,
                                               2004          2003          2002          2001
                                                 $             $             $             $
----------------------------------------------------------------------------------------------------

DEFICIT, BEGINNING OF PERIOD                  (23,236,208) (16,511,692)  (10,911,326)   (6,402,059)
Net loss                                       (2,272,139)  (5,279,480)   (5,491,853)   (3,872,186)
Stock dividends on preferred shares                    --     (907,227)           --            --
Shares, options, warrants and convertible
  debentures issuance costs                      (557,699)    (395,371)           --      (618,358)
Interest on convertible debentures               (158,608)    (142,438)     (108,513)      (18,723)
----------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                        (26,224,654) (23,236,208)  (16,511,692)  (10,911,326)
----------------------------------------------------------------------------------------------------

See accompanying notes

                                      F-6

LMS MEDICAL SYSTEMS LTD.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                           FIVE-MONTH
                                          PERIOD ENDED   YEAR ENDED       YEAR ENDED    YEAR ENDED
                                            MARCH 31,    OCTOBER 31,      OCTOBER 31,   OCTOBER 31,
                                              2004          2003             2002          2001
                                                $             $                $             $
----------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net loss                                    (2,272,139)    (5,279,480)     (5,491,853)   (3,872,186)
Adjustments for non-cash items:
  Amortization of assets                        44,172        248,916         294,477       168,598
  Write-off on deferred development costs           --             --              --       295,022
  Accreted interest on long-term debt               --             --              --        75,983
  Bonus to be paid in shares                        --        329,378         430,000            --
----------------------------------------------------------------------------------------------------
                                            (2,227,967)    (4,701,186)     (4,767,376)   (3,332,583)
----------------------------------------------------------------------------------------------------
Net changes in non-cash operating working
  capital items [note 13]                     (489,496)        86,410        (120,702)      (50,011)
----------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO OPERATING ACTIVITIES  (2,717,463)    (4,614,776)     (4,888,078)   (3,382,594)

----------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to property, plant and equipment     (22,294)       (35,906)       (157,838)     (200,265)
Additions to short-term investments                 --             --              --       (50,000)
----------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO INVESTING ACTIVITIES     (22,294)       (35,906)       (157,838)     (250,265)
----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase (decrease) in bank loan                    --       (275,000)        275,000            --
Increase in long-term debt and loan
  payable                                           --      1,100,000       1,419,467     2,383,050
Repayment of long-term debt and loan
  payable                                   (1,112,141)    (3,045,665)       (625,497)     (219,378)
Shares and convertible debentures
  issuance costs                              (484,699)      (316,175)             --      (858,106)
Issuance of capital stock                            1      7,171,338              --     5,306,250
Issuance of convertible debentures           5,800,000             --              --       750,000
----------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO FINANCING ACTIVITIES   4,203,161      4,634,498       1,068,970     7,361,816
----------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS      1,463,404        (16,184)     (3,976,946)    3,728,957
Cash and cash equivalents, beginning of
  period                                       (32,281)       (16,097)      3,960,849       231,892
----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD     1,431,123        (32,281)        (16,097)    3,960,849
----------------------------------------------------------------------------------------------------

SUPPLEMENTARY INFORMATION
Interest paid                                   74,928        219,050         258,033        96,551
Tax credits received                                --        925,517         746,754       830,524
----------------------------------------------------------------------------------------------------

See accompanying notes

                                      F-1

1.   DESCRIPTION OF BUSINESS, REVERSE TAKEOVER TRANSACTION AND OTHER SUBSEQUENT
     EVENTS

DESCRIPTION OF BUSINESS

LMS Medical Systems Ltd. ["LMS"] is incorporated under the Canada Business
Corporations Act. LMS is an early stage company operating in a single business segment and its principal activities have been devoted to the development of leading-edge technology in care management tools in the labour and delivery setting. LMS is currently pursuing its research and development activities as well as the implementation of its distribution network.

To date LMS has financed its cash requirements primarily from shares issuances, loans payable, convertible debentures, investment tax credits and contract revenues. The success of LMS is dependent on obtaining the necessary regulatory approvals, generating revenue from the licensing of its technology in care management tools or directly from its technology and achieving future profitable operations. It will be necessary for LMS to raise additional funds for the continuing development and marketing of its technology in addition to the funds received subsequent to March 31, 2004 as described below.

In connection with the reverse takeover transaction described below, LMS changed its year-end to March 31 effective in 2004.

SUBSEQUENT EVENTS

Reverse takeover transaction

On April 1, 2004, LMS Medical Systems Inc. [formerly Trophy Capital Inc.]
acquired substantially all shares and unsecured convertible debentures from the shareholders and the debenture's holders of LMS in exchange for 2.70727 shares of LMS Medical Systems Inc. for each share of LMS acquired [9,157,434 shares in total] and 300 shares of LMS Medical Systems Inc. for each $1,000 of principal amount of the $5.8 million unsecured convertible debentures [1,740,000 shares in total]. All options granted and warrants issued by LMS were transferred to LMS
Medical Systems Inc. The number and the exercise price of warrants and options outstanding as at March 31, 2004 were also adjusted to reflect the exchange ratio of 2.70727 [see note 8]. As a result, LMS Medical Systems Inc. became the legal parent company of LMS.

                                      F-2

1. DESCRIPTION OF BUSINESS, REVERSE TAKEOVER TRANSACTION AND OTHER SUBSEQUENT
EVENTS [CONT'D]

This transaction involving LMS Medical Systems Inc., a non-operating public enterprise with nominal net non-monetary assets, is a capital transaction in substance for LMS. As a result, this transaction is viewed, for accounting purpose, as the issuance of equity by LMS to the extent of the net monetary assets available in LMS Medical Systems Inc. An accounting value of $958,432 will be allocated to the 406,344 common shares issued and outstanding in the non-operating public enterprise prior to the reverse takeover transaction. This amount consists in cash of $970,428 less net current liabilities assumed of
$11,996 that existed in the non-operating public enterprise at the time of the reverse takeover transaction. Reverse takeover transaction costs are estimated to be $204,816 and will be recorded within deficit. These costs include the fair value of $56,000 determined based on the Black-Scholes option pricing model, for the grant of 66,666 options by the non-operating public enterprise before the finalization of the transaction. The following assumptions were used to determine the fair value: expected average life of 3.2 years, fair value of $3 per common share, dividend yield of nil, volatility factor of 0.278 and risk-free interest rate of 5%. These options were granted to a financial advisor and prior board members of the non-operating public enterprise in connection with the issuance by the non-operating public enterprise of its capital stock for gross proceeds of $1 million, which was required for the reverse takeover transaction to take place. Each option allows the holder to acquire one common share at an exercise price of $3.00 per share. 26,666 of these options are exercisable on or before January 2006 and 40,000 of these options are exercisable on or before January 2008.

Following the reverse takeover transaction, historical financial information presented for comparative purposes by the legal parent company will be that of
LMS. The historic shareholder's equity of the legal parent company prior to the reverse takeover will be retroactively restated for the number of shares received in the reverse takeover transaction. Earnings per share calculations of the legal parent company will also give effect to the reverse takeover transaction for all periods presented.

Issuance of capital stock
Following the exercise of 40,000 options of the 66,666 options described above, the legal parent company issued 40,000 common shares on April 1, 2004 for cash consideration of $120,000.

On April 8, 2004, the legal parent company issued 3,000,000 common shares at a price of $4 per share for cash consideration of $12,000,000. The net proceeds amounted to $11,250,050, after the estimated share issuance costs of $749,950.

                                      F-3

1.   DESCRIPTION OF BUSINESS, REVERSE TAKEOVER TRANSACTION AND OTHER SUBSEQUENT
     EVENTS [CONT'D]

Stock option plan

At the time of the reverse takeover transaction, the legal parent company created a stock option plan for employees, directors and certain external consultants, which was subject to shareholders' approval. This new plan was put in place to replace the stock option plan that existed in LMS prior to the reverse takeover transaction. Pursuant to the terms of the new plan, the board of directors is authorized to grant to directors, officers, and employees of the legal parent company and its subsidiaries, as well as to other persons who provide ongoing management or consulting services to the legal parent company or its subsidiaries, options to acquire common shares of the legal parent company at such prices as may be fixed at the time of the grant, provided however that the option exercise price shall not be less than the closing sale price of the legal parent company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under the new plan shall be non-assignable and non-transferable, and shall have a maximum term of
10 years.

During the three-month period ended June 30, 2004, the new legal parent company granted 925,465 options [including 350,000 options granted at the time of the reverse takeover transaction] to employees, directors and external consultants under this new plan, which was approved at the shareholders' annual and special meeting held on September 15, 2004. The fair value of these options using the
Black-Scholes option pricing model are estimated to be $1.5 million and the legal parent company will record the related expense over the remaining vesting period. The assumptions used included: expected life of 4.5 years, fair value of
$4.50 per common share, dividend yield of nil, volatility factor of 0.278 and risk-free interest rate of 5%. At the annual and special meetings, the shareholders have also fixed at 2,149,942 the maximum number of options that can be granted under the new stock option plan. The 491,927 options given by the new legal parent company in exchange of the options granted by LMS prior to the reverse takeover were not subject of the subsequent shareholders' approval and the legal parent company will continue to provide pro forma disclosures for these options.

2.   SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As further described in Note 17, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with United
States generally accepted accounting principles and the related rules and regulations adopted by the United States Securities and Exchange Commission. The
preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives. The significant accounting policies used in their preparation are as follows:

                                      F-4

2.   SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions including tax credits that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the period. Actual results may vary, and such differences may be material.

CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements include the accounts of LMS and its wholly owned subsidiary, LMS Medical Systems (USA), Inc., an American company.
All significant intercompany balances and transactions have been eliminated on consolidation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, bank balances available after payment of lines of credit, and cash equivalents with an initial maturity date of less than three months and recorded at cost, which approximates the market value.

SHORT-TERM INVESTMENTS

Short-term investments are recorded at the lower of cost and market value.

GOVERNMENT ASSISTANCE

Amounts received or receivable resulting from government assistance programs, including grants and investment tax credits for research and development, are reflected as reductions of the cost of the assets or expenses to which they relate at the time the eligible expenditures are incurred, provided there is reasonable assurance the benefits will be realized.

RESEARCH AND DEVELOPMENT COSTS

Research costs are charged against income in the year of expenditure.
Development costs are charged against income in the period of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.

                                      F-5

2.   SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Amortization is provided over their estimated useful lives using the following methods and rates:

                                            METHODS                                         RATES

Computer hardware                           Declining balance                                 30%
Computer software                           Straight-line                                 2 years
Furniture and fixtures                      Declining balance                                 20%
Office equipment                            Declining balance                                 20%
Leasehold improvements                      Straight-line              Over the term of the lease
Computer hardware under capital lease       Straight-line                                 3 years

PATENTS

Costs related to patents and registration of trademarks are recorded at cost.
Amortization is provided over their estimated useful lives on a straight-line basis over 15 years.

IMPAIRMENT OF LONG-LIVED ASSETS

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and patents, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets. The impairment loss is presented within amortization expense of the related assets.

INCOME TAXES

LMS follows the liability method of accounting for income taxes. Under this method future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the assets or liabilities are expected to be realized or settled. Future income tax assets are recognized if realization is considered "more likely than not". Changes in these balances are included in net earnings of the period in which they arise.

                                      F-6

2.   SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

STOCK-BASED COMPENSATION

As a result of amendments made in October 2003 to the provisions of the CICA
Handbook Section 3870 and SFAS no.148; effective November 1, 2003, LMS changed its method of accounting for employee stock-based compensation and decided to adopt the fair value based method of accounting for all its stock-based compensation. LMS adopted these changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA
Handbook Section 3870. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after November 1, 2003. Prior to the adoption of the fair value based method, LMS, as permitted by Section 3870, had chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees.

When employees exercise their stock options, the capital stock is credited by the sum of the consideration paid by employees or consultants together with the related portion previously credited to additional paid-in capital when compensation costs were charged against income. The prospective method omits the effects of awards granted, modified or settled before November 1, 2003. This change has no impact on the net loss for the five-month period ended March 31,
2004 since no options were granted during that period.

As required by Section 3870, LMS provides pro forma disclosure of the compensation costs based on the fair value method for all awards granted under the employee stock option plan [see note 8].

Such stock-based compensation expense and pro forma disclosure of the stock-based compensation expense for all options granted under the LMS's stock option plans is determined using the fair value method and the fair value of the stock options is determined using the Black-Scholes option pricing model and is recognized over the vesting period of such options.

FINANCING AND SHARE ISSUANCE COSTS

Share and equity instrument issued costs are recorded as an increase of the deficit. Debt issue costs are deferred and amortized over the life of the debt to which they relate using the effective interest rate method.

EARNINGS PER SHARE

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury stock method and are not presented since the exercise of stock options and warrants, and the conversion of the unsecured convertible debentures would be anti-dilutive for all periods presented.

                                      F-7

2.   SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

REVENUE RECOGNITION

Sales consist primarily of revenue from the sales of software licenses, hardware and technical support services. LMS recognizes revenue in accordance with the provision of the American Institute of Certified Public Accountants Statement of
Position [SOP] No. 97-2, Software Revenue Recognition.

LMS recognizes revenue from hardware and software licenses when persuasive evidence of an arrangement exists, delivery, installation and client's acceptance have occurred, the sales price is fixed or determinable, and collection is probable.

Revenue from technical support services, which is generally paid in advance, is deferred and recognized rateably over the period for which the technical support service is provided. Other service revenues are recognized when services are provided.

Revenue on arrangements that includes multiple elements such as hardware, software licenses and services is allocated to each element based on vendor specific objective evidence [VSOE] of the fair value of each element. Allocated revenue for each element is recognized when revenue recognition criteria have been met for each element. VSOE is determined based on the price charged when each element is sold separately.

FOREIGN CURRENCY TRANSLATION

The functional currency of LMS and its U.S. subsidiary is the Canadian dollars.
Accounts in foreign currencies have been translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the rates in effect at the balance sheet date. Other assets and liabilities are translated at the rates prevailing at the transaction dates. Revenues and expenses are translated at average rates prevailing during the period, except for the cost of inventory used and amortization, which are translated at exchange rates prevailing when the related assets were acquired. Gains and losses arising from fluctuations in exchange rates are reflected in net earnings of the period.

FINANCIAL INSTRUMENTS

LMS classifies financial instruments as a liability or as equity in accordance with the substance of the contractual arrangement on initial recognition and the definition of a financial liability and an equity instrument.

                                      F-8

3.   ACCOUNTS RECEIVABLE

                                             MARCH 31,        OCTOBER 31,
                                                  2004               2003
                                                    $                  $
--------------------------------------------------------------------------------

Trade accounts receivable                      177,201            317,021
Allowance for doubtful accounts               (155,686)                --
Commodity taxes                                183,997             54,952
Other receivables                                1,865            101,050
--------------------------------------------------------------------------------
                                               207,377            473,023
--------------------------------------------------------------------------------

4.   PROPERTY, PLANT AND EQUIPMENT

                                   MARCH 31, 2004          OCTOBER 31, 2003
                             ------------------------ --------------------------
                                         ACCUMULATED               ACCUMULATED
                                COST    AMORTIZATION     COST     AMORTIZATION
                                  $           $            $            $
--------------------------------------------------------------------------------

Computer hardware              494,463     385,828      475,569      372,140
Computer software              357,288     353,781      357,288      338,342
Furniture and fixtures         104,343      69,138      104,343       65,471
Office equipment                99,474      52,053       96,074       44,852
Leasehold improvements          71,829      46,724       71,829       43,517
--------------------------------------------------------------------------------
                             1,127,397     907,524    1,105,103      864,322
Computer hardware under
  capital leases               239,941     115,841      190,824      116,316
--------------------------------------------------------------------------------
                             1,367,338   1,023,365    1,295,927      980,638
Accumulated amortization    (1,023,365)                (980,638)
--------------------------------------------------------------------------------
                               343,973                  315,289
--------------------------------------------------------------------------------

The acquisitions under capital leases totalled $49,117 and $68,359 for the period ended March 31, 2004 and for the year ended October 31, 2003 respectively.

                                      F-9

5.   PATENTS

                                   MARCH 31, 2004           OCTOBER 31, 2003
                             -------------------------  ------------------------
                                          ACCUMULATED             ACCUMULATED
                               COST      AMORTIZATION    COST    AMORTIZATION
                                 $            $            $           $
--------------------------------------------------------------------------------

Patents cost                   52,007       10,001       52,007       8,556
Accumulated amortization      (10,001)                   (8,556)
--------------------------------------------------------------------------------
                               42,006                    43,451
--------------------------------------------------------------------------------

6.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                       MARCH 31,    OCTOBER 31,
                                                            2004           2003
                                                              $              $
--------------------------------------------------------------------------------

Trade accounts payable                                   482,877        491,139
Trade accounts payable to a related party [note 12]       69,015        120,776
Salaries, benefits and vacations accruals                277,292        277,606
Accrued liabilities                                      224,172         70,185
--------------------------------------------------------------------------------
                                                       1,053,356        959,706
--------------------------------------------------------------------------------

                                      F-10

7.   LONG-TERM DEBT

                                                          MARCH 31,  OCTOBER 31,
                                                               2004         2003
                                                                 $            $
--------------------------------------------------------------------------------

Loan and promissory notes from a syndicate of lenders,
bearing interest at rate of 14.15% with monthly interest
instalments of $11,792 and repayable upon maturity in
January 2006. The loan and promissory notes are
collateralized by a charge on all assets excluding the
federal and provincial research & development tax credits
receivable ceded to secure the Corporation bank loan. This
loan and promissory notes were repaid during the period         --    1,000,000

Obligations under capital leases bearing interest at rates
ranging from 7% to 22%, repayable by monthly principal
and interest instalments ranging from $75 to $798,
guaranteed by the leased assets and maturing between
March 2005 and April 2007                                   94,763       57,787
--------------------------------------------------------------------------------
                                                            94,763    1,057,787

Less: Current portion of long-term debt                    (39,981)     (20,930)
--------------------------------------------------------------------------------
                                                            54,782    1,036,857
--------------------------------------------------------------------------------

Capital payments required over the next years are as follows:

                                                                            $
--------------------------------------------------------------------------------

2005                                                                     52,073
2006                                                                     44,768
--------------------------------------------------------------------------------
2007                                                                     18,484
2008                                                                         90
Total future minimum payments                                           115,415
Less: Interest                                                          (20,652)
--------------------------------------------------------------------------------
                                                                         94,763
--------------------------------------------------------------------------------

                                      F-11

8.   CAPITAL STOCK

AUTHORIZED

An unlimited number of voting Class A common shares, without par value.

An unlimited number of non-voting Class B common shares, without par value

An unlimited number of convertible voting preferred shares, with an annual cumulative dividend of 18%, payable in preferred shares of the same category. In the event of any liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs either voluntary or involuntary, the holders of the convertible preferred shares shall be entitled to receive, prior and in preference to the holders of the common shares and pro rata among each series based on the original purchase price, an amount equal to the original purchase price plus any accumulated but unpaid dividends, whether or not declared
["Liquidation Preference"]. After the payment of the Liquidation Preference to the holders of the convertible preferred shares, the remaining assets shall be distributed rateably among the holders of the common shares and the convertible preferred shares as if such convertible preferred shares were converted into common shares immediately prior to such distribution. In addition, in the case of a capital reorganization, as defined, or sale of assets, the holders of the convertible preferred shares shall be entitled to receive the amount referred to above in cash or securities. Each convertible preferred share and all accumulated but unpaid dividends thereon, whether or not declared, shall be automatically converted into common shares, at a rate of 1 common share for each convertible preferred share subject to an adjustment to provide for any issuance of common share at a price lower than the preferred conversion price in the following cases: (i) upon the adoption of a resolution by the holders of at least two thirds [66 2/3%] of the then outstanding convertible preferred shares;
or (ii) upon the closing of an underwritten offering of the Corporation's common shares to the public at a per share price of not less than $20, and which are to be listed on the Toronto Stock Exchange, or a recognized major stock exchange that is acceptable to the holders of convertible preferred shares as evidenced by a resolution adopted by the holders of at least two thirds [66 2/3%] of the then outstanding convertible preferred shares pursuant to a receipted prospectus as contemplated in the Securities Act (Quebec).

                                      F-12

8.   CAPITAL STOCK [CONT'D]

ISSUED AND PAID

                                                                 CONVERTIBLE
                                     COMMON SHARES             PREFERRED SHARES
                                 -----------------------    ----------------------       TOTAL
                                  NUMBER          $          NUMBER            $           $
-------------------------------------------------------------------------------------------------

October 31, 2000                   520,408    3,934,355           --           --      3,934,355
  Issuance for cash                465,300    5,306,250           --           --      5,360,250
  Conversion of debentures         434,341    3,449,570           --           --      3,449,570
-------------------------------------------------------------------------------------------------
October 31, 2001                 1,420,049   12,690,175           --           --     12,690,175
  No transaction in 2002                --           --           --           --             --
-------------------------------------------------------------------------------------------------
October 31, 2002                 1,420,049   12,690,175           --           --     12,690,175
  Issuance for cash                     --           --      494,671    7,171,338      7,171,338
  Stock dividends                       --           --       62,474      907,227        907,227
  Conversion of preferred
    shares                       1,716,271    8,078,565     (557,145)  (8,078,565)            --
-------------------------------------------------------------------------------------------------
October 31, 2003                 3,136,320   20,768,740           --           --     20,768,740
  Conversion of debentures         168,326    1,178,282           --           --      1,178,282
  Bonus paid in shares              75,390      814,158           --           --        814,158
  On exercise of options             2,500            1           --           --              1
  Effect of warrants'
    modification                        --   (1,005,500)          --           --     (1,005,500)
-------------------------------------------------------------------------------------------------
MARCH 31, 2004                   3,382,536   21,755,681           --           --     21,755,681
-------------------------------------------------------------------------------------------------

During the five-month period ended March 31, 2004 and the year ended October 31,
2003, 2002 and 2001, LMS completed the following transactions:

2004

LMS converted the 2003 unsecured convertible debentures and issued 168,326 Class
A common shares for total consideration of $1,178,282, which included the capital amount and accreted interest at a conversion price of $7 per share [see note 9].

LMS issued 75,390 Class B common shares to employees granted under the bonus plan, which were included as shares to be issued as of October 31, 2003. These shares were immediately converted into Class A common shares at a conversion rate of 1:1.

LMS issued 2,500 Class A common shares following the exercise of 2,500 options granted under its stock option plan for a cash consideration of $1.

                                      F-13

8.   CAPITAL STOCK [CONT'D]

As part of the decision to convert the preferred shares into common shares on
October 30, 2003 and in connection with the issuance of equity instruments, it was also decided on October 30, 2003 to exchange the warrants issued in 2003 to acquire preferred shares at a price of $14.50 per preferred share by warrants to acquire common shares at a price of $8.75 per common share. It was further approved to allocate the same exercise price for all outstanding warrants which will expire from April 2005 to March 2009. These modifications were subject to shareholders and regulatory approvals, which were obtained early during fiscal
2004. Following this modification, LMS reassessed the fair value of these warrants to be $1,005,500 using the Black-Scholes option pricing model with the following assumptions: expected average life of two years, fair value of $7.00 per common share, volatility factor of 0.303, dividend yield of nil and risk-free interest rate of 5%. The fair value of these warrants was accounted during the five-month period ended March 31, 2004 as a deduction of value attributed to Class A common shares issued in connection with the conversion of preferred shares which occurred on October 30, 2003.

2003

LMS issued 494,671 convertible preferred shares and 1,182,944 warrants for a total cash consideration of $7,171,338. Each warrant entitles the holder to acquire convertible preferred shares at a price of $14.50 per share up to August
2005. Upon their issuance, the fair value of these warrants, determined using the Black-Scholes option pricing model, was insignificant and therefore no value was allocated to them. The assumptions used to determine the fair value were:
expected life of two years, fair value of $14.50 per preferred share, dividend yield of 18%, volatility factor of nil and risk-free interest rate of 5%.

LMS also issued 62,474 convertible preferred shares as payment for the cumulative dividend of 18% declared on convertible preferred shares issued during 2003.

The conversion of the convertible preferred shares was approved at a special preferred shareholders' meeting held on October 30, 2003 but conditional upon closing of financing for a minimum amount of $2 million. This financing was concluded on January 28, 2004. The 557,145 convertible preferred shares were converted into 1,716,271 Class A common shares.

2002

No capital transaction occurred in 2002.

2001

LMS issued 465,300 Class A common shares for a gross cash proceeds of $5,306,250 and incurred share issued costs of $618,358. LMS also converted debentures issued to shareholders in 1999 and 2000 and issued 434,341 Class A common shares for total consideration of $3,449,570, which included the principal amount and accreted interest.

                                      F-14

8.   CAPITAL STOCK [CONT'D]

WARRANTS

                                      MARCH 31, 2004        OCTOBER 31, 2003
                                    NUMBER           $       NUMBER       $
--------------------------------------------------------------------------------

Balance, beginning of period       1,472,318          --      334,374     --
Issued in connection with the
issuance of unsecured convertible
  debentures [note 9]                 38,083      73,000           --     --
Issued to convertible preferred
  shareholders                            --          --    1,182,944     --
Expired                                   --          --      (45,000)    --
Cancelled                           (310,913)         --           --     --
Effect of warrants' modification          --   1,005,500           --     --
--------------------------------------------------------------------------------
BALANCE, END OF PERIOD             1,199,488   1,078,500    1,472,318     --
--------------------------------------------------------------------------------

Each warrant allows to its holder to acquire one Class A common share for a cash consideration of $8.75. The warrants expire from April 2004 to March 2009 with an average remaining life of 2.4 years as at March 31, 2004.

On April 1, 2004, all warrants were cancelled and holders received 2.70727 warrants [3,247,338 in total] with an exercise price of $3.23 per warrant from the new legal parent company, LMS Medical Systems Inc. for each warrant of LMS
[see note 1].

STOCK OPTION PLAN

LMS had an employee stock option plan in place for the benefit of employees and directors whereby non-voting Class B common shares can be issued. The maximum number of non-voting Class B common shares issuable under the plan shall not exceed 15% of the outstanding shares of LMS.

Following the reverse takeover transaction all options were transferred and holders received 2.70727 options [491,927 in total] at an average exercise price of $4.44 from the legal parent company, LMS Medical Systems Inc. for each option of LMS [see note 1].

                                      F-15

8.   CAPITAL STOCK [CONT'D]

The changes to number of stock options granted by LMS and their weighted average exercise price are as follows:

                                                            WEIGHTED AVERAGE
                                                             EXERCISE PRICE
                                                       -------------------------
                                                          NUMBER           $
--------------------------------------------------------------------------------

October 31, 2000                                              39,209    10.00
   Granted                                                    67,576    12.50
   Expired                                                    (2,614)   10.00
--------------------------------------------------------------------------------
October 31, 2001                                             104,171    11.62
   Granted                                                    82,996    12.50
--------------------------------------------------------------------------------
October 31, 2002                                             187,167    12.01
   Granted                                                     2,500       --
   Expired                                                    (5,461)   12.50
--------------------------------------------------------------------------------
October 31, 2003                                             184,206    11.85
   Exercised                                                  (2,500)      --
--------------------------------------------------------------------------------
MARCH 31, 2004                                               181,706    12.01
--------------------------------------------------------------------------------

                       OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
           ------------------------------------------
                               WEIGHTED    WEIGHTED       NUMBER       WEIGHTED
                NUMBER         AVERAGE      AVERAGE    EXERCISABLE      AVERAGE
EXERCISE    OUTSTANDING AS   CONTRACTUAL   EXERCISE       AS AT        EXERCISE
  PRICE    AT MARCH 31, 2004     LIFE        PRICE    MARCH 31, 2004     PRICE
--------------------------------------------------------------------------------

  10.00          39,731       3.0 years      10.00        26,175         10.00
  12.50         141,975       3.3 years      12.50        35,446         12.50
--------------------------------------------------------------------------------

The fair value of options granted were determined by LMS based on the
Black-Scholes option pricing model of the exercise price of the options in comparison to the value of the share at the time of granting the option using and the following assumptions:

Expected average life                                                    5 years
Volatility factor                                                            nil
Dividend yield                                                               nil
Risk-free interest rate                                                       5%

                                      F-16

8.   CAPITAL STOCK [CONT'D]

Pro forma disclosure regarding the stock option plan is as follow:

                                         FIVE-MONTH
                                        PERIOD ENDED  YEAR ENDED   YEAR ENDED     YEAR ENDED
                                          MARCH 31,   OCTOBER 31,  OCTOBER 31,    OCTOBER 31,
                                            2004         2003          2002          2001
                                              $            $            $             $
----------------------------------------------------------------------------------------------

NET LOSS ATTRIBUTABLE TO COMMON SHARES -
  BASIC AND DILUTED [see note 10]         (2,430,747)  (6,329,145)  (5,600,366) (3,890,909)
Stock based compensation costs that
  would have been included in the
  determination of net loss if the fair
  value based method had been applied
  to all awards                              (64,590)    (119,221)    (105,460)    (15,320)
----------------------------------------------------------------------------------------------
PRO FORMA NET LOSS ATTRIBUTABLE TO
  COMMON SHARES - BASIC AND DILUTED       (2,495,337)  (6,448,366)  (5,705,826) (3,906,229)
----------------------------------------------------------------------------------------------

PRO FORMA BASIC AND DILUTED
  LOSS PER SHARE                               (0.79)       (4.52)       (4.02)      (4.03)
----------------------------------------------------------------------------------------------

9.   CONVERTIBLE DEBENTURES

                                                                     MARCH 31,    OCTOBER 31,
                                                                          2004           2003
                                                                            $              $
----------------------------------------------------------------------------------------------

Unsecured convertible debentures for an amount of $5,800,000, non-interest bearing, without maturity date. Debentures are
convertible, at the holder's discretion, at any time after January
1, 2004. An automatic conversion of the unsecured debentures to equity will take place at the time LMS will get a written acceptance for public trading on the Toronto Stock Exchange
or TSX Venture Exchange at the following rate: 111 common
shares for each $1,000 denomination of the unsecured
debentures if LMS is accepted for public listing by June 1,
2004 or the conversion rate will be increased to 122 common
shares after that date; were converted in shares of the new legal
parent company on April 1, 2004 [see note 1]                         5,800,000            --

                                      F-17

9.     CONVERTIBLE DEBENTURES [CONT'D]

                                                                     MARCH 31,    OCTOBER 31,
                                                                          2004           2003
                                                                            $              $
----------------------------------------------------------------------------------------------

Debentures from Beaudier Inc. and Finloc Capital Inc.,
shareholders of LMS, of an initial value of $750,000 when issued in August 2001 plus accreted interest of $269,674 as at October
31, 2003, accumulated at an annual interest rate of 14.15%,
maturing in February 28, 2005. Debentures were collateralized by a second rank moveable hypothec on specific patents and intellectual property and a lien on general assets of LMS. The debentures were convertible, at the lenders discretion, any time between March
2004 and February 2005, the whole of the capital amount and
applicable interest into common shares at a price of $14 per common share which is subject to anti-dilution adjustment in case of LMS common shares are subdivided, consolidated, split or
regrouped on if LMS declared stock dividend or make any other distributions, modifications, reorganizes or reclassifies in any way its issued share capital or its stated capital accounts. Five days after the maturity date, LMS had the right to convert the capital amounts and applicable interest into common shares at the lowest price between the price per share of a financing obtained six months before the maturity date and $14 per common share.
These debentures were converted into Class A common shares during five-month period ended March 31, 2004 at a price of $7 per share as determined under the above anti-dilution provision at the end
of the fiscal year 2003 [see note 8]                                        --      1,019,674
----------------------------------------------------------------------------------------------
                                                                     5,800,000      1,019,674
----------------------------------------------------------------------------------------------

LMS incurred issuance costs of $557,699 in connection with the issuance of the
$5.8 million unsecured convertible debentures which have been accounted for as issuance costs of equity instruments within deficit. These costs include the estimated fair value of $73,000 attributed to the 38,083 warrants issued to financial advisors for services received in connection with this transaction.
The fair value of these warrants was determined using the Black-Scholes option pricing model with the following assumptions: expected life of two years, fair value of $9.00 per common share, volatility factor of 0.278, dividend yield of nil and risk-free interest rate of 5%. In prior financial statements, a value of
$128,600 was incorrectly attributed to these warrants. These financial statements have reclassified the difference of $55,600 from warrants to deficit with no impact on total shareholders' equity, net loss and net loss per shares.

                                      F-18

10.  BASIC AND DILUTED LOSS PER SHARE

The reconciliation of the numerator and denominator for the calculation of loss per share is as follows:

                                            FIVE-MONTH                     YEAR ENDED
                                           PERIOD ENDED  -------------------------------------------
                                             MARCH 31,      OCTOBER 31,    OCTOBER 31,   OCTOBER 31,
                                               2004            2003           2002          2001
----------------------------------------------------------------------------------------------------

NUMERATOR
Net loss                                     (2,272,139)     (5,279,480)   (5,491,853)  (3,872,186)
Stock dividends on preferred shares                  --        (907,227)           --           --
Accreted interest on convertible               (158,608)       (142,438)     (108,513)     (18,723)
debentures
---------------------------------------------------------------------------------------------------
Net loss attributable to common shares       (2,430,747)     (6,329,145)   (5,600,366)  (3,890,909)
   - basic and diluted
---------------------------------------------------------------------------------------------------

DENOMINATOR
Weighted average number of common shares
   - basic and diluted                        3,136,995       1,424,751     1,420,049      968,939
---------------------------------------------------------------------------------------------------

The options and warrants to purchase Class A common shares were not included in the computation of the diluted loss per share because the effect would be anti-dilutive.

The impact of the conversion of the preferred shares and convertible debentures were not included in the computation of the diluted loss per share because the effect would be anti-dilutive.

11.  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The minimum rentals payable under long-term operating leases for equipment and premises, exclusive of certain operating cost for which LMS is responsible, are as follows:

                                                                       $
--------------------------------------------------------------------------------

2005                                                                200,126
2006                                                                195,052
2007                                                                193,848
2008                                                                177,694
--------------------------------------------------------------------------------
                                                                    766,720
--------------------------------------------------------------------------------

The rental expense was $145,557 for the five-month period ended March 31, 2004 and $114,746, $96,173 and $72,770 for the years ended October 31, 2003, 2002 and
2001 respectively.

                                      F-19

11.  COMMITMENTS AND CONTINGENCIES [CONT'D]

LICENSE AGREEMENT

LMS entered into a license agreement with a third party in connection with databases to be used within its monitoring system. The license agreement provides non-transferable, non-exclusive licenses until June 2004 and is subject to royalties of 7.5% on revenues derived from the product of the third party.

DISTRIBUTION AGREEMENT

Under distribution and marketing agreements entered into with Mckesson, a U.S.
based company involved in the development and sale of integrated system tools for hospitals in North America and in the United Kingdom, LMS is committed to develop the interfacing of its software with Mckesson's systems. In addition,
LMS agreed not to enter into similar agreements with certain competitors of
Mckesson. In connection with these agreements, Mckesson agreed to acquire licenses for a total cash consideration of US $500,000 [$675,000] of which US
$250,000 [$334,400] was invoiced and received by LMS as at March 31, 2004. LMS assessed that the sales process on these licenses was not completed and presented these sales within deferred revenues on the balance sheet.

CLAIMS AND ACTIONS

In the normal course of its business, LMS may be exposed to various claims and actions, including products' liabilities. These cases often have numerous uncertainties and the outcome of each case is unpredictable and may have a material impact on the consolidated financial statements of LMS. As at March 31,
2004, management is not aware of any such significant claims and actions against
it.

12.  RELATED PARTY TRANSACTIONS

LMS enters into transactions in the normal course of business with a related company having one common director. These transactions are measured at the exchange amount, which is the amount of consideration determined and agreed to by the related parties. The related party transactions are management fees expense amounting to $75,000 for the five-month period ended March 31, 2004 and
$180,000, $305,217 and nil for the years ended October 31, 2003, 2002 and 2001 respectively. Balance due in connection with these transactions amounts to
$69,015 and $120,776 as at March 31, 2004 and October 31, 2003 respectively and were payable on demand and are included with accounts payable and accrued liabilities.

                                      F-20

13.  NET CHANGE IN NON-CASH WORKING CAPITAL BALANCES RELATED TO OPERATIONS

The net change in non-cash working capital balances related to operations is as follows:

                                             FIVE-MONTH
                                            PERIOD ENDED    YEAR ENDED       YEAR ENDED    YEAR ENDED
                                              MARCH 31,     OCTOBER 31,      OCTOBER 31,   OCTOBER 31,
                                                2004           2003             2002          2001
                                                  $              $                $             $
------------------------------------------------------------------------------------------------------

DECREASE (INCREASE) IN CURRENT ASSETS
  Accounts receivable                          265,646       (298,465)        (28,738)      (62,862)
  Research and development tax credits        (357,034)       (91,682)       (107,524)     (237,919)
  Inventory                                         --             --          13,165       (13,165)
  Prepaid expenses                            (679,637)        32,344          (9,492)      (66,691)
------------------------------------------------------------------------------------------------------
                                              (771,025)      (357,803)       (132,589)     (380,637)
------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CURRENT LIABILITIES
  Accounts payable and accrued                  93,650        200,210          28,085       323,306
  liabilities
  Deferred revenue                             187,879        244,003         (16,198)        7,320
------------------------------------------------------------------------------------------------------
                                               281,529        444,213          11,887       330,626
------------------------------------------------------------------------------------------------------
                                              (489,496)        86,410        (120,702)      (50,011)
------------------------------------------------------------------------------------------------------

14.  FINANCIAL INSTRUMENTS

CREDIT RISK

LMS continually evaluates its customers' credit standing and generally does not require a guarantee. Provisions have been established for possible credit losses. As at March 31, 2004, three customers represent 100% of trade accounts receivable [as at October 31, 2003 - one customer represented 75% of trade accounts receivable]. Also, five customers represented 94% of total sales which respectively amounted to $16,921, $7,083, $6,250, $4,583 and $4,506 for the
five-month period ended March 31, 2004 and one customer represented 31% of total sales, three customers represented 80% of total sales and three customers represented 82% of total sales for the years ended October 31 2003, 2002 and
2001 respectively. LMS has never recorded a bad debt expense except for $155,686 recorded in the five-month period ended March 31, 2004.

                                      F-21

14.  FINANCIAL INSTRUMENTS [CONT'D]

FAIR VALUES

The carrying values of the cash and cash equivalents, short-term investments, accounts receivable, taxes credits receivable, cheques issued in excess of bank deposits and accounts payable is a reasonable estimate of their fair values because of their short maturities.

The carrying value of the loans included in long-term debt approximates their fair value because management estimates that these loans with fixed interest rates have no significant difference between their fair value and their carrying value, based on rates currently available to LMS on loans with similar terms and remaining maturities.

EXCHANGE RISK

As at March 31, 2004, accounts receivable denominated in U.S. dollars amounted to nil [as at October 31, 2003 - $83,353] and accounts payable denominated in
U.S. dollars amounted to $76,261 [as at October 31, 2003 - $124,350]. Also, cash and cash equivalents denominated in U.S. dollars amounted to $42,716 [as at
October 31, 2003 - $13,145].

BANK ACCOUNT

Cash is held in one Canadian chartered bank and one foreign bank.

15.  INCOME TAXES

The reconciliation of income tax computed at the statutory Canadian tax rates with income tax expense form operations is as follows:

                                              FIVE-MONTH
                                             PERIOD ENDED  YEAR ENDED    YEAR ENDED    YEAR ENDED
                                               MARCH 31,   OCTOBER 31,   OCTOBER 31,   OCTOBER 31,
                                                 2004         2003          2002          2001
                                                   $            $             $             $
----------------------------------------------------------------------------------------------------

Tax recovery at statutory rate                 (722,000)   (1,768,000)  (1,950,000)   (1,452,000)
Increase (decrease) in income tax recovery
   resulting from:
   Non-deductible expenses                        6,000        13,000        9,000         5,000
   Quebec non-taxable tax credits                (5,000)      (52,000)     (43,000)      (36,000)
   Differences in effective rate
     attributable to income taxes of other      (37,000)      (56,000)          --        (1,000)
     country
   Financing fees                               (59,000)      (69,000)     (39,000)       (7,000)
   Unrecognized tax benefits from operating
     losses                                     817,000     1,932,000    2,023,000     1,491,000
----------------------------------------------------------------------------------------------------
                                                     --            --           --            --
----------------------------------------------------------------------------------------------------

                                      F-22

15.  INCOME TAXES [CONT'D]

The tax effects of temporary differences and net operating losses that give rise to future income tax assets are as follows:

                                                      MARCH 31,     OCTOBER 31,
                                                           2004            2003
                                                             $              $
--------------------------------------------------------------------------------

FUTURE INCOME TAX ASSETS
Tax basis of property, plant and equipment and
  patents in excess of carrying value                   182,000         188,000
Non-capital losses carried forward                    6,496,000       5,802,000
Research and development expenditures                   203,000         287,000
Financing fees                                           43,000          51,000
--------------------------------------------------------------------------------
Investment tax credits                                  (11,000)        (86,000)
Total future income tax assets                        6,913,000       6,242,000
Valuation allowance                                  (6,913,000)     (6,242,000)
--------------------------------------------------------------------------------
NET FUTURE INCOME TAX ASSETS                                 --              --
--------------------------------------------------------------------------------

During the period ended March 31, 2004, LMS has recorded as a reduction of research and development expenses, an amount of $361,873 [years ended October
31, 2003, 2002 and 2001 - $1,024,097, $826,989 and $1,068,443] in connection with scientific research and experimental development tax credits. The tax credits recorded are based on management's estimates of amounts expected to be recovered and are subject to audit by Tax Authorities. Also, LMS has research and development expenditures of $292,000, which have not been deducted for federal income tax purposes and $1,556,000 for provincial income tax purposes.
These expenditures are available to reduce future taxable income and have an unlimited carry-forward period. Research and development tax credits and expenditures are subject to verification by the tax authorities, and accordingly, these amounts may vary.

LMS also has accumulated share issuance expenses that have not been deducted for income tax purposes amounting to approximately $189,000.

LMS has available a non-refundable investment tax credit of approximately
$105,000 related to research and development expenditures which may be utilized to reduce federal income taxes payable in the future years. Also, LMS has non-capital tax losses, which are available to reduce future taxable income.

The tax benefits of the above items have been fully provided for by a valuation allowance.

                                      F-23

15.  INCOME TAXES [CONT'D]

The detail of the non-capital tax losses is as follows:

                                                LOSS CARRY-FORWARDS
                                         FEDERAL       QUEBEC          USA
                                            $             $             $
--------------------------------------------------------------------------------

2005                                       798,000         790,000           --
2006                                     1,066,000         970,000           --
2007                                     2,111,000       2,017,000           --
2008                                     3,733,000       3,670,000           --
2009                                     5,377,000       5,318,000           --
2010                                     4,081,000       3,970,000           --
2011                                     1,971,000       1,971,000           --
2012 and thereafter                             --              --    2,085,000
--------------------------------------------------------------------------------
                                        19,137,000      18,706,000    2,085,000
--------------------------------------------------------------------------------

16.  SEGMENTED INFORMATION

Management has determined that principal activities of LMS operate in a single business segment and have been devoted to the development of leading-edge technology in care management tools in the labour and delivery setting mainly in
Canada and in the United States of America ["USA"]. Information about geographic areas is as follows:

                                                  CANADA       USA        TOTAL
                                                     $          $           $
--------------------------------------------------------------------------------

MARCH 31, 2004
Revenues                                           25,098     16,921      42,019
Property, plant and equipment and patents         364,161     21,818     385,979
--------------------------------------------------------------------------------

OCTOBER 31, 2003
Revenues                                           85,738     44,430     130,168
Property, plant and equipment and patents         335,087     23,653     358,740
--------------------------------------------------------------------------------

OCTOBER 31, 2002
Revenues                                          304,533    135,161     439,694
--------------------------------------------------------------------------------

OCTOBER 31, 2001
Revenues                                          142,667    135,995     278,662
--------------------------------------------------------------------------------

                                      F-24

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements were prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"]. The following material adjustments to LMS's financial statements would be required to conform with accounting principles generally accepted in the United States ["U.S. GAAP"].

RECONCILIATION OF CONSOLIDATED NET LOSS AND COMPREHENSIVE LOSS

                                              FIVE-MONTH
                                             PERIOD ENDED   YEAR ENDED    YEAR ENDED    YEAR ENDED
                                               MARCH 31,    OCTOBER 31,   OCTOBER 31,   OCTOBER 31,
                                                 2004          2003          2002          2001
                                                   $             $             $             $
----------------------------------------------------------------------------------------------------

Net loss under Canadian GAAP                  (2,272,139)  (5,279,480)    (5,491,853) (3,872,186)
Adjustments to conform to U.S. GAAP
  Property, plant and equipment used in
    research and development activity [a]          8,999       36,451         34,015     (28,267)
  Write-off on deferred development costs [a]         --           --             --     295,022
  Interest on convertible debentures [b]        (158,608)    (142,438)      (108,513)    (18,723)
  Deferred financing costs [b]                   (39,740)     (39,456)            --          --
  Stock-based compensation [e]                    (1,825)     (15,675)            --          --
----------------------------------------------------------------------------------------------------
NET LOSS AND COMPREHENSIVE LOSS UNDER
  U.S. GAAP                                   (2,463,313)  (5,440,598)    (5,566,351) (3,624,154)
----------------------------------------------------------------------------------------------------

Stock dividends on convertible preferred shares       --     (907,227)            --          --
Additional dividend on convertible
  preferred shares upon conversions [f]               --   (3,935,332)            --          --
----------------------------------------------------------------------------------------------------
NET LOSS ATTRIBUTABLE TO COMMON SHARES
  UNDER U.S. GAAP                             (2,463,313) (10,283,157)    (5,566,351) (3,624,154)
----------------------------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER SHARE - U.S. GAAP       (0.79)       (7.22)         (3.92)      (3.74)
----------------------------------------------------------------------------------------------------

                                      F-25

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

RECONCILIATION OF CONSOLIDATED CASH FLOW CAPTIONS

                                             FIVE-MONTH
                                            PERIOD ENDED    YEAR ENDED   YEAR ENDED     YEAR ENDED
                                              MARCH 31,     OCTOBER 31,  OCTOBER 31,    OCTOBER 31,
                                                2004           2003         2002           2001
                                                  $              $            $              $
----------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
As reported under Canadian GAAP              (2,717,463)   (4,614,776)  (4,888,078)     (3,382,594)
Acquisition of property, plant and
  equipment used for R & D [a]                       --        (9,129)     (53,036)       (114,995)
----------------------------------------------------------------------------------------------------
As reconciled to US GAAP                     (2,717,463)   (4,623,905)  (4,941,114)     (3,497,589)
----------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
As reported under Canadian GAAP                 (22,294)      (35,906)    (157,838)       (250,265)
Acquisition of property, plant and
  equipment used for R & D [a]                       --         9,129       53,036         114,995
----------------------------------------------------------------------------------------------------
As reconciled to US GAAP                        (22,994)      (26,777)    (104,802)       (135,270)
----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
As reported under Canadian GAAP               4,203,161     4,634,498     1,068970       7,361,816
Cheque issued in excess of deposits [g]         (32,281)       16,184       16,097              --
----------------------------------------------------------------------------------------------------
As reconciled to US GAAP                      4,170,880     4,650,682    1,085,067       7,361,816
----------------------------------------------------------------------------------------------------
CHANGE IN CASH AND CASH EQUIVALENTS
  UNDER US GAAP                               1,431,123            --   (3,960,849)      3,728,957
----------------------------------------------------------------------------------------------------

                                      F-26

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

RECONCILIATION OF CONSOLIDATED BALANCE SHEETS

                                                MARCH 31, 2004                         OCTOBER 31, 2003
                                  -------------------------------------    ---------------------------------------
                                    CANADIAN                     U.S.       CANADIAN                      U.S.
                                      GAAP     ADJUSTMENTS       GAAP         GAAP       ADJUSTMENTS      GAAP
                                       $            $              $            $             $             $
------------------------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents          1,431,123          --       1,431,123           --          --              --
Short-term investments                50,000          --          50,000       50,000          --          50,000
Accounts receivable                  207,377          --         207,377      473,023          --         473,023
Research and development tax
  credits receivable               1,210,326          --       1,210,326      853,292          --         853,292
Prepaid expenses                     755,359     557,699 [c]   1,313,058       75,722          --          75,722
------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS               3,654,185     557,699       4,211,884    1,452,037          --
------------------------------------------------------------------------------------------------------------------
Property, plant and equipment        343,973     (52,344)[a]     291,629      315,289     (61,343)[a]     253,947
Patents                               42,006          --          42,006       43,451          --          43,451
Deferred financing costs                  --          --              --           --      39,740 [b]      39,740
------------------------------------------------------------------------------------------------------------------
                                   4,040,164     505,355       4,545,519    1,810,777     (21,603)[d]   1,789,175
------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS'
   EQUITY (DEFICIENCY)
CURRENT LIABILITIES
Cheques issued in excess of bank
   deposits                               --          --              --       32,281          --          32,281
Accounts payable and accrued
   liabilities                     1,053,356          --       1,053,356      959,706          --         959,706
Deferred revenue                     482,518          --         482,518      294,639          --         294,639
Loan payable                              --          --              --      100,000          --         100,000
Current portion of long-term debt     39,981          --          39,981       20,930          --          20,930
------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES          1,575,855          --       1,575,855    1,407,556          --       1,407,556
------------------------------------------------------------------------------------------------------------------
Long-term debt                        54,782          --          54,782    1,036,857          --       1,036,857
Unsecured convertible debentures          --   5,800,000 [c]   5,800,000           --   1,019,674 [c]   1,019,674
------------------------------------------------------------------------------------------------------------------
                                   1,630,637   5,800,000       7,430,637    2,444,413   1,019,674       3,464,087
------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital stock                     21,755,681  (1,050,160)[d]  24,640,853   20,768,740  (1,050,160)[d]  23,653,913
                                          --   3,935,332 [f]          --           --   3,935,332 [f]          --
Contributed surplus                       --      17,500 [e]      17,500           --      15,675 [e]      15,675
Warrants                           1,078,500          --       1,078,500           --          --              --
Shares to be issued                       --          --              --      814,158          --         814,158
Unsecured convertible debentures   5,800,000  (5,800,000)[c]          --    1,019,674  (1,019,674)[b]          --
Deficit                          (26,224,654)    (52,344)[a] (28,621,971) (23,236,208)    (61,343)[a] (26,158,658)
                                          --     557,699 [c]          --           --      39,740 [b]          --
                                          --   1,050,160 [d]          --           --   1,050,160 [d]          --
                                          --     (17,500)[e]          --           --     (15,675)[e]          --
                                          --  (3,935,332)[f]          --           --  (3,935,332)[f]          --
------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY
  (DEFICIENCY)                     2,409,527  (5,294,645)     (2,885,118)    (633,636) (1,041,277)     (1,674,912)
------------------------------------------------------------------------------------------------------------------
                                   4,040,164     505,355       4,545,519    1,810,777     (21,603)      1,789,175
------------------------------------------------------------------------------------------------------------------

                                      F-27

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

[A]  RESEARCH AND DEVELOPMENT EXPENDITURES

Under Canadian GAAP, research and development expenditures, which meet the capitalization criteria, must be capitalized as deferred costs and amortized over their estimated useful lives. In addition, property, plant and equipment used for research and development activities should be capitalized and amortized as any other property, plant and equipment. Under U.S. GAAP, research and development expenditures, including property, plant and equipment used for a particular research and development project with no alternative future uses, must be charged to the statement of operations in the period they are acquired under SFAS 2. As a result the write-off of deferred development costs that occurred in 2001 was charged in the statement of operations for Canadian GAAP in
2001 but were expensed in the year incurred under U.S. GAAP. The adjustment for property, plant and equipment, which mainly consisted of computer hardware and software, used in research and development activities for each period is the difference between capitalized acquisition and amortization of such property, plant and equipment during that period.

The adjustments to conform to U.S. GAAP for property, plant and equipment used in research and development activity consist of the following:

                          FIVE-MONTH
                         PERIOD ENDED   YEAR ENDED    YEAR ENDED    YEAR ENDED
                           MARCH 31,    OCTOBER 31,   OCTOBER 31,   OCTOBER 31,
                             2004          2003          2002          2001
                               $             $             $             $
-------------------------------------------------------------------------------
Depreciation                 8,999       45,580        87,051        86,728
Acquisitions                    --       (9,129)      (53,036)     (114,995)
-------------------------------------------------------------------------------
                             8,999       36,451        34,015       (28,267)
-------------------------------------------------------------------------------

                                      F-28

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

[B]  CONVERTIBLE DEBENTURES

Under Canadian GAAP, the 14.15% convertible debentures have been classified as equity as LMS has the option to pay both interest and principal through the issuance of common shares. The related issuance costs were allocated as an increase of deficit. Under U.S. GAAP, these convertible debentures would be considered debt and their issuance costs would be deferred and amortized over the term of the debt. Interest expense would consist of 14.15% interest and the amortization of related issuance costs and would be included in the statement of operations using the effective interest method. The related unamortized issuance costs balance of $39,740 as at October 31, 2003 was reclassified from deficit to deferred financing costs.

In previously issued financial statements, an amount of $509,837 was incorrectly attributed as a beneficial conversion feature in the determination of the net loss under U.S. GAAP for the decrease of the conversion price from $14 to $7 per common share of the convertible debentures which occurred in October 2003 as a result of the conversion of preferred shares. This additional financial charge under U.S. GAAP was determined using the guidance of EITF 98-05. However, since such change in conversion price occurred as a result of the anti-dilution provision of the agreement, LMS has assessed that no beneficial conversion was given to the holders of the convertible debentures.

[C]  UNSECURED CONVERTIBLE DEBENTURES

Under Canadian GAAP, the $5.8 million unsecured convertible debentures, non-interest bearing, without maturity date, convertible at the holder's discretionary and automatically convertible in common shares on June 2, 2004, have been classified as equity because LMS does not have any obligation to repay these unsecured convertible debentures except in case of bankruptcy. Under U.S.
GAAP, the unsecured convertible debentures have been classified as a liability and until the automatic conversion of such debentures into shares the related issuance costs have been classified as prepaid expenses. The related issuance costs of $557,699 were reclassified from deficit to prepaid expenses.

[D]  SHARE AND EQUITY INSTRUMENT ISSUANCE COSTS

Under Canadian GAAP, share and equity instrument issuance costs are recorded as an increase in deficit as allowed by CICA. Under U.S. GAAP, shares issuance costs are recorded as a reduction of related shares and other equity instruments.

                                      F-29

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [CONT'D]

[E]  STOCK-BASED COMPENSATION

Under U.S. GAAP prior to November 1, 2003, LMS measured its stock-based awards using the method prescribed by APB 25. Under this method, any compensation expense relating to LMS's stock option plan was reflected over the vesting period of these options. The compensation expense was determined by the excess of the market value of the underlying shares and the exercise price at the date of the grant. During the year ended October 31, 2003, LMS granted 2,500 options exercisable at a nominal amount while the market value was $7 per share and as result compensation expense of $1,825 and $15,675 in 2004 and 2003 respectively were recorded under U.S. GAAP while under Canadian GAAP no compensation expense was recorded.

As required by Canadian and U.S. GAAP, LMS provides in Note 8 of the consolidated financial statements of LMS pro forma net loss and loss per share if the fair value based method had been applied for options granted prior to
November 1, 2003. At that date, LMS adopted the fair value method of SFAS 123 using the prospectus method of SFAS 148 which is similar to the transitional provision adopted for Canadian GAAP as mentioned in Note 2 of the consolidated financial statements of LMS.

[F]  CONVERSION OF THE CONVERTIBLE PREFERRED SHARES INTO COMMON SHARES

In previously issued financial statements, LMS had accounted for the conversion of preferred shares described in Note 8 at the carrying value of the convertible preferred shares of $8.1 million under both Canadian GAAP and U.S. GAAP. The conversion occurred during the year ended October 31, 2003. LMS revised this accounting treatment under U.S. GAAP since the conversion occurred as a result of negotiations between LMS and the holders of such shares and not under the terms of the initial agreement. As a result, this exchange has been accounted for at the fair value of $7 per common share for 1.7 million common shares issued totalling $12 million. The excess of the fair value over the carrying value of the convertible preferred shares was recorded within deficit and this excess of $3.9 million was also considered as a dividend to convertible preferred shareholders in the calculation of the basic and diluted loss per share.

[G]  OTHER CASH FLOW DIFFERENCES

Under U.S. GAAP, the increase (decrease) in cheques issued in excess of bank deposits of ($32,281), $16,184 and ($33,903) in 2004, 2003 and 2002 respectively which is included with cash and cash equivalent under Canadian GAAP would have been presented within financing activities under U.S. GAAP.

                                      F-30

18.  UNAUDITED CONDENSED FINANCIAL INFORMATION AS AT MARCH 31, 2003 AND FOR THE
     FIVE-MONTH PERIOD THEN ENDED

AS AT MARCH 31, 2003                                                     $
--------------------------------------------------------------------------------
                                                                    [unaudited]
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                               470,816
Short-term investments                                                   50,000
Accounts receivable                                                     253,525
Research and development tax credits receivable                       1,073,187
Prepaid expenses                                                        168,460
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                  2,015,988
--------------------------------------------------------------------------------
Property, plant and equipment                                           343,325
Patents                                                                  46,917
Deferred financing costs                                                174,744
--------------------------------------------------------------------------------
                                                                      2,580,974
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                                444,493
Deferred revenue                                                         92,127
Loan payable                                                             42,419
Current portion of long-term debt                                        21,590
--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                               600,629
--------------------------------------------------------------------------------
Long-term debt                                                          821,411
--------------------------------------------------------------------------------
                                                                      1,422,040
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock                                                        18,912,684
Convertible debentures                                                  930,320
Deficit                                                             (18,684,070)
--------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                            1,158,934
--------------------------------------------------------------------------------
                                                                      2,580,974
--------------------------------------------------------------------------------

                                      F-31

18.  UNAUDITED CONDENSED FINANCIAL INFORMATION AS AT MARCH 31, 2003 AND FOR THE
     FIVE-MONTH PERIOD THEN ENDED [CONT'D]

FOR THE FIVE-MONTH PERIOD ENDED MARCH 31, 2003                             $
--------------------------------------------------------------------------------
                                                                    [unaudited]
REVENUES
Services                                                                58,254
--------------------------------------------------------------------------------

OPERATING EXPENSES
Research and development costs                                         850,162
Less:  Tax credits                                                    (323,187)
--------------------------------------------------------------------------------
                                                                       526,975
--------------------------------------------------------------------------------
Other direct costs                                                       1,122
Administrative                                                         388,410
Selling and market development                                         663,505
Customer support                                                       166,308
Quality assurance                                                       90,199
Technological showcase project                                          35,019
Amortization of property, plant and equipment                           66,170
Amortization of patents                                                  1,445
Foreign exchange gain                                                  (73,432)
--------------------------------------------------------------------------------
                                                                     1,865,721
--------------------------------------------------------------------------------
OPERATING LOSS                                                      (1,807,467)
Financial expense - net                                                131,318
--------------------------------------------------------------------------------
NET LOSS                                                            (1,938,785)
--------------------------------------------------------------------------------

BASIC AND DILUTED LOSS PER SHARE                                         (1.58)
--------------------------------------------------------------------------------

CASH FLOW INFORMATION
Operating activities                                                (2,707,982)
Investing activities                                                   (50,014)
Financing activities                                                 3,194,909
--------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENT                                 436,913
Cash and cash equivalent, beginning of period                           33,903
--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENT, END OF PERIOD                                470,816
--------------------------------------------------------------------------------

                                      F-32

Interim Consolidated Financial Statements [Unaudited]

LMS MEDICAL SYSTEMS INC.
As at September 30, 2004 and for the six-month period
ended September 30, 2004 and 2003

                                      F-33

LMS MEDICAL SYSTEMS INC.

                       INTERIM CONSOLIDATED BALANCE SHEETS
                                   [Unaudited]

As at

                                                  SEPTEMBER 30,       MARCH 31,
                                                           2004            2004
                                                             $               $
--------------------------------------------------------------------------------
                                                                        [note 1]
ASSETS
CURRENT ASSETS
Cash and cash equivalents                            10,824,684       1,431,123
Short-term investments                                   50,000          50,000
Accounts receivable                                     389,304         207,377
Research and development tax credits receivable         933,699       1,210,326
Prepaid expenses                                        190,269         755,359
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                 12,387,956       3,654,185
--------------------------------------------------------------------------------
Property, plant and equipment                           430,989         343,973
Patents                                                  40,272          42,006
--------------------------------------------------------------------------------
                                                     12,859,217       4,040,164
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities              1,116,142       1,053,356
Deferred revenue                                        578,271         482,518
Current portion of long-term debt                        24,229          39,981
--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                             1,718,642       1,575,855
--------------------------------------------------------------------------------
Long-term debt                                           54,783          54,782
--------------------------------------------------------------------------------
                                                      1,773,425       1,630,637
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock [notes 1 and 2]                        41,137,244      21,755,681
Contributed surplus [note 1]                            200,700              --
Warrants [note 2]                                       933,800       1,078,500
Other contributed surplus - options [note 2]             70,000              --
Unsecured convertible debentures [note 1]                    --       5,800,000
Deficit [note 2]                                    (31,255,952)    (26,224,654)
--------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                           11,085,792       2,409,527
--------------------------------------------------------------------------------
                                                     12,859,217       4,040,164
--------------------------------------------------------------------------------

See accompanying notes

                                      F-34

LMS MEDICAL SYSTEMS INC.

                  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                                   [Unaudited]

For the six-month period ended

                                                 SEPTEMBER 30,    SEPTEMBER 30,
                                                            $                $
--------------------------------------------------------------------------------

REVENUES
Software licenses                                       93,871               --
Hardware                                               110,055               --
Technical support and other                            103,870           58,791
--------------------------------------------------------------------------------
                                                       307,796           58,791
--------------------------------------------------------------------------------

OPERATING EXPENSES
Research and development cost                        1,606,215        1,257,928
Less:  Tax credits                                    (261,436)        (442,954)
--------------------------------------------------------------------------------
                                                     1,344,779          814,974
--------------------------------------------------------------------------------
Cost of hardware                                        80,454               --
Other direct costs                                      22,394               --
Administrative                                         936,510          649,596
Selling and market development                       1,060,482          884,473
Special charges [note 3]                               570,884               --
Customer support                                       353,255          284,281
Quality assurance                                       74,072           80,277
Technological showcase project                             818           66,058
Amortization of property, plant and equipment           54,034           85,634
Amortization of patents                                  1,733            1,732
Foreign exchange (gain) loss                            (7,479)         (57,472)
--------------------------------------------------------------------------------
                                                     4,491,936        2,809,553
--------------------------------------------------------------------------------
OPERATING LOSS                                      (4,184,140)      (2,750,762)
Interest on long-term debt                              10,118           41,976
Other interest (income) expenses, net                 (117,726)          26,697
--------------------------------------------------------------------------------
NET LOSS                                            (4,076,532)      (2,819,435)
--------------------------------------------------------------------------------

BASIC AND DILUTED LOSS PER SHARE [note 4]                (0.28)           (0.90)
--------------------------------------------------------------------------------

See accompanying notes

                                      F-35

LMS MEDICAL SYSTEMS INC.

                   INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
                                   [Unaudited]

For the six-month period ended

                                                    SEPTEMBER 30,  SEPTEMBER 30,
                                                             2004           2003
                                                               $              $
--------------------------------------------------------------------------------

DEFICIT, BEGINNING OF PERIOD                          (26,224,654)  (18,865,805)
Net loss                                               (4,076,532)   (2,819,435)
Stock dividends on preferred shares                            --      (549,448)
Accreted interest on convertible debentures                    --       (77,234)
Shares, options, warrants and unsecured convertible
  debentures issuance costs [note 2]                     (749,950)           --
Costs related to reverse takeover transaction [note 1]   (204,816)           --
--------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                (31,255,952)  (22,311,922)
--------------------------------------------------------------------------------

See accompanying notes

                                      F-36

LMS MEDICAL SYSTEMS INC.

                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   [Unaudited]

For the six-month period ended

                                                                   SEPTEMBER 30,      SEPTEMBER 30,
                                                                            2004               2003
                                                                             $                  $
----------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net loss                                                             (4,076,532)        (2,819,435)
Adjustments for non-cash items:
Amortization of assets                                                   55,767             87,366
Accreted interest on convertible debentures                                  --             77,234
Stock based compensation                                                 70,000                 --
Net changes in non-cash operating working capital items                 818,330          1,023,161
----------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO OPERATING ACTIVITIES                           (3,132,435)        (1,631,674)
----------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to property, plant and equipment                             (141,050)           (12,849)
----------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO INVESTING ACTIVITIES                             (141,050)           (12,849)
----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of long-term debt and loan payable                            (15,751)          (371,680)
Capital stock and other equity instruments issuance
   costs [note 2]                                                      (749,950)                --
Increase of capital stock resulting from the reverse
  takeover transaction [note 1]                                         958,432                 --
Issuance of capital stock [note 2]                                   12,623,131          1,378,829
Costs related to the reverse takeover transaction [note 1]             (148,816)                --
----------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO FINANCING ACTIVITIES                           12,667,046          1,007,149
----------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                               9,393,561           (637,374)
Cash and cash equivalents, beginning of period                        1,431,123            470,816
----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                             10,824,684           (166,558)
----------------------------------------------------------------------------------------------------

See accompanying notes

                                      F-37

1.   DESCRIPTION OF BUSINESS, REVERSE TAKEOVER TRANSACTION AND BASIS OF
     PRESENTATION

DESCRIPTION OF BUSINESS

LMS Medical Systems Ltd. [the "Company"] is incorporated under the Canada
Business Corporations Act. The Company is an early stage company operating in a single business segment and its principal activities have been devoted to the development of leading-edge technology in care management tools in the labor and delivery setting. The Company is currently pursuing its research and development activities as well as the implementation of its distribution network.

To date the Company has financed its cash requirements primarily from shares issuances, loans payables, convertible debentures, investment tax credits and contract revenues. The success of the Company is dependent on obtaining the necessary regulatory approvals, generating revenue from the licensing of its technology in care management tools or directly from its technology and achieving future profitable operations. It will be necessary for the Company to raise additional funds for the continuing development and marketing of its technology.

In connection with the reverse takeover transaction described below, the Company changed its year-end to March 31 effective in 2004.

REVERSE TAKEOVER TRANSACTION

On April 1, 2004, the Company [formerly Trophy Capital Inc.] acquired substantially all of the shares and unsecured convertible debentures from the shareholders and the debenture holders of LMS Medical Systems Ltd. ["LMS"] in exchange for 2.70727 Common shares of the Company for each share of LMS and 300
Common shares of the Company for each $1,000 of principal amount of the $5.8 million unsecured convertible debentures of LMS. All options granted and warrants issued by LMS were also exchanged at a conversion ratio of 2.70727.

                                      F-38

1.   DESCRIPTION OF BUSINESS, REVERSE TAKEOVER TRANSACTION AND BASIS OF
     PRESENTATION [CONT'D]

This transaction involving the Company, a non-operating public enterprise with nominal net non-monetary assets as at April 1, 2004, is a capital transaction in substance for LMS. As a result, this transaction is viewed as the issuance of equity by LMS to the extent of the net monetary assets available in the Company.
Accordingly, for accounting purposes, the reverse takeover transaction results in the issuance of 406,344 common shares for a consideration of $958,432, which consist of net monetary assets available in the Company at the time of the reverse takeover transaction. The transaction costs of $204,816 of the reverse takeover transaction are recorded within deficit. These costs include the estimated fair value of $56,000 determined based on the Black-Scholes option pricing model, for the grant of 66,666 options by the Company before the finalization of the transaction. The following assumptions were used to determine the fair value: expected average life of 3.2 years, fair value of $3 per common share, dividend yield of nil, volatility factor of 0.278 and risk-free interest rate of 5%. These options were granted to a financial advisor and prior board members of the non-operating public enterprise in connection with the issuance by the non-operating public enterprise of its capital stock for a gross proceed of $1 million, which was required in order to the reverse takeover transaction to take place. Each option allows the holder to acquire one common share at an exercise price of $3.00 per share. 26,666 of these options are exercisable on or before January 2006 and 40,000 of these options are exercisable on or before January 2008.

As a result, the Company became the legal parent company of LMS. Following the reverse takeover transaction, historical financial information presented for comparative purposes by the Company, will be that of LMS. The historical shareholder's equity of the Company prior to the reverse takeover transaction was retroactively restated for the number of shares received in the reverse takeover transaction. Earnings per share calculations also give effect to the reverse takeover transaction for all periods presented.

BASIS OF PRESENTATION

These unaudited interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles [Canadian GAAP] for interim financial information.
Accordingly, they do not include all of the disclosures required by Canadian
GAAP for annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for interim period are not necessarily indicative of the results that may be expected for the full year.
These financial statements should be read in conjunction with the audited consolidated financial statements of LMS for the five-month period ended March
31, 2004 and the reverse takeover transaction described above. The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those in the audited consolidated financial statements of LMS for the five-month period ended March
31, 2004. The consolidated balance sheet as at March 31, 2004 has been derived from the audited consolidated financial statements of LMS at that date but does not include all of the information and footnotes required by Canadian GAAP for complete financial statements.

                                      F-39

2.   CAPITAL STOCK

AUTHORIZED BEFORE THE REVERSE TAKEOVER TRANSACTION [LMS MEDICAL SYSTEMS LTD.
"LMS"]

An unlimited number of voting Class A common shares, without par value.

An unlimited number of non-voting Class B common shares, without par value.

An unlimited number of convertible preferred shares, voting, with an annual cumulative dividend of 18%, payable in preferred shares of the same category.
Each convertible preferred share and all accumulated but unpaid dividends thereon, whether or not declared, shall be automatically converted into common shares, at a rate of 1 common share for each convertible preferred share, subject to an adjustment of preferred conversion rate clause. The conversion could occur upon the adoption of a resolution by the holders of at least two thirds [66 2/3%] of the then outstanding convertible preferred shares.

AUTHORIZED AFTER THE REVERSE TAKEOVER TRANSACTION [note 1]

An unlimited number of common shares without par value.

Changes in common shares issued and outstanding are summarized as follow:

                                                          NUMBER          $
--------------------------------------------------------------------------------

COMMON SHARES
Balance as at March 31, 2004 as reported in the
  financial statements of LMS                            3,382,536    21,755,681
Conversion ratio [note 1]                                 2.70727             --
--------------------------------------------------------------------------------
Balance, beginning of period                            9,157,434    21,755,681
Issued:
  On reverse takeover [note 1]                            406,344       958,432
  On conversion of convertible debentures [note 1]      1,740,000     5,800,000
  On exercise of options                                   40,000       120,000
  On issuance of common shares for cash                 3,000,000    12,000,000
  On exercise of warrants                                 155,482       503,131
--------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                 14,499,260    41,137,244
--------------------------------------------------------------------------------

                                      F-40

2.   CAPITAL STOCK [CONT'D]

Following the exercise of 40,000 options, the Company issued 40,000 common shares on April 1, 2004 for cash consideration of $120,000.

On April 8, 2004, the Company issued 3,000,000 Common shares at a price of $4 per share for cash consideration of $12,000,000. The net proceeds amounted to
$11,250,050, after the estimated share issuance costs of $749,950.

During the period, 155,482 warrants were exercised for a total proceed of
$503,131.

WARRANTS

The changes to number of warrants issued by the Company are as follows:

                                                                #            $
--------------------------------------------------------------------------------

Balance as at March 31, 2004 as reported in the
  consolidated financial statements of LMS               1,199,488    1,078,500
Conversion ratio [note 1]                                  2.70727           --
--------------------------------------------------------------------------------
Balance, beginning of period                             3,247,338    1,078,500

Exercise of warrants                                      (155,482)    (144,700)
--------------------------------------------------------------------------------
BALANCE END OF PERIOD                                    3,091,856      933,800
--------------------------------------------------------------------------------

Each warrant allows its holder to acquire one Class A common share for a cash consideration of $3.23. The warrants expire from July 2004 to March 2009 with an average remaining life of 2.1 years as at September 30, 2004.

In prior financial statements, an excess value of $55,600 was incorrectly attributed to the issuance of warrants which occurred in the five-month period ended March 31, 2004. These interim financial statements have reclassified the difference from warrants to deficit with no impact on total shareholders'
equity, net loss and net loss per share.

                                      F-41

2.   CAPITAL STOCK [CONT'D]

STOCK OPTION PLAN

The changes to number of stock options granted by the Company and their weighted average exercise price are as follows:

                                                               WEIGHTED AVERAGE
                                                                EXERCISE PRICE
                                                    NUMBER             $
--------------------------------------------------------------------------------

Balance as at March 31, 2004 as reported in the
  consolidated financial statements of LMS          181,706          12.01
Conversion ratio [note 1]                           2.70727
--------------------------------------------------------------------------------

Balance, beginning of period                        491,927           4.44
Reverse takeover [note1]                             66,666           3.00
Exercised                                           (40,000)          3.00
Granted                                             925,465           4.19
Expired                                             (31,786)         (3.69)
--------------------------------------------------------------------------------
BALANCE, END OF PERIOD                            1,412,272           4.25
--------------------------------------------------------------------------------

At the time of the reverse takeover transaction, the Company created a stock option plan for employees, directors and certain external consultants, which was subject to shareholder approval. This plan was put in place to replace the stock option plan that existed in LMS Medical Systems Ltd. prior to the reverse takeover transaction. Pursuant to the terms of the new plan, the board is authorized to grant to directors, officers, and employees of the Company and its subsidiaries, as well as to other persons who provide ongoing management or consulting services to the Company or its subsidiaries, options to acquire common shares of the Company at such prices as may be fixed at the time of the grant, provided however that the option exercise price shall not be less than the closing sale price of the Company's common shares on the Toronto Stock
Exchange on the last trading day prior to the grant of the option. Options granted under the new plan shall be non-assignable and non-transferable, and shall have a maximum term of 10 years.

During the period, the Company granted 925,465 options [including 350,000 options granted at the time of the reverse takeover transaction] to employees, directors and external consultants under this new plan, which was approved at the shareholders annual and special meeting held on September 15, 2004. The fair value of these options using the Black-Scholes option pricing model are estimated to be $1,470,000 and the Company will record the related expenses over the remaining vesting period. The assumptions used included: expected life of
4.5 years, fair value of $4.50 per common share, dividend yield of nil, volatility factor of 0.278 and risk-free interest rate of 5%. At the annual and special meetings, the shareholders have also fixed at 2,149,942 the maximum number of options that can be granted under the new stock option plan.

During the three-month period ended September 30, 2004, the Company recorded an expense of $70,000 in connection with these options.

                                      F-42

2.   CAPITAL STOCK [CONT'D]

Pro forma disclosure regarding options granted under the LMS stock option plan prior to the reverse takeover transaction is as follows:

                                                                      SIX-MONTH PERIOD ENDED
                                                                   SEPTEMBER 30,   SEPTEMBER 30,
                                                                        2004           2003
                                                                         $               $
--------------------------------------------------------------------------------------------------

NET LOSS [see note 4]                                                (4,076,532)      (3,446,117)
Stock-based compensation costs that would have been included in the determination of net loss if the fair value based
  method has been applied                                               (58,698)         (59,610)
--------------------------------------------------------------------------------------------------
PRO FORMA NET LOSS                                                   (4,135,230)      (3,505,727)
--------------------------------------------------------------------------------------------------

PRO FORMA BASIC AND DILUTED LOSS PER SHARE                                (0.29)           (0.91)
--------------------------------------------------------------------------------------------------

3.   SPECIAL CHARGES

During six-month period ended September 30, 2004, the Company incurred professional fees, listing fees and other charges totaling $570,884 in connection with the listing of its shares on the Toronto Stock Exchange ["TSX"]
which occurred on April 22, 2004 and in connection with the registration process as a foreign private issuer with the Securities Exchange Commission ["SEC"] in the United States.

4.   BASIC AND DILUTED LOSS PER SHARE

The reconciliation of the numerator and denominator for the calculation of loss per share is as follows:

                                                                SIX-MONTH
                                                               PERIOD ENDED
                                                               SEPTEMBER 30,      SEPTEMBER 30,
                                                                   2004               2003
                                                                     $                  $
------------------------------------------------------------------------------------------------

NUMERATOR
Net loss                                                        (4,076,532)        (2,819,435)
Stock dividends on preferred shares                                     --           (549,448)
Accreted interest on convertible debentures                             --            (77,234)
------------------------------------------------------------------------------------------------
NET LOSS ATTRIBUTABLE TO COMMON SHARES - BASIC AND DILUTED      (4,076,532)        (3,446,117)
------------------------------------------------------------------------------------------------

DENOMINATOR
Weighted-average number of common shares - Basic and diluted    14,344,260          3,844,456
------------------------------------------------------------------------------------------------

                                      F-43

5.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [U.S. GAAP]

These interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada. As further described in note
17 to the audited consolidated financial statements of LMS for the five-month period ended March 31, 2004, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with accounting principles generally accepted in the
United States and related rules and regulations adopted by the United States
Securities and Exchange Commission.

As at September 30, 2004 and for six-month period then ended, there have been no new material differences between Canadian GAAP and U.S. GAAP other than those described and quantified in Note 17 to the consolidated financial statements of
LMS as at March 31, 2004. During the six-month period ended September, 30, 2004, net loss under U.S. GAAP would be decreased by $10,798 to $4,065,734 to eliminate the depreciation of property, plant and equipment used for research and development under Canadian GAAP that have been expensed when incurred under
U.S. GAAP.

6.   SUBSEQUENT EVENT

Following the end of the period, 1,292,000 warrants were exercised generating additional liquidity for an amount of $4.2 million.

                                      F-44

FINANCIAL STATEMENTS

LMS MEDICAL SYSTEMS INC.
[Formerly Trophy Capital Inc.]
March 31, 2004

                                      F-45

                                AUDITORS' REPORT

To the Directors of
LMS MEDICAL SYSTEMS INC. [formerly Trophy Capital Inc.]

We have audited the balance sheet of LMS MEDICAL SYSTEMS INC. [formerly Trophy
Capital Inc.] as at March 31, 2004 and November 30, 2003 and the statements of operations and deficit and cash flows for four-month period ended March 31, 2004 and the 320-day period ended November 30, 2003. These financial statements are the responsibility of the LMS Medical Systems Inc. management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board
[United States]. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of LMS Medical Systems Inc. as at March 31,
2004 and November 30, 2003 and the results of its operations and its cash flows for four-month period ended March 31, 2004 and the 320-day period ended November
30, 2003 in accordance with Canadian generally accepted accounting principles.

Montreal, Canada,                                    /s/ ERNST & YOUNG LLP
May 21, 2004.                                        Chartered Accountants
[Except for note 1 which is as
   of September 15, 2004.]

                                      F-46

LMS MEDICAL SYSTEMS INC.
Incorporated under the laws of Canada

                                  BALANCE SHEET

As at

                                                     MARCH 31,     NOVEMBER 30,
                                                          2004             2003
                                                            $                $
--------------------------------------------------------------------------------
                                                       [note 1]

ASSETS
CURRENT ASSETS
Cash and cash equivalents                              970,428           83,800
Accounts receivable                                        236               --
--------------------------------------------------------------------------------
                                                       970,664           83,800
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                12,232           30,230
--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                               12,232           30,230
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock [note 3]                               1,125,000          100,000
Contributed surplus - options [note 3]                  56,000               --
Deficit                                               (222,568)         (46,430)
--------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                             958,432           53,570
--------------------------------------------------------------------------------
                                                       970,664           83,800
--------------------------------------------------------------------------------

Subsequent events [note 1]

See accompanying notes

                                      F-47

     LMS MEDICAL SYSTEMS INC.

                       STATEMENT OF OPERATIONS AND DEFICIT

                                                    FOUR-MONTH         320-DAY
                                                  PERIOD ENDED    PERIOD ENDED
                                                     MARCH 31,    NOVEMBER 30,
                                                          2004            2003
                                                            $               $
--------------------------------------------------------------------------------

EXPENSES
Bank charges                                               188              74
Professional fees                                       10,485          34,831
Public company fees                                        400          11,525
--------------------------------------------------------------------------------
NET LOSS                                                11,073          46,430
--------------------------------------------------------------------------------

Deficit, beginning of period                            46,430              --
Share issuance costs                                   165,065              --
--------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                 222,568          46,430
--------------------------------------------------------------------------------

BASIC AND DILUTED LOSS PER SHARE                         (0.03)          (0.70)
--------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES               318,252          66,666
--------------------------------------------------------------------------------

See accompanying notes

                                      F-48

     LMS MEDICAL SYSTEMS INC.

                             STATEMENT OF CASH FLOWS

                                                                    FOUR-MONTH            320-DAY
                                                                  PERIOD ENDED       PERIOD ENDED
                                                                     MARCH 31,       NOVEMBER 30,
                                                                          2004               2003
                                                                            $                  $
---------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net loss                                                               (11,073)           (46,430)
Net changes in non-cash operating working capital items                  6,766             30,230
---------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO OPERATING ACTIVITIES                              (4,307)           (16,200)
---------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of capital stock                                            1,000,000            100,000
Share issuance costs and public company filing fees                   (109,065)                --
---------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO FINANCING ACTIVITIES                             890,935            100,000
---------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                886,628             83,800
Cash and cash equivalents, beginning of period                          83,800                 --
---------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                               970,428             83,800
---------------------------------------------------------------------------------------------------

See accompanying notes

                                      F-49

     LMS MEDICAL SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

March 31, 2004

1.   DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION, REVERSE TAKEOVER
     TRANSACTION AND OTHER SUBSEQUENT EVENTS

DESCRIPTION OF BUSINESS

LMS Medical Systems Inc. [formerly Trophy Capital Inc.] [the "Company"] was listed on the TSX Venture Exchange [the "Exchange"] as a Capital Pool Company
["CPC"]. The Exchange's CPC program was designed as a corporate finance vehicle to provide businesses with an opportunity to obtain financing earlier in their development than might be possible with a regular initial public offering
["IPO"]. The CPC program permits an IPO to be conducted and an Exchange listing to be achieved by a newly created company, which, other than cash, has no assets and has no business or operations. The Company then uses this pool of funds to identify and evaluate assets or businesses to be acquired which would reasonably appear to constitute significant assets and the acquisition of which would reasonably appear to constitute a "Qualifying Transaction" under the CPC program. This may, ultimately, result in the Company obtaining a listing as a regular Tier 1 or Tier 2 issuer on the Exchange. The operations of the Company were primarily funded by the issuance of seed shares.

BASIS OF PRESENTATION

On March 31, 2004, the Company's shareholders adopted a special resolution approving a consolidation of the Company's common shares on the basis of one post-consolidated share for 20 pre-consolidated shares. As a result, the number and the exercise price of all options issued have also been adjusted to reflect the consolidation. All shares and per share amounts included in the financial statements have been adjusted to reflect the share consolidation.

The financial statements of the Company as at March 31, 2004 reflect the operations and the financial position of the Company immediately before the reverse takeover transaction described below. In connection with this reverse takeover transaction, the Company changed its year-end to March 31 effective in
2004. In April 2004, following the reverse takeover transaction, the shares of the Company were listed on the Toronto Stock Exchange.

                                      F-50

     LMS MEDICAL SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

March 31, 2004

1.   DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION, REVERSE TAKEOVER
     TRANSACTION AND OTHER SUBSEQUENT EVENTS [CONT'D]

SUBSEQUENT EVENTS

REVERSE TAKEOVER TRANSACTION

On April 1, 2004, the Company acquired substantially all shares and unsecured convertible debentures from the shareholders and the debenture's holders of the
LMS Medical Systems Ltd. ["LMS"] in exchange for 2.70727 shares of the Company for each share of LMS acquired [9,157,434 shares in total] and 300 shares of the
Company for each $1,000 of principal amount of LMS $5.8 million unsecured convertible debentures [1,740,000 shares in total]. All options granted and warrants issued by LMS have been transferred to the Company. The number and the exercise price of warrants and options outstanding as at March 31, 2004 were also adjusted to reflect the exchange ratio of 2.70727. As a result, the Company became the legal parent company of LMS.

This transaction involving the Company, a non-operating public enterprise with nominal net non-monetary assets, is a capital transaction in substance for LMS.
As a result, this transaction is viewed, for accounting purpose, as the issuance of equity by LMS to the extent of the net monetary assets available in the
Company. An accounting value of $958,432 will be allocated to the 406,344 common shares issued and outstanding in the Company prior to the reverse takeover transaction. This amount consists of cash of $970,428 less net current liabilities assumed of $11,996 that existed in the Company at the time of the reverse takeover transaction. Reverse takeover transaction costs are estimated to be $204,816 and will be recorded within deficit. These costs include the fair value of $56,000 determined based on the Black-Scholes option pricing model, for the grant of 66,666 options by the Company before the finalization of the transaction. The following assumptions were used to determine the fair value, expected average life of 3.2 years, fair value of $3 per common shares, dividend yield of nil, volatility factor of 0.278 and risk-free interest rate of 5%.
These options were granted to financial advisor and prior board members of the
Company in connection with the issuance of capital stock for gross proceeds of
$1 million, which was required for the reverse takeover transaction to take place. Each option allows its holder to acquire one common share at an exercise price of $3.00 per share until its maturity in January 2008.

Following the reverse takeover transaction, historical financial information presented for comparative purposes by the Company will be that of LMS. The historical shareholder's equity of the Company prior to the reverse takeover transaction will be retroactively restated for the number of shares received in the reverse takeover transaction. Earnings per share calculations will also give effect to the reverse takeover transaction for all periods presented.

                                      F-51

     LMS MEDICAL SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

March 31, 2004

1.   DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION, REVERSE TAKEOVER
     TRANSACTION AND OTHER SUBSEQUENT EVENTS [CONT'D]

ISSUANCE OF CAPITAL STOCK

Following the exercise of 40,000 options of the 66,666 options describes above, the Company issued 40,000 common shares on April 1, 2004 for cash consideration of $120,000.

On April 8, 2004, the Company issued 3,000,000 common shares at a price of $4 per share for cash consideration of $12,000,000. The net proceeds amounted to
$11,250,050, after the estimated share issuance costs of $749,950.

STOCK OPTION PLAN

At the time of the reverse takeover transaction, the Company created a stock option plan for employees, directors and certain external consultants, which was subject to shareholders' approval. This new plan was put in place to replace the stock option plan that existed in LMS prior to the reverse takeover transaction.
Pursuant to the terms of the new plan, the board of directors is authorized to grant to directors, officers, and employees of the Company and its subsidiaries, as well as to other persons who provide ongoing management or consulting services to the Company or its subsidiaries, options to acquire common shares of the Company at such prices as may be fixed at the time of the grant, provided however that the option exercise price shall not be less than the closing sale price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under the new plan shall be non-assignable and non-transferable, and shall have a maximum term of
10 years.

During the three-month period ended June 30, 2004, the Company granted 925,465 options [including 350,000 options granted at the time of the reverse takeover transaction] to employees, directors and external consultants under this new plan, which was approved at the shareholders annual and special meeting held on
September 15, 2004. The fair value of these options using the Black-Scholes option pricing model are estimated to be $1.5 million and the Company will record the related expenses over the remaining vesting period. The assumptions used included: expected life of 4.5 years, fair value of $4.50 per common share, dividend yield of nil, volatility factor of 0.278 and risk-free interest of 5%.
At the annual and special meetings, the shareholders have also fixed at
2,149,942 the maximum number of options that can be granted under the new stock option plan. The 491,927 options given by the Company in exchange of the options granted by LMS prior to the reverse takeover were not subject at the subsequent shareholders' approval and the Company will continue to provide pro forma disclosures for these options.

                                      F-52

     LMS MEDICAL SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

March 31, 2004

2.   SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These accounting principles would not materially differ from those that would have been followed had the financial statements been prepared in accordance with accounting principles generally accepted in the United States [U.S. GAAP] except for share issued costs as described below. The significant accounting policies used in their preparation are as follows:

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the period. Actual results may vary, and such differences may be material.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, bank balances available after payment of lines of credit, and cash equivalents with an initial maturity date of less than three months and recorded at cost, which approximates the market value.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the assets or liabilities are expected to be realized or settled. Future income tax assets are recognized if realization is considered "more likely than not". Changes in these balances are included in net earnings of the period in which they arise.

SHARE ISSUANCE COSTS

Share issued costs are recorded as an increase of the deficit. Under U.S. GAAP, such share issued costs would be recorded as a reduction of the related equity instrument. Accordingly, under U.S. GAAP, capital stock and deficit as at March
31, 2004 would be reduced by $165,065 to $959,935 and $57,503 respectively.

EARNINGS PER SHARE

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury stock method and are not presented since the exercise of stock options and warrants would be antidilutive for all periods presented.

                                      F-53

     LMS MEDICAL SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

March 31, 2004

3.   CAPITAL STOCK

AUTHORIZED

An unlimited number of common shares without par value.

ISSUED

                                              MARCH 31, 2004           NOVEMBER 30, 2003
                                        ---------------------------------------------------
                                           NUMBER           $          NUMBER         $
-------------------------------------------------------------------------------------------

COMMON SHARES
Balance, beginning of the period            66,666        100,000          --            --
Issuance of common shares for cash         333,333      1,000,000      66,666       100,000
Issuance of common shares as settlement      6,345         25,000          --            --
-------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                     406,344      1,125,000      66,666       100,000
-------------------------------------------------------------------------------------------

During the period ended March 31, 2004 and 320-day period ended November 30,
2003, the Company completed the following transactions:

2004

On January 7, 2004, the Company issued 333,333 common shares at a price of $3 for cash consideration of $1,000,000. As a result, net proceed is $890,935, after the share issuance cost of $109,065.

On January 29, 2004, in connection with the above issuance of shares, the
Company granted 40,000 options to directors and also granted 26,666 options to an external consultant. Each option gives to its holders the right to purchase 1 common share per option. These options can be exercised at a price per share of
$3. The fair value of the options was determined using the Black-Scholes option pricing model and the value of the January 2004 options is $40,000 and $16,000, respectively. The following assumptions were used to determine the fair value:
expected life of 3.2 years, fair value of $3 per common share, dividend yield of nil, volatility factor of 0.278 and risk-free interest rate of 5%. These options were recorded as share issuance costs and contributed surplus. The fair value of the options was considered by LMS as a cost related to the reverse takeover transaction as described in note 1.

Finally, the Company issued 6,345 common shares as a settlement and payment of an account payable of $25,000.

2003

The Company issued 66,666 common shares for cash consideration of $100,000.

                                      F-54

     LMS MEDICAL SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

March 31, 2004

4.   INCOME TAXES

The reconciliation of income tax computed at the statutory Canadian tax rates with income tax expense form operations is as follows:

                                                                                         320-DAY
                                                                                     PERIOD ENDED
                                                                     MARCH 31,       NOVEMBER 30,
                                                                          2004               2003
                                                                            $                 $
----------------------------------------------------------------------------------------------------

Tax recovery at statutory rate                                          (4,000)           (17,000)
Increase (decrease) in income tax recovery resulting from:
  Shares issuance costs                                                (60,000)                --
  Unrecognized tax benefits from operating losses and
    shares issuance costs                                               64,000             17,000
----------------------------------------------------------------------------------------------------
                                                                            --                 --
----------------------------------------------------------------------------------------------------

The tax effects of temporary differences and net operating losses that give rise to future income tax assets are as follows:

                                                                     MARCH 31,       NOVEMBER 30,
                                                                          2004               2003
                                                                            $                 $
----------------------------------------------------------------------------------------------------

FUTURE INCOME TAX ASSETS
Non-capital losses carried forward                                      25,000             17,000
Shares issuance costs                                                   56,000                 --
----------------------------------------------------------------------------------------------------
Total future income tax assets                                          81,000             17,000
Valuation allowance                                                    (81,000)           (17,000)
----------------------------------------------------------------------------------------------------
NET FUTURE INCOME TAX ASSETS                                                --                 --
----------------------------------------------------------------------------------------------------

                                       C-1

                                 SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934, the Company certifies that it meets all of the requirements for filing on
Form 20-F and has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 29, 2004

                                      ON BEHALF OF THE COMPANY,
                                      LMS MEDICAL SYSTEMS INC.

                                      Per: "Diane Cote"
                                           -------------------------------------
                                           Diane Cote
                                           President and Chief Executive Officer